Exhibit D

BOLIVARIAN REPUBLIC OF VENEZUELA

This description of the Bolivarian Republic of Venezuela is dated as of September 30, 2014 and appears as Exhibit D to the Bolivarian Republic of Venezuela’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2013.

PRINCIPAL ECONOMIC INDICATORS

	As of or For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(percentage change)
Real Gross Domestic Product[1]	(3.2)	(1.5)	4.2	5.6	1.3
Petroleum sector	(7.4)	0.1	0.6	1.4	0.9
Nonpetroleum sector	(1.7)	(1.6)	4.5	5.8	1.8
Consumer prices[2]

End of period	25.1	27.2	27.6	20.1	56.2
Average	27.1	28.2	26.1	21.1	40.6

Wholesale prices[3]
End of period	24.8	26.8	20.7	16.6	52.4
Average	30.9	27.1	22.2	15.8	37.6
Unemployment (in %)[4]	7.8	8.6	8.3	8.1	7.8

	(in millions of U.S. dollars, except where noted)
Balance of Payments[5]
Exports (f.o.b.)	57,603	65,745	92,811	97,340	66,881
Imports (f.o.b.)	(41,192)	(38,539)	(46,813)	(59,339)	(39,439)
Trade balance	16,411	27,206	45,998	38,001	27,442
Current account	2,258	8,812	24,387	11,016	7,484
Overall balance	(10,262)	(8,060)	(4,032)	(996)	(3,305)

International reserves[5]
Gross international reserves	35,000	29,500	29,889	29,887	23,044
Net international reserves	34,759	29,139	29,508	29,356	22,688
Liquid operating reserves	17,687	9,192	5,998	5,964	2,850
Net liquid operating reserves	17,446	8,831	5,617	5,433	2,494
Other international monetary assets[6]	351	41	72	0	0
Stabilization fund	830	832	3	3	3
Average petroleum export price (U.S.$/barrel)[7]	57.0	72.0	101.0	103.4	99.5
Imports coverage[8]	10.2	9.2	7.7	6.0	5.3

	(in millions of 1997 Constant Bolívares)
Central Government
Total revenues	13,366.5	13,429.3	16,384.5	17,067.8	19,286.8
Total expenditures	16,507.7	15,936.3	19,291.3	20,595.3	20,737.1
Overall balance	(3,141.2)	(2,507.0)	(2,906.8)	(3,529.1)	(1,450.5)
(as percentage of real GDP)	(5.5)%	(4.5)%	(5.0)%	(5.7)%	(2.3)%

	(in millions of 1997 Constant Bolívares)
Consolidated Public Sector
Total Revenues	15,337.5	14,744.4	21,693.6	18,207.7	18,818.6
Total Expenditures	20,370.6	21,312.9	27,020.8	28,951.0	29,328.4
Overall Surplus (Deficit)	(5,033.1)	(6,568.5)	(5,327.2)	(10,743.3)	(10,509.8)
(As percentage of GDP)[9]
Overall Surplus (Deficit)	(8.8)%	(11.8)%	(9.2)%	(17.5)%	(16.9)%

	(Average of the annual percentage change in real terms)
	As of or For the Year Ended December 31,
	2009	2010	2011	2012	2013[5]
	(percentage change)
Monetary aggregates[10]
Monetary base	(7.9)	(3.5)	(0.4)	15.6	17.5
Money supply (M2)	(4.9)	(12.4)	5.2	28.3	19.8

(1)	Based on constant Bolívares of 1997 purchasing power (“1997 Constant Bolívares”). Calculations of real GDP growth figures include indirect taxes that are not included as components of petroleum or non-petroleum sectors.
(2)	Figures correspond to the National Consumer Price Index (“NCPI”), Base: December-2007.
(3)	Calculated with taxes.
(4)	Average of semiannual figures.
(5)	At September 30, 2013 for 2013 balance of payments information.
(6)	Includes PDVSA rotatory fund.
(7)	Source: Ministry of Popular Power for Oil and Mining.
(8)	Calculated as gross international reserves divided by average annual level of imports. The 2013 imports coverage was calculated using gross international reserves at September 30, 2013.
(9)	As a percentage of real GDP
(10)	The monetary aggregates were calculated in real terms using the Consumer Price Index (Base: 2007=100).

Sources: Banco Central, Ministry of Popular Power for Economy, Finance and Public Sector Banks (the “Ministry of Finance”) and National Institute of Statistics (“INE”).

CURRENCY OF PRESENTATION

Unless otherwise specified or the context requires, references to “dollars”, “U.S. dollars”, “U.S.$” and “US$” are to United States dollars; references to “Bolívares” and “Bs.” are to Venezuelan Bolívares (“Bolívares”), the currency of Venezuela; references to “Euro”, “EUR” and “€” are to the lawful currency of the European Union; references to “¥” are to Japanese yen; and references to “bpd” are to barrels per day. As used herein, the term “billion” means one thousand million, or 1,000,000,000, and the term “trillion” means one thousand billion, or 1,000,000,000,000. Historical amounts translated into Bolívares or U.S. dollars have been converted at historical rates of exchange, unless otherwise stated. Unless otherwise noted herein, all references to Venezuelan Bolívares refer to nominal Bolívares. Certain amounts that appear herein have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not represent an arithmetical aggregation of the amounts that precede them. Certain tables, as indicated, contain preliminary figures.

Since 2003, the purchase and sale of foreign currencies is centralized in Banco Central de Venezuela (“Banco Central”) by an exchange control regime. The Ministry of Popular Power for Economy, Finance and Public Sector Banks, together with Banco Central, is in charge of setting the exchange rate with respect to the U.S. dollar and other currencies. On January 17, 2014, the Ministry of Popular Power for Public Sector Banks and the Ministry of Finance was merged into the Ministry of Popular Power for Economy, Finance and Public Sector Banks. The current exchange rate of Bs.6.2842 = U.S.$1.00 for purchase operations and Bs.6.30 = U.S.$1.00 for sale operations and for payments of public external debt was established on February 9, 2013. For further information concerning the exchange control regime of Venezuela and applicable exchange rates during the periods of presentation, see “Bolivarian Republic of Venezuela—The Venezuelan Economy—Exchange Control Regime.”

INTRODUCTION AND RECENT DEVELOPMENTS

Political and Governmental Developments

On October 7, 2012, former President Hugo Chávez was re-elected President for a six-year term, receiving 55% of the vote. On March 5, 2013, President Chávez died of cancer. On that date, pursuant to the Constitution, Vice-President Nicolas Maduro became the acting President until new Presidential elections were held on April 4, 2013. On March 8, 2013, the Venezuelan Supreme Court issued a decision under the Venezuelan Constitution that Mr. Maduro could continue as acting President and be a Presidential candidate at the same time. On April 14, 2013, Mr. Maduro was elected President for a six-year term, capturing 50.6% of the vote. The next scheduled Presidential elections are in 2019.

On September 26, 2010, elections were held for the 165 seats in the National Assembly. Former President Chávez’s political party, Partido Socialista Unido de Venezuela (“PSUV”), won 98 seats, other parties aligned with the former Chávez administration won 2 seats and the opposition won the remaining 65 seats. As of May 30, 2014, the PSUV held 95 seats in the National Assembly. The next elections for the National Assembly are scheduled for 2015.

On December 16, 2012, the most recent election for governors was held and candidates from the PSUV won 20 of the 23 gubernatorial offices. Candidates associated with opposition parties were elected in two of the most populous states and in one of the largest states of Venezuela. The most recent elections for mayors and local officials were held on December 8, 2013, and candidates from the PSUV won 239 of the 335 local offices, with candidates from the opposition winning elections in certain of the major metropolitan areas, including Metropolitan District of Caracas and Maracaibo. The next scheduled elections for governors will be in 2016 and for mayors and local officials will be in 2017.

Recent Legislative Developments

Since the beginning of 2013, the Government has announced and adopted certain legislation and related plans to address priority areas, including the following:

•	The Plan of the Nation (El Plan de la Patria), first introduced by President Chavez during his 2013 presidential campaign and later implemented by President Maduro, establishes a series of macroeconomic targets and social programs for the management of Government. The Plan of the Nation includes a number of principles including (1) the defense, expansion and consolidation of national independence; (2) the construction of Bolivarian socialism for the 21st century; (3) the improvement in the social, economic and political areas; (4) contributing to the development of new international geopolitics; and (5) preserving life on earth and saving the human race.

•	On May 13, 2013, in order to decrease the levels of crime and violence experienced in the past, President Maduro announced the creation and implementation the Homeland Security Plan (Plan Patria Segura). The Homeland Security Plan is led by the Ministry of Popular Power for Interior Relations, Justice and Peace. The Homeland Security Plan serves as a national action plan to decrease crime rates and support comprehensive violence prevention, social inclusion and increased public safety. This security strategy involves the National Bolivarian Police (Policía Nacional Bolivariana) and the Bolivarian National Armed Forces (Fuerza Armada Nacional Bolivariana) and municipal and state police, which will work together to boost security. Each deployed officer receives specialized training. The comprehensive plan governing the deployment of officers involves the centralization of criminal occurrence data in the Venezuelan Observatory of Public Safety, which operates under the Ministry of Popular Power for Interior Relations, Justice and Peace. This enables the monitoring of results and the rapid multiplication of strategies implemented by the various security agencies to achieve greater efficiency. The Homeland Security Plan focuses on 79 priority municipalities and has more than 37,000 employees deployed throughout the nation.

•	At the start of his administration, President Maduro created the Presidential Commission for Peace and Life, to promote the Movement for Peace and Life (el Movimiento por la Paz y por la Vida) through the establishment of measures to advise, guide and coordinate all public and private agencies to contribute to peace and tranquility throughout the country. The Movement for Peace and Life was also launched as an initiative to promote culture, sport, recreation and healthy inclusion of youth in productive activities. This movement is closely linked with the Missions. For further information, see “Bolivarian Republic of Venezuela — Geography and Population — Population.”

•	On September 2, 2014, President Maduro reorganized the executive cabinet and appointed a new president of PDVSA. Fourteen ministers were retained while 12 new ministers were appointed. Currently, there are 26 ministries and 6 Vice Presidents of the Council of Ministers, consisting of the Vice President of Economy and Finance, the Vice President of Food Security and Sovereignty, the Vice President of Planning and Knowledge, the Vice President of Social Development and the Revolution’s Misiones, the Vice President of Political Sovereignty and the Vice President of the Development of Territorial Socialism.

•	On September 2, 2014, as part of the Government’s financial policies to strengthen the country’s international accounts, President Maduro announced the creation of a strategic account at the Banco Central, where funds, such as those of FONDEN, the Sino-Venezuelan Joint Fund and the Large Volume and Long-term Financing Fund could be consolidated in order to strengthen the Republic’s foreign asset account. On September 5, 2014, this strategic account at Banco Central received an initial deposit of U.S.$750 million.

2013 Enabling Law

In November 2013, the National Assembly passed the 2013 Enabling Law, granting President Maduro the power to legislate and pass laws through decree for a period of 12 months in economic and others areas. The passage of the 2013 Enabling Law resulted from the need for Government to fight corruption and act quickly and decisively in the economy. Through June 2014, President Maduro issued law decrees covering a number of domestic security and economic areas, including the following:

•	The Law for the Control of Costs, Prices and Profits and the Protection of Venezuelan Families (the “Law for the Control of Costs, Prices and Profits”) supersedes the Law on Fair Costs and Prices (Ley de Costos y Precios Justos) and aims at reducing inflationary pressures by supplementing existing regulations in fair pricing. The law established a maximum profit of 30% for each entity in the supply chain. The law also created the National Superintendency for the Defense of the Socio-Economic Rights (“SUNDDE”) by merging Instituto para la Defensa de las Personas en el Acceso a los Bienes y Servicios (“INDEPABIS”) and Superintendencia Nacional de Costos y Precios (“SUNDECOP”), the governmental entities previously charged with verification of fair prices. The objectives of SUNDDE include determining fair prices for goods and services through cost structure analysis and establishing maximum percentage of profits and effective control of economic and commercial activity in order to protect citizens’ incomes and wages.

•	The New Exchange Crimes Law establishes rules against illegal foreign exchanges. The law provides that any person, who privately or publicly offer for sale, purchase, or lease in Venezuela goods and services in a foreign currency shall be punished by a fine double the equivalent in Bolívares.

•	The Law Regulating Real Estate Leases Commercial Use protects workers by ensuring economic activities are performed in the appropriate facilities.

•	The Law Establishing the National Center for Foreign Trade (“CENCOEX”) and the Venezuelan Corporation of Foreign Trade (“CORPOVEX”) aims to improve efficiency in the allocation of foreign exchange by approving the Sistema Complementario de Administracíon de Divisas II (“SICAD II”) and managing all import and export activities of Venezuela.

•	The Law for Great Missions enables the relaunch of the system of Missions and Great Missions (i.e., social programs established to meet certain objectives in different fields such as education, food, health, housing, among others). The relaunch entails the review of all Missions, the merging of several of them, and the refinement of Mission mandates. In addition, a Mission management system will be established and the Great Missions will be expected to meet minimum standards. The Missions will be divided and grouped into seven areas, consisting of the following: education; work; public health; social protection; food; housing and habitat; and security and basic services.

•	The Law of Disarmament, Arms Control and Ammunition aims to regulate and control the use, registration, manufacture, sale, supply, storage, registration, import, export, transit and transportation of all kinds of weapons, ammunition and components.

Recent Social and Political Developments

Beginning in January 2014, street demonstrations against the Government began in certain states. On February 12, 2014, a group of citizens began to protest in Caracas, resulting in the blocking of major roads and destruction of property. The protesters pointed to growing insecurity rates and shortages of staples as the basis for the protest. Some outbreaks of violence led by opposition supporters took place in targeted points in Caracas and in interior cities of the country where the opposition parties have regional and local presence.

Wherever demonstrations were not performed peacefully, state security officials dispersed the demonstrators whom they deemed to be inciting violence. Opposition groups and certain international human rights groups later claimed that there were human rights violations that occurred during the protests. The Government disputes those claims and maintains that security officials were acting under Venezuelan law and using internationally accepted methods that respect human rights. The street demonstrations and protests lasted until May 2014. On July 22, 2014, the Attorney General announced that, since the protests began, 43 deaths, including a public prosecutor and nine security officials, and 872 have injuries had been recorded. In addition, the Attorney General stated that of the 3,346 persons arrested nationwide, including certain opposition politicians who participated in the demonstrations, approximately 1,400 have been given full liberty or have asked that their case be dismissed. Furthermore, the Attorney General stated that 88 people have been imprisoned because there is sufficient evidence of the commission of a crime.

The Government decided to hold meetings with mayors and opposition governors and the Government’s Federal Council. On February 26, 2014, the Government held a first dialogue meeting with the opposition and a National Pacification Plan was created, consisting of forums that brought together the various political, economic, public and private stakeholders on key issues.

On April 14, 2014, the National Peace Conference took place, inviting observers from international organizations, in this case from the Union of South American Nations (UNASUR). The President opened a new stage in the country’s dialogue, and met with members of the Venezuelan opposition from all sectors in order to exchange ideas in favor of the nation. A proposal was formulated to find a model of coexistence that would strengthen democracy in Venezuela and generate space for the different political tendencies. The Conference allowed the participation of various government and opposition representatives, which led to the decline in, and ultimately the end of, demonstrations.

Since the holding of the Conference, the Government has announced measures to promote economic recovery, restore a productive balance and promote an increase in production. At present and following the dissolution of the opposition alliance, Mesa de la Unidad Democrática, or MUD, the proposed meetings to continue the Dialogue for Peace have stalled.

Recent Economic Developments

In 2013, GDP totaled approximately Bs.62.2 billion in 1997 Constant Bolívars, an increase of 1.3%, as compared to 2012. The increase in 2013 was due primarily to an increase of 1.8% in the non-petroleum sector, particularly in financial institutions, commerce, communications, and enterprise storage services. The petroleum sector increased by 0.9% in 2013.

For the year ended December 31, 2013, the rate of inflation was 56.2%, as measured by NCPI and 52.7% as measured by the consumer price index (“CPI”), compared to 20.1% as measured by NCPI and 19.5% as measured by CPI in 2012. The increase in inflation can primarily be attributed to an increase in private consumption combined with a stagnant or decreasing supply of goods and services. This resulted in higher food prices, which have a high incidence in the evolution of the price index, and an unfavorable performance in the foreign exchange market. These developments, along with speculative pressures and elements of uncertainty regarding political and economic developments, negatively affected the foreign exchange market further. The combination of these factors has led to the widespread nature of inflation in 2013, particularly in the food and non-alcoholic beverages group where the annual rate of increase rose from 23.7% to 73.9%. Excluding the food sector, the rise of inflation was 39.9% compared to 16.8% in 2012. Through August 2014, the annualized inflation rate, as measured by the NCPI, was 63.4%, compared with 45.4% at the same period in 2013.

In this context, the Government has implemented a series of actions to promote the supply of goods to the public at fair prices through greater control of the trade sector, particularly through the sale of white goods, brown goods, textiles and accessories for vehicles. In addition, the Government has announced a series of policies and actions to combat the hoarding and sale of contraband goods, which has contributed to a scarcity of available food items and inflationary pressures. Policies implemented by the Government to contain inflationary pressures and increase the supply of goods and services include: (1) an increase in the production of goods and services for which prices are fixed by the Government; (2) an increase in the supply of foreign exchange through existing and new exchange control systems, including SICAD and SICAD II; and (3) the strengthening of public investment in areas of the economy most prone to inflationary pressures, such as the agro-industrial sector.

On March 18, 2013, SICAD replaced SITME (Transaction System for Foreign Currency), thereby strengthening the National Foreign Exchange Administration Commission (Comision de Administración de Divisas) (“CADIVI”), and ensuring transparency in the allocation of foreign exchange for the importation of goods. SICAD was also created to reduce speculation of foreign exchange and the price of imported goods. SICAD determines the foreign exchange rate for imports related to intermediate and capital inputs for the production of priority goods and services.

On November 29, 2013, the Law Establishing the National Centre for Foreign Trade and Venezuelan Foreign Trade Corporation was enacted, creating CENCOEX and CORPOVEX. CENCOEX superseded the CADIVI, which is being wound down, and was created as a decentralized entity, for the purpose of developing and implementing policies on foreign exchange, exports, imports, foreign investment into the country, and investment abroad. This entity has direct control over CADIVI and SICAD. CORPOVEX organizes and oversees that imports meet the country’s needs, ensures the best conditions in terms of quality and price of products and goods; achieves maximum efficiency in the country’s import/export process, and centralizes the provision of non-oil exports.

On March 10, 2014, SICAD II began operations related to the purchase and sale of foreign currency, and other securities issued by the Republic. SICAD II determines the exchange rate for the allocation of foreign exchange for imports of non-proprietary goods and services and regulates bids of and offers for foreign currency submitted by individuals and private and public companies. SICAD II operates on a daily basis. Through the system, whose technological platform is supervised and managed by Banco Central, all the bid requests for quotes submitted by clients of financial institutions are processed, and transactions are automatically settled only in those cases where the bid and offer for a quote match perfectly. The identity of the supplier and requestor are not known in advance. At the end of each day, Banco Central publishes a reference exchange rate.

Between January and July 2014, CENCOEX awarded currency amounting to U.S.$9.5 billion to priority sectors such as food, health, services, chemicals, and machinery or equipment at the Bs.6.3 = U.S.$1.00 exchange rate, fixed since February 2013.

During 2014, SICAD has held weekly auctions for amounts up to U.S.$220 million, for the airline, textile, chemical and automotive sectors, among others, at an exchange rate mainly in the Bs.10-11.7 = U.S.$1.00 range. As of August 31 2014, SICAD’s exchange rate averaged Bs.10.7 = U.S.$1.00.

Through SICAD II, items that are not classified as priority goods can also be purchased. As of August 31 2014, SICAD II’s exchange rate averaged Bs.49.9 = U.S.$1.00. Imports classified as priority goods (to satisfy basic needs), family remittances, travel, and study, among others, can also be acquired through CADIVI.

At December 31, 2013, the unemployment rate was 7.5%, compared to 7.4% in 2012. In April 2014, the unemployment rate was 7.1%

Gross international reserves held by Banco Central (excluding amounts deposited in the Fondo de Estabilización Macroeconómica (the “FEM” or “Stabilization Fund”) at the end of 2013 totaled U.S.$21.5 billion, a decrease of U.S.$8.4 billion as compared to December 31, 2012. As of August 29, 2014, gross international reserves held by Banco Central totaled U.S.$21.3 billion.

For the period January through September 2013, the overall balance of payments recorded a deficit of approximately U.S.$3.3 billion, the current account had a surplus of U.S.$7.5 billion, the capital and financial account had a deficit of U.S.$7.8 billion, and the errors and omissions account recorded a deficit of U.S.$3.0 billion. The deficit in the capital and financial account is primarily due to the deficit in the other investment account, partly as a consequence of the level of deposits held by the public and private sector abroad. The decrease in the current account surplus is primarily due to a decrease in petroleum exports, which more than offset a decrease in imports. The decrease in the current account surplus, combined with a net outflow and accumulation of foreign assets held abroad by both the private and public sectors, resulted in the net decline in the balance of payments.

The Government’s external public debt as of December 31, 2013 totaled approximately U.S.$ 44.8 billion and the Government’s internal public debt as of December 31, 2013 totaled approximately U.S.$70.5 billion. As of March 2014, the Government’s external public debt totaled approximately U.S.$44.5 billion and the Government’s internal public debt, as of March 2014, totaled approximately U.S.$77.9 billion. The increase in the Government’s internal public debt was primarily due to issuances of domestic bonds and treasury bills of U.S.$29.8 billion and U.S.$7.3 billion, respectively, amounting to U.S.$37.1 billion. On December 10, 2013, the 2014 Special Debt Law was enacted, allowing the Republic to issue up to Bs. 105,218.35 million (U.S.$16.7 billion) in new bonds during 2014.

BOLIVARIAN REPUBLIC OF VENEZUELA

Geography and Population

Geography

Venezuela is situated on the northern coast of South America. It has a coastline of approximately 2,813 kilometers on the Caribbean Sea and the Atlantic Ocean. Colombia borders it on the west, Brazil on the south and Guyana on the east. Venezuela’s national territory of approximately 916,445 square kilometers includes 72 islands in the Caribbean. The Venezuelan territory varies from tropical to mountainous to Amazonian regions. Environmentally-protected areas comprise approximately 40% of the Venezuela territory.

Caracas, Venezuela’s capital and largest city, is Venezuela’s political, financial, commercial, communications and cultural center. According to the 2011 Census prepared by INE, it was estimated that as of year-end 2013, the population of Caracas, which includes the Capital District and the Miranda state, would be approximately 2.1 million. As of the same date, the Zulia state, which includes Maracaibo, the nation’s second-largest city, located near Venezuela’s most important petroleum fields and richest agricultural areas, had a population of 3.9 million.

Part of the eastern border with Guyana is subject to a border dispute. Venezuela has claimed that certain territory occupied by Guyana should be considered part of Venezuela’s national territory. The area of dispute is currently under the control of Guyana. Under international accords, Venezuela and Guyana have agreed to seek a settlement of the territorial dispute. Since the signing of the accords, Venezuela and Guyana have periodically undertaken negotiations regarding the status of the territory. Nevertheless, the negotiations to date have not resulted in a final accord. The accords do not contain any final date by which the parties must resolve the dispute.

Drug traffickers, guerrilla incursions from Colombia and other incidents present a continuing problem in Venezuela/Colombia relations. Venezuelan armed forces have been stationed on the sparsely-populated western border to control incursions and to provide protection to Venezuelan ranchers residing in this area. Among other measures taken by Venezuela, the army has deployed more troops along its border to boost security. The Government recently announced steps to close the border with Colombia during certain hours of each day in order to combat smuggling of goods from Venezuela to Colombia, by which subsidized goods available for sale under the Missions and elsewhere are hoarded and sold at higher prices in Colombia, leading to shortages in Venezuela and inflationary pressures.

Population

Venezuela‘s estimated population as of December 31, 2013 was approximately 30.1 million, of which approximately 65.4% were between the ages of 15 and 64. The Republic estimates that its labor force was approximately 14.0 million at December 31, 2013.

The Government has implemented a number of programs called Misiones (“Missions”) to improve the social welfare of poor and extremely poor Venezuelans. According to INE, at December 31, 2013, the poor and extremely poor represented approximately 9.8% of the Venezuelan population.

The following table sets forth comparative GDP figures for Venezuela and other selected Latin American countries:

	Venezuela	Argentina	Brazil	Chile	Colombia	Mexico	Peru
	(in U.S. dollars)
GDP (billions) (2013)(1)	$438.2	$611.8	$1,620.2	$277.2	$378.1	$1,260.9	$202.3
GDP per capita (2013)(1)	$14,415	$14,760	$11,208	$15,732	$7,826	$10,307	$6,660

(1)	The World Bank national accounts data.

Source: The World Bank.

Form of Government and Political Parties

Venezuela is divided into 23 states, a capital district and various federal dependencies.

Venezuela has had a democratically-elected Government since 1958, following the overthrow of a military dictatorship. The current Constitution, adopted in 1999, establishes the structure of the Venezuelan Government, including the division of powers among the executive, legislative, judicial, civic and electoral branches, as well as individual and collective rights and duties.

Political Parties

Prior to the mid 1990s, the two largest political parties in Venezuela had been Acción Democrática, referred to as AD, and Partido Social Cristiano, referred to as COPEI. These parties attracted support from a wide spectrum of political interests. Between 1958 and 1993, representatives of AD held the presidency five times and representatives of COPEI held the presidency twice. Commencing with the presidential election in 1993, AD and COPEI suffered from voter dissatisfaction and several new coalition parties recorded electoral victories. In 1993, Rafael Caldera was elected President on the Convergencia party ticket. Mr. Caldera had previously served as President between 1974 and 1979 as the COPEI candidate. In elections held in December 1998, Hugo Chávez Frias was elected as the candidate from the Movimiento Qunta República party, with support from other minor parties to the left of AD and COPEI. In accordance with the results of a popular referendum held in 1999, a constituent assembly was created to propose a new Constitution. The constituent assembly proposed a new Constitution, which was approved by the Venezuelan electorate and became effective on December 30, 1999. Mr. Chávez was subsequently re-elected as President in elections held in 2000 following the adoption of the new Constitution and again in elections held in 2006 and 2012.

In December 2006, then President Chávez proposed the creation of a unified political party, the Partido Socialista Unido de Venezuela, comprised of those political parties that supported the President. The PSUV officially registered with the CNE on April 17, 2008. In 2010, the PSUV joined other political parties that supported then President Chávez and created the Alianza Patriótica, or Patriotic Alliance, to campaign for the September 2010 National Assembly elections. Parties that supported the President are not obligated to join PSUV and can remain autonomous. The PSUV is one of many political parties in Venezuela.

The opposition alliance, MUD, was created on January 23, 2008 and restructured on June 8, 2009. MUD consists of an alliance among various opposition parties of the then Chávez administration. The MUD held primary elections on February 12, 2012 to elect the candidate running for president against President Chávez in the 2012 election. The candidate elected during the primary elections was Henrique Capriles Radonski, a former Governor of the Miranda State. On October 7, 2012, former President Chávez was re-elected President for a six-year term, receiving 55% of the vote. On December 16, 2012, Mr. Capriles was elected Governor of Miranda State.

Current Presidential Administration

On March 5, 2013, President Chávez died of cancer. Pursuant to the Constitution, Vice-President Nicolas Maduro became acting interim President and new elections were planned to be held in April 2013 to elect a President to serve the remainder of the Presidential term. On March 8, 2013, the Venezuelan Supreme Court issued a decision that Mr. Maduro could be acting President and Presidential candidate at the same time under the Venezuelan Constitution. Henrique Capriles Radonski temporarily withdrew from his position as Governor of Miranda State to run as the opposition candidate to Mr. Maduro. In the election held on April 14, 2013, President in charge Maduro was elected President for a six-year term, obtaining 50.6% of the vote, with Mr. Capriles receiving 49% of the votes cast.

The Maduro administration currently is pursuing policies initiated by the Chávez administration. President Maduro has presented the same governmental plan that was first developed by former President Chávez (2013-2019 Programa de la Patria) and that includes a number of principles, including: (1) the defense, expansion, and consolidation of national independence; (2) the construction of Bolivarian socialism for the 21st century; (3) the improvement in the social, economic and political areas; (4) contributing to the development of new international geopolitics; and (5) preserving life on earth and saving the human race.

Organization of the Venezuelan Government

Under the Constitution, the Government is comprised of five branches at the national level, as well as state and local governments. The following is a description of the role of the various branches of Government:

The Executive Branch. Executive power is vested in the President and the Vice President, who is appointed by the President. Under the Constitution as amended, the President is elected for a term of six years and may be re-elected for unlimited six-year terms. The Constitution provides that the public can call for a legally-binding recall referendum at any time after the midpoint of the President’s six-year term. Ministers are also appointed by the President and head the various executive departments. These Ministers together constitute the Council of Ministers. Under the 1999 Constitution, the President is the commander-in-chief of Venezuela’s armed forces. The different services within Venezuela’s armed forces report to the Minister of Defense.

The Legislative Branch. National legislative power is vested in the National Assembly. National Assembly members are elected by universal suffrage for terms of five years and may be re-elected for unlimited five-year terms. The number of members of the National Assembly is determined by the National Electoral Council on the basis of proportional representation by state.

The Judicial Branch. Judicial power is vested in the Supreme Court and various lower tribunals. The Supreme Court is the final court of appeals. It has the power to declare null and void laws, regulations and other acts of the executive or legislative branches that conflict with the Constitution. The Constitution provides that the National Assembly will appoint the justices of the Supreme Court for twelve-year terms. Initially, the Supreme Court Law provided for 20 justices of the Supreme Court. In May 2004, the National Assembly approved an amendment to the Supreme Court Law which increased the number of justices to 32. An absolute majority of the National Assembly can fill the new positions created by the amendment and can also remove a justice from the Supreme Court. In March 2010, a nominating committee was appointed to designate nominees to fill several expected vacancies. In December 2010, the National Assembly selected 9 new justices to replace outgoing judges, and 32 alternate justices.

The Civic Branch. The civic branch, which was created under the Constitution, is responsible for preventing, monitoring and sanctioning ethical and moral violations in connection with public administration. This branch is comprised of three entities: the Defensoría del Pueblo, which promotes and monitors the protection of human rights; the Fiscalía General de la República, which promotes the fair administration of justice and judicial processes; and the Contraloría General de la República, which monitors and controls the administration of the Government’s assets, revenues and public debt. The heads of these entities are appointed by the National Assembly. Candidates are evaluated and qualified by a committee of the National Assembly based on various criteria, such as education level and experience. Appointments are for seven-year terms.

The Electoral Branch. The electoral branch, which was created under the Constitution, is responsible for promulgating rules and regulations concerning elections. The electoral branch also monitors electoral processes, campaign financing and campaign advertising. The electoral branch operates through the National Electoral Council. The head and board of directors of the National Electoral Council are appointed by the National Assembly.

The State Governments. State executive power is exercised by a governor who is elected by universal suffrage within each state. State legislative power is vested in state assemblies whose members are also elected by universal suffrage within each state.

National Assembly

On September 26, 2010, elections were held for the 165 seats in the National Assembly. The PSUV won 98 seats, other parties aligned with the Chávez administration won 2 seats and the opposition won the remaining 65 seats. Prior to such election, the PSUV controlled 84.4% of the seats in the National Assembly. On December 22, 2010, prior to the start of the new Assembly session, the National Assembly approved an amendment to its Internal Rules of Debates, lowering the minimum number of meetings and limiting the time for speeches in the National Assembly.

While a three-fifths majority is required to enact enabling laws (Leyes Habilitantes, legislation that gives the President the power to issue laws without the approval of the National Assembly), a two-thirds majority is required to pass organic laws (Leyes Orgánicas, laws related to the structure and function of the Republic) and a simple majority is required to approve ordinary laws. Currently, the PSUV, together with parties aligned with it, has enough seats in the National Assembly to pass enabling laws, organic laws, and ordinary laws. Most of the National Assembly Committees are led by the PSUV. As of May 30, 2014, President Maduro’s political party held 95 seats in the National Assembly. The next elections for the National Assembly are scheduled in 2015. The following table sets forth the number and party affiliations of the National Assembly as of May 30, 2014:

Political Party	No. of Seats
PSUV	95
Un Nuevo Tiempo	15
Acción Democratica	13
Copei	11
Primero Justicia	6
Others	25

Total	165

Enabling Laws

In December 2010, the National Assembly passed the 2010 Enabling Law, granting former President Chávez the power to legislate and approve laws by decree for a period of 18 months in a number of areas, including infrastructure, transportation, housing and public services, among others. The passage of the 2010 Enabling Law resulted in part from the need for the Government to act quickly and decisively in response to record rains and floods that left thousands of Venezuelans without homes, jobs and access to basic services, seriously affecting agricultural production. For the period during which the 2010 Enabling Law was in effect until its expiration in June 2012, then President Chávez issued 54 law decrees for the following purposes, among others:

•	addressing the need for permanent housing for those persons who lost their homes to floods or mudslides;

•	creating an emergency fund to direct resources towards large-scale housing projects. For information about the emergency fund, refer to “Bolivarian Republic of Venezuela—The Venezuelan Economy-Housing Programs”;

•	a law on fair costs and prices that, as of November 2011, created a new commission to regulate prices and profit margins;

•	creating the Socialist Agricultural Development Fund (Fondo para el Desarrollo Agrario Socialista or “FONDAS”) for the reconstruction of the agricultural sector;

•	strengthening the Institutional Law of the Banking Sector to increase protection against fraud;

•	providing to the persons of limited resources in Venezuelan with decent housing through the Venezuelan Major Housing Mission;

•	amending the existing Labor Law to improve labor conditions for workers;

•	amending the Law Creating the Special Tax on Extraordinary Prices and Exorbitant Prices (the “Oil Windfall Profits Tax”) to repeal certain provisions governing PDVSA’s contributions to FONDEN as well as allocating funds to various projects. For more information, please refer to “Bolivarian Republic of Venezuela—International Reserves—Banco Central Transfers”;

•	nationalizing several companies in key sectors of the economy to improve productivity;

•	creating the State Council to address matters of national interest”; and

•	reforming the Organic Law of the Public Sector for the Financial Administration (Ley Orgánica de Administración Financiera del Sector Público or “LOAFSP”) in order to allow the Executive branch to issue debt that exceeds the limits established by annual Special Debt Laws. For more information on LOAFSP, refer to “The Venezuelan Economy—Economic Policy and Legislation—The Public Finance Law”.

In November 2013, the National Assembly passed the 2013 Enabling Law, granting President Maduro the power to legislate through decree for a period of 12 months. The passage of the 2013 Enabling Law resulted from the need for Government to fight corruption and act quickly and decisively in the economy. Through June 2014, President Maduro issued law decrees covering a number of domestic security and economic areas, including the following:

•	The Law for the Control of Costs, Prices and Profits and the Protection of Venezuelan Families is aimed at reducing inflationary pressures by supplementing existing regulations in fair pricing. The law established a maximum profit of 30% for each entity in the supply chain. The law provided for the creation of SUNDDE, unifying INDEPABIS and SUNDECOP, the governmental entities previously charged with verification of fair prices. The objectives of SUNDDE include determining fair prices for goods and services through cost structure analysis, establishing maximum percentage of profits and effective control of economic and commercial activity in order to protect citizens’ incomes and wages.

•	The New Exchange Crimes Law establishes rules against illegal foreign exchanges. The law provides that any person, who privately or publicly offer for sale, purchase, or lease in Venezuela goods and services in a foreign currency shall be punished by a fine double the equivalent in Bolívares.

•	The Law Regulating Real Estate Leases Commercial Use seeks to protect workers by ensuring economic activities are performed in appropriate facilities.

•	The Law Establishing of CENCOEX and CORPOVEX aims to improve efficiency in the allocation of foreign exchange by approving SICAD II and manage all import and export activities of Venezuela.

•	The Law for Great Missions promotes the launch and relaunch of the system of Missions and Great Missions. This entails a review of all Missions, the merging of several of them, and the refinement of Mission mandates. In addition, a Mission management system will be established and Grand Missions will be expected to meet minimum standards. The Missions will be divided and grouped into seven areas, consisting of the following: education; work; public health; social protection; food; housing and habitat; and security and basic services.

•	The Law of Disarmament, Arms Control and Ammunition aims to regulate and control the use, registration, manufacture, sale, supply, storage, registration, import, export, transit and transportation of all kinds of weapons, ammunition and components.

Consejo Federal de Gobierno

On February 22, 2010, the Organic Law of the Federal Government Council (Ley Orgánica del Consejo Federal de Gobierno) was passed, creating the Consejo Federal de Gobierno (the “Federal Government Council”). The Federal Government Council is chaired by the Vice President of the Republic and is composed of all the Ministers and Governors, one Mayor of each state and twenty citizens of communal entities created under the Popular Power regime. It is the body responsible for planning and coordinating policies and actions in order to continue with the process of transferring authority from the national government to states and municipalities. Its executive arm is the Inter-Territorial Compensation Fund (CRF), which finances public investment aimed at promoting balanced regional development, cooperation and support of policies and development initiatives from the various regional public bodies, focusing on essential services and projects in the regions of the less developed communities. Pursuant to the law, the President may create special development districts to promote economic, social, scientific and technological projects within a given region. One of the priorities of the Federal Government Council is to fund, promote and monitor compliance of all planned investments and priorities including those having to do with the mission of building adequate housing throughout the country, with the support and cooperation of regional and local governments. The budget of the Federal Government Council comes from executive branch contributions, assigned resources, other earned income, donations, and sources arising from other laws, such as those relating to the Law of Special Economic Assignments Derived from the Mines and Hydrocarbons Activity (Ley de Asignaciones Económicas Especiales Derivadas de Minas e Hidrocarburos). As of 2011, approximately Bs.5.0 billion had been transferred from the Consejo Federal de Gobierno. As of 2012, approximately Bs. 19.2 billion had been transferred to the Federal Government Council. Finally, as of 2013, approximately Bs. 29.0 billion had been transferred to the Federal Government Council.

Domestic and Regional Initiatives

The Maduro administration is pursuing the policies initiated by the Chávez administration that are aimed at transforming Venezuelan society within a model that is broadly referred to as “Socialism for the 21st Century,” in which the concepts of political participation and social inclusion are cornerstones. At the same time, the Maduro administration is developing a variety of economic integration agreements under the “Bolivarian Alternative for the Americas” designed to strengthen economic, financial and technical cooperation among Latin American and Caribbean countries.

Domestic Initiatives

Given the profound economic disparities found in the social structure of the country, the domestic initiatives focus on the need to redirect economic resources to the poorer segments of society to create the proper conditions for sustainable growth and the highest level of welfare for the inhabitants of Venezuela. In addition, the initiatives seek to give a greater voice to workers in business enterprises. The following are example of initiatives that are being or have been undertaken:

•	the reallocation of unproductive business assets to more productive activities to promote job creation;

•	the creation of new ministries with responsibility for housing, nutrition, gender equality and financial aid;

•	the mandatory allocation of a portion of commercial banks’ credit portfolios to pivotal economic areas such as housing, agriculture, tourism and manufacturing;

•	the strengthening of existing, and creation of new, national development and social funds to provide specific resources to major infrastructure projects and massive social programs;

•	the introduction of diverse initiatives of co-management and self-management among workers, employers and supervisors, as options to reshape either state companies and/or abandoned manufacturing facilities, as a fast-track measure to activate these entities and to promote stable job generation;

•	the creation of government-owned entities to provide low-cost commercial services with a high level of social impact, such as airlines, telecommunications and food chain distribution;

•	the formation of joint ventures for certain cement and chemical companies and foodstuff producers and retailers;

•	the creation of the Empresa Nacional de Obras Públicas for carrying out public works;

•	the enactment of the Law on Fair Costs and Prices, as superseded by the Law for the Control of Costs, Prices and Profits and the Protection of Venezuelan Families, for the purpose of reducing inflation by establishing the cost structure and controlling the excessive profits of companies;

•	the formation of funds by public sector financial institutions to provide financing for the acquisition and repair of rental housing;

•	the creation of four major Missions: Gran Misión Vivienda, Gran Misión Agro, Misión en Amor Mayor and Gran Misión Hijos de Venezuela, for the purposes of providing housing, developing the agriculture sector and providing support for the youth and older citizens, and the creation of the Gran Misión Eficiencia o Nada. These Missions were created in order to tackle corruption and bureaucracy of Venezuelan public institutions;

•	the formation of two funds: Fondo de Ahorro Nacional para la Clase Obrera and the Fondo de Ahorro Popular, for purposes of promoting savings and alternative methods for the payment of social debts;

•	The implementation of the plan “Street Government” (Gobierno de Calle). This initiative seeks to establish direct contact with workers, students and communities throughout the country;

•	the purchase of all companies in the electric sector and Compañía Anónima Nacional Teléfonos de Venezuela, referred to as CANTV, Venezuela’s largest telephone carrier, to secure stability in service rates and minimize their impact on inflation;

•	the purchase of all companies in the cement sector and Siderúrgica del Orinoco, C.A., referred to as SIDOR, Venezuela’s largest steelmaker, to help reduce prices in Venezuela;

•	the purchase of Banco de Venezuela, S.A. (“Banco de Venezuela”), the largest bank in Venezuela, and the nationalization of additional banks;

•	the creation of the Empresa Nacional de Obras Públicas for carrying out public works;

•	the creation of the “Tarjeta Somos” program, which provides young people access to various financial services and financial and economic activities;

•	the creation of a joint venture between Venezuela and Mabe de Venezuela to increase the domestic production of household goods, such as kitchens and washing machines; and

•	the signing of agreements and joint ventures between Venezuela and several automobile and relate companies to assemble cars, tractors and trucks as well as automobile engines.

Regional Initiatives

Upon his election, then President Chavez announced efforts to promote the integration of countries in Latin America through regional development of trade and energy. Among the initiatives carried out by the administrations of President Chavez and continued by President Maduro are the following:

•	Mercosur. In 2004, Venezuela became an associate member of Mercosur. In May 2006, Venezuela agreed to the protocol for admission as a full member, including a timetable for bringing down mutual trade barriers and a final deadline of January 1, 2014 for full liberalization among all members. Under the protocol, Venezuela agreed to adhere to all key Mercosur codes and adopt Mercosur’s common external tariffs before admission as a full member. Lawmakers from Argentina, Brazil and Uruguay had approved Venezuela’s entry as a full member of Mercosur. On July 31, 2012, Venezuela was accepted as a full member of Mercosur and on the same date a Presidential Commission was created in order to assist in the full integration of the Republic in Mercosur. According to the protocol, the Republic will have up to four years from becoming a full member to adopt the laws and policies necessary to conform with Mercosur. In July 2013, when the Venezuelan government assumed temporary leadership of Mercosur, it developed a series of agenda items linked to various topics related to foreign trade, health, public safety, science and technology, transportation, education, consistent with the assumption of the presidency.

•	ALBA. In December 2004, the Bolivarian Alternative for the Americas (“ALBA”) became effective when Venezuela and Cuba signed the first ALBA exchange agreement. Since that time, ALBA has become an international cooperation organization based upon the concept of social, political and economic integration between the countries of Latin American and the Caribbean. As of September 2013, ALBA countries included Venezuela, Cuba, Bolivia, Nicaragua, Ecuador, St. Vincent and the Grenadines, Dominica and Antigua and Barbuda and Saint Lucia. In January 2008, the member nations of ALBA created the Bank of the ALBA primarily to advance industrial and agricultural production among its members and support social projects, as well as multilateral cooperation agreements among its members, particularly in the field of energy. The Bank of the ALBA has an initial start-up capital of U.S.$1.0 billion and is headquartered in Caracas. In 2008, the Bank of the ALBA began participating in a joint venture with PetroCaribe as part of an effort to address food shortage problems in Central American and Caribbean countries. Venezuela is the principal contributor of the Bank of the ALBA with a contribution of 85% of the bank’s capital.

•	SUCRE. In October 2009, the member countries of ALBA signed a treaty to establish the Sistema Unitario de Compensación Regional de Pagos, or the Unified System for Regional Compensation, referred to as SUCRE. In January 2010, the SUCRE officially came into effect, creating an instrument for commercial transactions among ALBA member countries. The SUCRE system allows the ALBA member countries that buy goods from each other to pay and receive payment using their domestic currency. This is designed to enable countries to conserve foreign currency and lower transaction costs, opening the way for further trade developments between the member countries. Initially, the SUCRE will serve only as a common type of payment for commercial transactions between the member countries. As the system further develops, the SUCRE will serve as a common unit of account between importers and exporters. At its final stage, the SUCRE is expected to reach a consolidation phase, which will give the SUCRE value as a means of payment and value in its reserve among the member countries. As of May 31, 2012, one (1) unit of the SUCRE is the equivalent of U.S.$1.25, which represents an intermediate value between the U.S. dollar and the Euro. Transactions processed by SUCRE amounted to U.S.$270 million in 2011, U.S.$1.1 billion in 2012, and U.S.$908 million in 2013.

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PetroAmerica. Venezuela has been instrumental in the creation of Petroamérica, an energy union among Latin American countries to use strategic energy resources to improve societies throughout the continent. The regional integration of state energy companies are divided into “Petrosur”, comprising the southern cone and Bolivia, and “PetroCaribe”, comprising the Caribbean. In addition, PDVSA has been involved with several energy developments in Latin America through its subsidiaries in Bolivia, Ecuador, Argentina, Brazil, Uruguay and Paraguay to develop the energy market in the region. The stated purpose of the regional arrangements are to strengthen Venezuela’s presence in the international markets by eliminating trade barriers, increasing its refining infrastructure and reducing costs.

•	Banco del Sur. Venezuela is a charter member of Banco del Sur, a regional development finance institution which will serve to foster regional integration through the financing of major integration projects in South American countries. The bank was established in 2007 through a treaty signed by seven countries: Argentina, Brazil, Bolivia, Ecuador, Paraguay, Uruguay and Venezuela. In March 2009, the countries agreed to contribute a total of U.S.$7.0 billion in initial capital, and in September 2009 the seven countries signed the constitutive act officially creating Banco del Sur. In April 2012, the Banco del Sur treaty was ratified by Venezuelan National Assembly. In June 2013, Banco del Sur held its first meeting of the Council of Ministers in order to address operational issues.

•	UNASUR. The South American Union of Nations, or UNASUR, was officially established on May 23, 2008 when the leaders of the 12 member nations signed the Constitutive Treaty of UNASUR. The UNASUR members are: Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Guyana, Paraguay, Peru, Suriname, Uruguay and Venezuela. UNASUR was created as an intergovernmental regional body aimed at improving economic and political integration in South America UNASUR acted as an international observer to support the April 2013 Presidential election in Venezuela and more recently has acted to support negotiations between the Maduro Administration and members of the opposition aimed to addressing the recent unrest in Venezuela.

Social Programs

Beginning in 2002, the Government designed social programs, called Missions, with the objective of providing social services in sectors such as health, education and employment. In both 2009 and 2010, respectively, Bs.5.6 billion was allocated to the Missions in the national budget. In 2011, 2012 and 2013, Bs.6.1 billion, Bs.8.0 billion, and Bs.5.9 billion, respectively, was allocated to the Missions in the national budget. Finally, in 2014, Bs.19.1 billion was allocated to the Missions in the national budget.

The Government believes that Missions are a successful mechanism to relieve the most pressing issues to those most in need. The Special Law of Supplemental Indebtedness for Fiscal Year 2011 incorporated three new Missions: Agro Venezuela, Vivienda Venezuela and Trabajo Venezuela. The objective of the law was to generate Bs.45.0 billion for social investment under these Missions due to recent natural disasters.

During 2012, the Government created the Mission Amor Mayor for purposes of providing Bs.3.8 billion to 300,000 older adults as well as the Mission Hijos de Venezuela in order to provide assistance to reduce the number of people in extreme poverty. In 2013, President Maduro’s administration created the Mission La Gran Misión Eficiencia o Nada which seeks to raise the level of efficiency of the national Government. Through this Mission, 1,620 inspections were made to combat corruption in the country and assess the progress of projects undertaken by the Executive. The inspections have been carried out in the areas of food, health, municipalities, land, agriculture and education, among others, in Miranda, Vargas, Cojedes, Carabobo, Tachira, Falcon, Anzoategui and Apure states and the Capital District. Currently, there are 800 active inspectors to monitor in the economic sphere. Government’s goal is to train 4,000 inspectors until 2019 throughout the national territory.

The Law for Great Missions enables the relaunch of the system of Missions and Great Missions (i.e., social programs established to meet certain objectives in different fields such as education, food, health, housing, among others). The relaunch entails the review of all Missions, the merging of several of them, and the refinement of Mission mandates. In addition, a Mission management system will be established and the Great Missions will be expected to meet minimum standards. The Missions will be divided and grouped into seven areas, consisting of the following: education; work; public health; social protection; food; housing and habitat; and security and basic services.

The Government has created a number of state-owned entities to provide low-cost commercial services and to stimulate domestic production. Between 2006-2013, the Republic has created the following state-owned entities, among others:

•	Conviasa, a state-owned international airline company;

•	Venirauto, a joint car company, with 51% owned by Iran and 49% by Venezuela, and created in 2006 to stimulate the production and distribution of low-cost automobiles;

•	Bolivariana de Seguros y Reaseguros S.A., created in 2009 to provide insurance coverage to government employees and individuals with limited protection;

•	Seguros la Previsora, created in 2010 to expand insurance coverage to additional sectors of the economy;

•	Empresa Nacional de Obras Públicas, created in 2011 to develop highways, infrastructure and housing projects;

•	Inmobioliaria Nacional S.A., created in 2011 to provide real estate services for primary residence housing;

•	Venedom S.A., created in 2011 to promote the development of the coffee industry;

•	Venvidrio C.A., created in 2011 to produce and commercialize glass products;

•	Venetur S.A., created in 2012 to promote tourism and market hotel services;

•	Corposervica, created in 2012 to provide for private security services to various government institutions;

•	Farmapatria, C.A., created in 2012 to a network of discount drug stores across the country;

•	Fábrica de Productos para la Higiene y Mantenimiento del Hogar, Industrias e Instituciones, S.A. (Limpihogar), created in 2012 to provide cleaning and housing maintenance products;

•	Venezolana de Motores (Venmotor), created in 2012 to assemble and produce engines;

•	Venezolana de Envases de Aluminio (Venenvases), created in 2013 to produce products of all kinds including packaging;

•	Venezolana de Cerámicas, Forjas y Aceros (Forjacero), created in 2013 to produce and commercialize various steel products for the national industry.

•	Venezolana del Cartón (Vencarton), created in 2013 to produce and commercialize cartons and laminated paper;

•	Venezolana de Válvulas y Grifos (Valerisa), created in 2013 to produce and commercialize various non-ferrous metal products, including brass, copper and aluminum, for infrastructure projects;

•	Venezolana de Motos (Vemoca), created in 2013 to produce and commercialize motorcycles and automotive components.

Housing Programs

In November 2010, in response to heavy flooding caused by two weeks of torrential rains, the Government declared a 90-day state of emergency in several states and announced a U.S.$2.3 billion (Bs.10.0 billion) special fund for flood victims. The torrential rains, flooding and landslides caused approximately 130,000 people to flee their homes in 11 of the 23 states. Approximately 35 bridges collapsed, 264 roads were damaged or destroyed and 46,000 hectares (113,620 acres) of cultivated land were ruined.

Former President Chávez, through the Enabling Law of 2010, issued a law-decree to create the Ley Orgánica de Creación del Fondo Simón Bolívar para la Reconstrucción, or the Simon Bolivar Fund for Reconstruction, to provide relief aid for the construction of housing in order to help thousands of people displaced by the severe rains that hit the nation. A reform of the Simon Bolivar Fund for Reconstruction was adopted in March 2012. The reform indicates that the Simon Bolivar Fund for Reconstruction will be managed by Fondo Simón Bolívar para la Reconstrucción, S.A., a company created by the National Council of Housing and Habitat (Organo Superior de Sistema Nacional de Vivienda y Habitat). As of December 31, 2010 the Simon Bolivar Fund managed approximately Bs.3.4 billion (U.S.$796 million). As of December 31, 2011, the Simon Bolivar Fund managed approximately Bs.37.9 billion (U.S.$8.8 billion), of which Bs.17.2 billion (U.S.$4.0 billion) was provided by PDVSA during 2011. As of December 31, 2012, the Simon Bolivar Fund managed approximately Bs.41.0 billion (U.S.$9.5 billion), which was provided by various governmental entities during 2012. As of December 31, 2013, the Simon Bolivar Fund managed approximately Bs.11 billion (U.S.$2 billion), which was provided by various governmental entities during 2013.

On January 18, 2011, then President Chávez issued a law-decree to create the Ley de Refugios Dignos Para Proteger a La Población en Caso de Emergencias o Desastres, or the Law Decree of Decent Shelters to Protect the Population in Case of Emergency or Disaster, establishing a shared responsibility between the Government and the population to protect the well-being of all those affected by natural disasters. The law classifies all shelters into categories and stipulates that economic support such as scholarships, pensions and special allotments of resources is to be provided to resident families depending on the situation of each family unit. The law calls for the creation of Popular Housing Committees to create organized networks of shelter residents, and stipulates that every 20 families are to elect their own representatives to those Committees. The Committees have the legal authority to call meetings, form commissions and organize the internal day-to-day operations of these shelters.

The 2011 Special Debt Law allocated Bs.10.0 billion (approximately U.S.$2.3 billion) for the Government housing program Gran Misión Vivienda Venezuela. At December 31, 2011, approximately Bs.7.9 billion (U.S.$1.8 billion) had been spent building approximately 49,420 new homes in the western and central regions of Venezuela that were most affected by the torrential rains. As of December 31, 2012, approximately Bs.5.2 billion (U.S.$1.2 billion) had been spent building approximately 19,557 new homes in those regions.

Broadcasting Guidelines

On December 22, 2010, a partial reform of the Social Responsibility in Radio and Television Law was enacted. The law aims to strengthen national content production and incorporates within its scope the regulation of messages distributed through electronic media. The legislation prohibits the dissemination on television, radio or electronic media of messages that incite or promote hatred and intolerance based on race, religion, politics, gender as well as racist or xenophobic messages. The legislation also prohibits the dissemination via the media of any messages that incite or promote and/or justify crime, constitute war propaganda, provoke unrest in the population or disturb the public order, disregard a public officer’s authority, or promote the violation of the law. Providers of electronic media were required to establish mechanisms to restrict the dissemination of messages in violation of the law, otherwise they are subject to penalty as delineated by the law.

In July 2013, the Government created the Integrated Media System (SIBCI). SIBCI is conceived as a system to integrate, socialize and carry out the Bolivarian government communications policy, which includes areas of communication beyond the conventional media: billboards, flipcharts, loudspeakers, among many other forms of popular media and street directly, unlike the former National Public Media System (SNMP). The SIBCI consists of two AM operators, two FM operators, seven operators in free-to-air broadcast television and six operators in open digital television (TDA/ISDBT-Tb), which brings the total to 19 AM stations, 66 FM stations, 93 free-to-air broadcast television stations and 22 digital TV stations.

Other media administered by the state, but not included in SIBCI, consist of ten AM stations, sixteen FM stations, three operators of over the air television and six operators of open digital television (TDA/ISBT-Tb), which brings the total to 6 AM stations, 37 FM stations, 3 free-to-air television stations and 22 stations open digital television.

Education Reform

In August 2009, the National Assembly unanimously approved the Organic Education Law to guarantee access to high quality education, free of charge, from childhood through the undergraduate university level. The law requires an annual increase in spending on education and mandates equality of conditions and opportunities, gender equity and the extension of educational facilities to rural and poor areas. Under the Education Law, the Government is in charge of several aspects of the education system, including infrastructure, curriculum and other administrative tasks. The passage of the Education Law was met with demonstrations both in support of and against the law. Various proposals for the new law have been made, but as of December 31, 2013, none have been enacted into the legal system.

Social Production Companies

In September 2005, then President Chávez issued a law-decree creating the Empresas de Producción Social, or Social Production Companies, also referred to as EPSs. The EPSs are community-based, socially-minded economic entities financially assisted by the Government, dedicated to generating and providing goods and services necessary to satisfy the basic needs of the community. EPSs were established to provide the Venezuelan labor force with opportunities to participate in a variety of sectors of the economy, including the petroleum and mining sectors. EPSs are primarily operated by the Ministry of Popular Power for Industries (Ministerio del Poder Popular de Industrias, or MPPI) through CVG, and by PDVSA. As of December 31, 2012, PDVSA was operating 7,503 EPSs and contributed U.S.$159 million in support of social projects developed by the Venezuelan government.

Communal Laws

The National Assembly approved five “popular power” organic laws in December 21, 2010. The five laws consist of: (1) The Organic Law of Popular Power, (2) The Organic Law of Popular and Public Planning, (3) The Organic Law of Communes, (4) The Organic Law of Social Auditing and (5) The Organic Law for the Communal Economic System. These communal laws are intended to strengthen popular power and complement already existing laws such as The Communal Council Law and The Government Federal Council Law.

The Organic Law of Popular Power aims at developing and consolidating the popular power in order to allow the public to exercise its rights in a more participatory democracy and create communal forms of self-government. The Organic Law of Popular and Public Planning outlines the organization and functions of the National System of Public Planning, a system that aims to optimize the processes of defining, formulating, executing and evaluating public policies. The Organic Law of Communes relates to the establishment and organization of communes in the country as well as the creation of Communal

Parliament. The Organic Law of Social Auditing puts the auditing of both public and private entities into the hands of organized communities. This law was passed by the National Assembly in order to create a culture of social responsibility and to gain better control of public, private and community affairs that affect the public good. The Organic Law for the Communal Economic System provides the legal basis for a collective ownership regime. Under it, people are permitted to organize in direct collective social ownership of businesses, household production units and exchange groups.

The National Assembly approved the Organic Law of Special Jurisdiction for the Adjudication of Communal Peace Issues (Ley Orgánica de la Jurisdicción Especial de la Justicia de Paz Comunal) in May 2012. The law aims to resolve community-related issues through peace judges.

Nationalizations and Expropriations of Private Companies

Commencing in 2007, then President Chavez announced a plan to nationalize various strategic areas of the economy in order to further state control of the development of these sectors in Venezuela, including the acquisition of majority control of joint ventures in the Orinoco Belt heavy oil projects that had been authorized in the 1990s in connection with the development of those resources. For information about nationalizations or expropriations in the oil industry, refer to “Principal Sectors of the Venezuelan Economy—Petroleum and Natural Gas—Disputes Concerning the Oil Industry”. Also during 2007, the Government acquired majority interests in certain electricity and telecommunications companies that had been operated and controlled by the private sector through a process of negotiated acquisitions with the controlling shareholders of those entities.

In 2008, the Government nationalized companies in the steel and cement industries to provide for better control of inputs for construction and infrastructure. Although certain of the companies whose assets were nationalized initially filed claims under BITs for arbitration to determine amounts owed to them, the former owners ultimately reached consensual agreement with the Government regarding the amounts to be paid for the assets and the terms of the repayments.

During 2009 and 2010, the Government took control of certain hotels, banks, energy plants and oil rigs, insurance firms, farms, industrial warehouses, investment firms and supermarkets, among other entities and assets. The Government has consolidated the acquired assets into several Government-owned banks in an effort to rationalize the banking sector.

More recently, between 2010 and 2013 the Government has nationalized companies in the food industry, including food producers and distributors and companies involved in the production of inputs for the food industry, such as glass manufacturers, in an effort to expand the supply of essential food stuffs and control inflation in this sector of the economy.

External Affairs and Membership in International Organizations

Venezuela is a member of the United Nations and a founding member of the Organization of American States. It is also a member of OPEC, the International Monetary Fund (“IMF”), the World Bank, the Inter-American Development Bank (“IADB”), the General Agreement on Tariffs and Trade (“GATT”), the World Trade Organization (“WTO”), and Corporación Andina de Fomento, a multilateral development bank headquartered in Caracas (“CAF”), as well as other significant international organizations.

Venezuela has traditionally consulted with various multilateral institutions, including the IADB, the World Bank and the IMF, its economic programs, objectives, projections and policies. In particular, Venezuela complies with Article IV of the IMF Articles of Agreement, which requires that member countries carry out annual consultations with the IMF. In April 2007, then President Chávez indicated the possibility that Venezuela would separate itself from the IMF and the International Bank for Reconstruction and Development, referred to as the World Bank, stating that the country did not concur in the policy objectives the institutions were pursuing with respect to the poorest nations. It was later announced that any decision on this matter would be subject to appropriate evaluation and analysis. To date, the Republic has not taken any formal steps to withdraw its membership in the IMF and the World Bank. In January 2012, Venezuela formally withdrew from the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States (“ICSID Convention”). Pursuant to the ICSID Convention, Venezuela’s withdrawal became effective on July 25, 2012, six months after the receipt of the formal notice. However, Venezuela has signed and ratified a number of bilateral investment treaties (“BITs”) and a number of free trade agreements, which give investors the right to use other arbitration fora. In addition, certain arbitral fora may be available to investors through contractual agreements or Venezuela’s domestic legislation.

In 2009, Venezuela received a disbursement of approximately U.S.$3.5 billion equivalent of Special Drawing Rights, or SDRs, from the IMF as part of the IMF’s response to the global financial crisis in which it provided an aggregate of approximately U.S.$283.0 billion to central banks worldwide in order to boost reserves and increase liquidity in their financial systems.

Venezuela became a member of the Andean Community, an Andean regional integration alliance, whose members include Bolivia, Ecuador, Colombia and Peru, in 1973. In April 2006, then President Chávez announced that Venezuela would withdraw from the Andean Community. In August 2006, Venezuela and the Andean Community signed an agreement to keep the trade advantages fully and reciprocally effective despite the April 2006 announcement. On April 22, 2011, the withdrawal of Venezuela from the Andean Community became effective; however, trade relations with Colombia, Peru, Bolivia and Ecuador will continue on a bilateral basis similar to those applied under the Andean Community. Venezuela is also a member with observer status of the Caribbean Community and Common Market, known as CARICOM.

Venezuela has entered into a number of bilateral and multilateral trade and development agreements with countries in the region, such as: (1) agreements with Brazil covering energy, mining, military cooperation and the development of an offshore natural-gas project; (2) an agreement among Venezuela, Bolivia and Cuba signed in April 2006, and the subsequent addition of Honduras, Nicaragua and the Caribbean nation of Dominica, covering initiatives in trade, health and energy, among other matters; and (3) agreements to construct gas pipelines from Venezuela to Colombia, Brazil, Argentina, Uruguay, Paraguay and Bolivia. In 2014, Venezuela has entered into several agreements with the Republics of Uruguay and Argentina covering cooperation in the fields of energy, health, defense, rail, science, technology and agribusiness.

In May 2011, the U.S. imposed sanctions on seven companies, including PDVSA, under the Iran Sanctions Act of 1996, as amended by the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, for their activities in support of Iran’s energy sector. PDVSA was sanctioned due to the delivery of at least two cargoes of reformate to Iran between December 2010 and March 2011, worth approximately U.S.$50 million. Reformate is a blending component that improves the quality of gasoline. The sanctions imposed on PDVSA prohibit the company from competing for U.S. government procurement contracts, from securing financing from the Export-Import Bank of the United States and from obtaining U.S. export licenses. These sanctions do not apply to PDVSA subsidiaries and do not prohibit the export of crude oil to the United States.

In February 2013, the U.S. imposed sanctions on the Compañía Anónima Venezolana de Industrias Militares (CAVIM) a state-owned Venezuelan weapons company after it traded with Iran, North Korea and Syria. The sanctions prohibit the U.S. Government from entering into contracts with these companies and individuals. In May 2013, the U.S. Government expanded the list of entities found to have violated Iran sanctions, including the Iranian Venezuelan Bi-National Bank (IVBB), which it accused of having helped Iran evade Western-imposed prohibitions on oil sales and financial dealings.

On July 31, 2014, The U.S. responded to reports of mass detentions and violence towards opposition protesters in Venezuela by restricting the issuance of U.S. visas to certain Venezuelan officials allegedly responsible for the violence. Although the names of the sanctioned individuals have been withheld, the sanctions include individuals at various levels of government, from government ministers and presidential advisors to judicial officials, law enforcement and military officials.

Tensions at the diplomatic level between Venezuela and the United States have led to the expulsion of their respective ambassadors. On January 14, 2012, former President Chávez announced the closure of the Consulate of Venezuela in Miami, Florida after the U.S. State Department expelled the Consul General in connection with alleged cyber-attacks within U.S. territory. This friction has not resulted in a commercial disruption to date. On May 7, 2013, President Maduro designated a new chargé d’affaires for the Venezuelan Embassy in Washington D.C. as a step to normalize diplomatic relations with the United States.

THE VENEZUELAN ECONOMY

Overview

Venezuela has been a major petroleum exporter since the early twentieth century. According to the Petroleum Intelligence Weekly 2014, Venezuela is the eleventh-largest oil producer in the world. From 2009 through 2013, petroleum products accounted for an average of approximately 95% of Venezuela’s total exports. During the same period, the petroleum sector revenues accounted for an average of approximately 41.2% of Venezuela’s total Central Government revenues and petroleum sector activities accounted for an average of approximately 11.3% of GDP. In 2013, petroleum activities accounted for approximately 10.8% of GDP, compared to approximately 10.9% in 2012.

Venezuela’s economy is diversified, with non-petroleum activities generating an average of approximately 77.5% of GDP between 2009 and 2013. Major non-petroleum components of GDP in 2013 included manufacturing (13.7%), government services (12.5%), trade (10.1%), professional, real estate, rental services (9.7%). The Government anticipates that petroleum will continue to be the main source of export earnings and fiscal revenues for the foreseeable future.

Through PDVSA, Corporacion Venezolana de Guayana (“CVG”) and other government-owned entities, the Government controls significant proportions of GDP in the petroleum, electricity, telecommunications, mining and basic industries sectors of the economy. The Government, through PDVSA, accounts for the bulk of Venezuela’s total exports. The Government also supplies the majority of basic public services, such as water, electricity, health and education and is an important distributor and provider of food to the population through the Missions. The private sector owns and operates businesses with respect to most other economic activities.

Economic Performance in 2013

In 2013, GDP totaled approximately Bs.62.2 billion in 1997 Constant Bolívares, representing growth of 1.3% as compared to 2012. The economic growth in 2013 was primarily due to an increase of 1.8% in the non-petroleum sector, in particular with regard to financial institutions, commerce, communications, and enterprise storage services. The petroleum sector increased by 0.9% in 2013.

For the year ended December 31, 2013, the rate of inflation was 56.2%, as measured by NCPI and 52.7% as measured by CPI, compared to 20.1% as measured by NCPI and 19.5% as measured by CPI in 2012. The increase in inflation can primarily be attributed to an increase in private consumption combined with a stagnant or decreasing supply of goods and services. This resulted in higher food prices, which have a high incidence in the evolution of the price index, and an unfavorable performance in the foreign exchange market. These developments, along with speculative pressures and elements of uncertainty regarding political and economic developments, negatively affected the foreign exchange market further. The combination of these factors have led to the widespread nature of inflation in 2013, particularly in the food and non-alcoholic beverages group where the annual rate of increase rose from 23.7% to 73.9%. Excluding the food sector, the rate of inflation was 39.9% compared to 16.8% in 2012. Through August 2014, the annualized inflation rate, as measured by the NCPI, was 63.4%, compared with 45.4% at the same period in 2013.

In this context, the Government has implemented a series of actions to promote the supply of goods to the public at fair prices through greater control of the trade sector, particularly through the sale of white goods, brown goods, textiles and accessories for vehicles. In addition, the Government has announced a series of policies and actions to combat the hoarding and sale of contraband goods, which has contributed to a scarcity of available food items and inflationary pressures. Policies implemented by the Government in order to contain inflationary pressures and increase the supply of goods and services include: (1) an increase in the production of goods and services for which prices are fixed by the Government; (2) an increase in the supply of foreign exchange through existing and new exchange control systems, including SICAD and SICAD II; and (3) the strengthening of public investment in areas of the economy most prone to inflationary pressures, such as the agro-industrial sector.

During the fourth quarter of 2013, short-term interest rates on commercial bank loans averaged 15.7%, compared to 16.1% for the fourth quarter of 2012. In 2013, the rate of interest on time deposits averaged 14.5%.

As of December 31, 2013, the Central Government’s revenues totaled Bs.19.3 billion in 1997 Constant Bolívares and the Central Government’s expenditures totaled Bs.20.7 billion in 1997 Constant Bolívares. As a result, the Central Government accounts recorded a deficit of Bs.1.5 billion in 1997 Constant Bolívares, or 2.3% of constant GDP, for 2013.

Gross international reserves held by Banco Central (excluding amounts deposited in the Fondo de Estabilización Macroeconómica (the “FEM” or “Stabilization Fund”) at December 31, 2013 totaled U.S.$21.5 billion, a decrease of U.S.$8.4 billion as compared to December 31, 2012. As of August 29, 2014, gross international reserves held by Banco Central totaled U.S.$21.3 billion. As of March 31, 2014, total internal public debt amounted to Bs.490.0 billion, or U.S.$77.8 billion, while total external public debt amounted to U.S.$44.5 billion.

For the period January through September 2013, the overall balance of payments recorded a deficit of approximately U.S.$3.3 billion, the current account had a surplus of U.S.$7.5 billion, the capital and financial account had a deficit of U.S.$7.8 billion, and the errors and omissions account recorded a deficit of U.S.$3.0 billion. The deficit in the capital and financial account is primarily due to the deficit in the other investment account, partly as a consequence of the level of deposits held by the public and private sector abroad. The decrease in the current account surplus is primarily due to a decrease in petroleum exports, which more than offset a decrease in imports. The decrease in the current account surplus, combined with a net outflow and accumulation of foreign assets held abroad by both the private and public sectors, resulted in the net decline in the balance of payments.

In 2013, the Government created SICAD, an alternative system that allows domestic entities to obtain foreign currencies to finance their external transactions. The auctions made under SICAD were directed toward health, technology, food, education, industries, trade from the free port areas, toys and overseas travels. For information concerning the exchange control regime of Venezuela, see “Bolivarian Republic of Venezuela—The Venezuelan Economy—Exchange Control Regime.”

Economic Plan

Introduction and Overview

In 2012, the Government released an outline of the Plan for the Socialist and Bolivarian Administration 2013-2019, referred to as Plan de la Patria, which will be the base for the construction of the Socialist Plan II. In this declaration, the Government established its commitment to carry on the transition to a socialist economic system as an alternative to capitalism and as a means to achieve a system of social and productive relations founded on the principles of knowledge and effort. The Plan de la Patria is intended to achieve a new socialist model, based on the development of the productive forces of the economy. The general objectives of the Plan de la Patria contain a number of guidelines for the design and implementation of economic policy, including:

•	development of the oil-production capacity of the country to align with its vast oil reserves and consolidate the role of Venezuela as a world energy power;

•	Strengthening of the existing tax regime relating to the hydrocarbons sector to develop more effective mechanisms of capturing the income generated by oil exploitation;

•	accomplishment of food production independence and security, developing the agricultural and agroindustrial potential of the country; and

•	development of scientific and technological capacities directly linked to the national productive structure.

Economic Policy and Legislation

Fiscal Policies

The Government’s fiscal policies have combined a macroeconomic stabilization program with structural reforms that are intended to strengthen public finances for the future and reduce volatility in the fiscal accounts.

The Public Finance Law

The administration of public sector finances in Venezuela is governed by the Organic Law of the Public Sector for the Financial Administration (Ley Orgánica de Administración Financiera del Sector Público or “LOAFSP”), a law enacted in 2000 that consists of a set of systems, administrative bodies and procedures relating to the collection of public revenues and their application to implement the Government’s objectives. The LOAFSP addresses the creation and the administration of the budget as well as the administration of public credit and the treasury, accounting systems, taxes and Government assets.

The National Treasury manages the Government’s finances, supervises and records the payment of expenditures authorized in the Annual Budget, retains custody of the funds and securities belonging to the Republic, records all Treasury revenues and evaluates opportunities for the issuance of Treasury bonds. The LOAFSP provides that public monies must be maintained in a single account, known as the Single Account, in order to centralize the collection of revenues and the making of payments. The Single Account is administered by the Ministry of Finance through Banco Central and domestic and foreign commercial banks. The LOAFSP permits the establishment of subaccounts for the administration of the Single Account.

The LOAFSP seeks to increase the integrity of the treasury in the management of public monies. To that end, the LOAFSP prohibits civil servants responsible for determining and recording the amount of revenues owed to the Government, such as taxes and royalties, from participating in the collection and custody of such revenues. In addition, it requires that civil servants held liable for mismanagement of public monies must indemnify the Government for such losses in addition to any other criminal or administrative actions that may be taken against such persons. The LOAFSP created the National Office of Public Accounts as the office responsible for the establishment of public sector accounting standards. The National Office of Public Accounts is also responsible for the preparation of the General Report of the Treasury, which the Ministry of Finance must present to the National Assembly every year. In addition, the LOAFSP sets forth guidelines with respect to the accounting treatment given to expenditures and revenues. Under the LOAFSP, expenditures may not be accounted for until they are actually incurred, although they may have been approved in a prior year and revenues are to be recorded only after they have been collected. All accounts close on December 31 of each year.

The LOAFSP requires the President submit an annual borrowing law (each, a “Special Debt Law”) to the National Assembly for approval each year. The annual Special Debt Law must set forth the maximum amount of public credit that the Republic may contract and the maximum amount of net indebtedness that the Republic may incur for that fiscal year. As originally drafted, the LOAFSP had provided that, after the annual borrowing law had been approved by the National Assembly, the President would have the ability to enter into public credit operations when he was able to obtain favorable financial conditions for the Republic and thereafter to periodically inform the National Assembly of such transactions. As amended, the LOAFSP now requires the President to obtain approval from the Comisión Permanente de Finanzas de la Asamblea Nacional (the Permanent Finance Committee of the National Assembly) prior to undertaking each public credit operation. Additionally, each such request for approval must be accompanied by an opinion from Banco Central. Approval is granted if the National Assembly does not deny such request within 10 days. These approvals are not required in the circumstances explained below.

In March 2007, former President Chávez amended the LOAFSP by law-decree within the legislative power conferred by the 2007 Enabling Law. Although the first Pluriannual Framework legally approved by the National Assembly corresponded to the period 2011 through 2013, the LOAFSP contained transitory provisions that were applicable from 2005 through 2010. Beginning with the period 2011 through 2013, the Pluriannual Framework had to be approved by the National Assembly covering three-year periods in the manner contemplated by the LOAFSP. Before that time, in accordance with the law-decree, the Government has submitted the Pluriannual Framework to the National Assembly for the periods of 2005 through 2007 and 2008 through 2010; however, they were for informational purposes only and were not formally approved. In 2007, the Government submitted the Pluriannual Framework for the period 2008 though 2010 under the informational requirements set forth in the law-decree. On July 14, 2010, the LOAFSP was again amended. Pursuant to the amendment, the Government was required to submit the Pluriannual Framework to the National Assembly for the period 2011 through 2013, for informational purposes, when presenting the budget for 2011 for approval. The Pluriannual Framework was presented to the National Assembly on October 14, 2010, covering a three-year period in the manner contemplated by the LOAFSP. The objective of the Pluriannual Framework was to generate confidence in the economy by implementing a series of economic policies that could be sustained over time without resorting to devaluation, high inflation or adjustment programs, among others. On December 9, 2013, the partial reform of Article N ° 178 of LOAFSP, which establishes the obligation of the National Executive to submit the Multiyear Budget Framework comprising the years 2014-2016 to the National Assembly for informational purposes. Additionally, the reform clarifies that for fiscal years 2017 through 2019, this document will be made and published according to the provisions of the Act.

In March 2012, a reform of the LOAFSP became effective. The reform allows the Executive branch to issue debt that exceeds the limits established by a supplemental indebtedness law (each, a “Special Debt Law”). These modifications allow additional liabilities to be incurred under unexpected or unforeseen circumstances, with such amounts to be applied against the maximum indebtedness of the following fiscal year. The modifications also allow the Executive branch to directly approve operations and additional credits and to spend such resources in accordance with the Law. As a result, the Executive branch will no longer be required to obtain the authorization of the National Assembly or the opinion of Banco Central in approving such credits.

The Budget and the Pluriannual Framework

The LOAFSP establishes two budgetary documents, the Marco Plurianual, or the Pluriannual Framework, and the Presupuesto Anual, or the Annual Budget.

The Pluriannual Framework, which serves as the basis for the Annual Budget and which is prepared every three years, projects expected fiscal results and places maximum limits on the amount of public expenditures and debt that may be authorized over a three-year period. It also contains the economic policy targets for the three fiscal years which it covers.

The Annual Budget projects revenues and expenditures for the forthcoming fiscal year. Before the National Assembly approves the Annual Budget, the Ministry of Finance must submit to the National Assembly a projected budget and financial information related to estimated pension expenditures and other contingent liabilities. The LOAFSP requires the President to submit a report evaluating the execution of the Annual Budget during the previous year to the National Assembly by July 15 of each year. If the National Assembly does not approve the Annual Budget for the forthcoming year by December 15, the then current Annual Budget will continue to apply.

In December 2013, the National Assembly approved the budget for 2014. The 2014 budget, as approved, projects total revenues of approximately U.S.$70 billion (18% of estimated GDP for 2014 budget), excluding borrowing, and total expenditures of approximately U.S.$88 billion (23% of estimated GDP for 2014 budget). The 2014 budget also contemplates a legal limit on borrowing by the Republic of U.S.$18 billion (5% of estimated GDP for 2014 budget). The budget for 2014 is based on certain assumptions, including real GDP growth of 4%, an average price for the Venezuelan oil basket of U.S.$60 per barrel, an average exchange rate of Bs.6.3 = U.S.$1.00 and average inflation at a rate of 27%. As of July 31, 2014, the National Assembly approved U.S.$36 billion for supplemental budget allocations for payments of salary, retirement, pensions, regional expenses, food supply, purchases of raw materials and infrastructure.

Macroeconomic Coordination

The LOAFSP requires that the Minister of Finance and the President of Banco Central execute an Annual Coordination Agreement. The Annual Coordination Agreement is designed to harmonize the fiscal, monetary and financing policies of Banco Central and the Central Government in order to achieve macroeconomic stability. The Annual Coordination Agreement must specify the economic objectives of Banco Central and the Ministry of Finance. The LOAFSP expressly prohibits the inclusion of provisions that may be interpreted as infringing upon Banco Central’s independence from the Government. Both the Minister of Finance and the President of Banco Central are accountable to the National Assembly with respect to performance under the Annual Coordination Agreement.

Intergenerational Savings Fund

The LOAFSP contemplates the creation of a fund, referred to as the Intergenerational Savings Fund, designed to promote public development policies, such as investment in education, healthcare and the non-petroleum sectors of the economy. Deposits into the Intergenerational Savings Fund may not be used for any purpose for a period of at least twenty years from the date of its establishment. The mechanisms for contributions to be made into the Intergenerational Savings Fund are to be established in the implementing legislation. As of June 2014, this implementing legislation remained pending.

Stabilization Fund

Commencing with the enactment of a law in 1998 providing for the Stabilization Fund, the Government sought to provide fiscal stability to the Venezuelan economy through the savings of unanticipated revenues from petroleum sales. Since its original enactment, the law governing the Stabilization Fund has been amended several times. The funds are managed by Banco del Tesoro. These funds do not constitute part of the Republic’s international reserves nor part of Banco del Tesoro’s assets. Upon the amendment of the Banco Central Law in 2005, which provided for the contribution to FONDEN of excess oil revenues, the law governing the Stabilization Fund was amended and the Republic is no longer required to deposit excess oil revenues in the Stabilization Fund.

The balance in the Stabilization Fund was approximately U.S.$832 million as of December 31, 2010. In February 2011, PDVSA withdrew U.S.$829 million from the Stabilization Fund in order to build houses and refurbish shelters for people made homeless by heavy rains. As a result of the withdrawal, the balance of the Stabilization Fund was reduced to approximately U.S.$3.0 million, the same level at which it remained as of June 2014.

Financing Policy

The Government’s primary financing efforts have been directed at tapping local investor funds in order to use the national savings generated by individuals and corporations. This enables the Government to minimize foreign exchange risk and reduce the cost of debt by increasing domestic debt in comparison to external debt.

The current financing policy contemplates access to the domestic and international capital markets to extend its debt payments profile, as well as strengthening medium and long-term benchmarks in the domestic and international capital markets.

The Government has taken actions focused on improving its debt payment profile, with the goal of reducing concentration through extension of maturities combined with strategies aimed to reduce interest rates and loan costs. In this regard, the Government has emphasized its strategy with debt instruments that allow to increase the average life of the debt and maintain relatively constant levels of interest rates in order to keep debt service payments within tolerable ranges.

Moreover, the Government has focused on sustaining a positive correlation between the amount of debt and the country’s GDP, evaluating the sustainability and maintaining controlled levels of this ratio. This indicator was lower than the average percent among Latin American countries and other developed economies. The debt strategy implemented has enabled the Government to pay its domestic and external debt obligations, reducing its volume of outstanding labor liabilities and ensuring resources for investment projects.

Exchange Control Regime

A general work stoppage that began in December 2002 resulted in a significant decrease in the availability of foreign currency generated from the sale of oil. This decrease was coupled with an extraordinary increase in the demand for foreign currency, resulting in a significant decline in the level of the Republic’s international reserves and a substantial depreciation of the Bolívar against the U.S. dollar during the first few weeks of 2003. The substantial reduction of oil exports resulting from the work stoppage also damaged the country’s trade balance. These problems disrupted Venezuela’s economy and threatened to affect negatively the Republic’s ability to service its external debt. In response to those developments and in an attempt to achieve monetary stability as well as to ensure the Republic’s future ability to continue to meet its external debt obligations, the Republic suspended foreign exchange trading on January 21, 2003. On February 5, 2003, the Government adopted a series of exchange agreements, decrees and regulations establishing a new exchange control regime.

According to Convenio Cambiario No. 1, all foreign currency income generated through public or private sector operations must be sold to Banco Central at the exchange rate established there under. However, there are four exceptions, consisting of the following: (1) according to the current Banco Central Law (Ley del Banco Central de Venezuela), PDVSA is obligated to sell the necessary amount of foreign exchange required to cover operational expenditure and tax payments denominated in local currency. In addition, it is established that PDVSA can retain foreign currency in order to fulfill its operational and capital expenses abroad, with authorization of Banco Central, (2) according to Currency Exchange Agreement No. 19, all individuals and private companies are allowed to maintain up to 30% of their foreign currency-denominated income, received from their exporting activity, (3) according to Currency Exchange Agreement No. 9, the oil companies (Empresas Mixtas or, Mixed Companies) which have established production agreements with PDVSA are allowed to maintain foreign currency-denominated availabilities with no pre-set limits but depending on the amount of obligations with PDVSA, (4) according to the Organic Act of Financial Administration of the Public Sector (Ley Orgánica de Administración Financiera del Sector Público), all other public institutions must obtain authorization from Banco Central in order to dispose of foreign currency availabilities.

Unless otherwise expressly authorized, the obligation of the public sector to sell foreign currency to Banco Central includes any foreign currency: (1) introduced into Venezuela through the Banco de Desarrollo Económico y Social de Venezuela (“BANDES”), the Fondo de Garantía de Depósitos (“FOGADE”), and other public financial institutions; (2) obtained by the Republic through public credit operations or otherwise; or (3) obtained by other public sector entities by any other means. In turn, the private sector must sell to Banco Central any foreign currency: (1) generated from the export of goods and services; (2) introduced into Venezuela for investment purposes; (3) generated by companies incorporated to develop the activities regulated by the Hydrocarbons Law; or (4) generated from transportation services, travel and tourism operations, bank transfers, investment, lease agreements and other commercial, industrial, professional or personal services or activities. Additionally, all foreign currency that enters the country must be registered through banks and financial institutions authorized by CADIVI, which was created in February 2003 for the administration, control and establishment of the new exchange control regime. CADIVI is composed of five members who are appointed by the President. CADIVI is only responsible for approving private sector imports; public and oil imports are not handled by CADIVI.

With respect to the purchase of foreign currency, the exchange control regime provides that Banco Central must approve the Republic’s foreign currency budget. This budget may be adjusted in accordance with the level of international reserves and the flow of foreign currency. Banco Central will sell foreign currency only if it determines that there are sufficient international reserves.

Public sector entities must request foreign currency directly from Banco Central for the following: (1) payments of external public debt; (2) transfers required for the Republic’s foreign service representatives abroad or delegations of the executive, legislative, judicial, civic or electoral branches participating in special missions abroad; (3) international commitments of the Republic; (4) payments related to national security; (5) urgent health and food provisions; (6) the provision of foreign currency to BANDES and Banco de Comercio Exterior; and (7) payments resulting from imports occurring prior to February 5, 2003. The exchange control regime contains provisions that are specific to PDVSA effectively allow PDVSA and its affiliates to maintain offshore accounts up to a specified dollar amount approved by Banco Central.

The acquisition of foreign currency by private sector individuals or entities must be approved by CADIVI. To request approval for a certain operation, an individual or entity must first be registered with CADIVI. This requires proof that social security contributions and tax payments are up to date, in addition to other requirements that CADIVI may set forth in the future. Any authorization granted by CADIVI will be valid for 180 days. The foreign currency that is purchased must be used in accordance with the request made to CADIVI for such currency.

Private sector individuals or entities must request approval from CADIVI for: (1) the purchase of foreign currency for transfers of money abroad, payments of certain imported goods and services and payments of interest or principal on external indebtedness; (2) the purchase of foreign currency for the payment of dividends, capital gains and interest that are the product of foreign investment in Venezuela, as well as for payments of service contracts, technology contracts or royalties; and (3) the acquisition of foreign currency for payments under ADS, ADR, GDS and GDR programs implemented prior to February 5, 2003.

The exchange control regime centralized the purchase and sale of foreign currencies in Banco Central. The Ministry of Finance, together with Banco Central, is in charge of setting the exchange rate with respect to the U.S. dollar and other currencies. On February 5, 2003, the Government fixed the U.S. dollar exchange rate at Bs.1,596 per U.S.$1.00 for purchases and Bs.1,600 per U.S.$1.00 for sales. The exchange rate for the payment of the public foreign debt was set at Bs.1,600 per U.S.$1.00 effective February 10, 2003. On February 5, 2004, the Government changed the U.S. dollar exchange rate to Bs.1,915.20 = U.S.$1.00 for purchase operations and Bs.1,920.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.1,920.00 = U.S.$1.00. On March 2, 2005, the Government set the U.S. dollar exchange rate to Bs.2,144.60 = U.S.$1.00 for purchase operations and Bs.2,150.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.2,150.00 = U.S.$1.00. Effective January 1, 2008, the currency of Venezuela was redenominated. Accordingly, at that date the U.S. dollar exchange rate was set at Bs.2.14 = U.S.$1.00 for purchase operations and Bs.2.15 = U.S.$1.00 for sale operations.

In an effort to promote and encourage the development of the Republic’s national economy and stimulate exports, then President Chávez announced on January 8, 2010 the implementation of Convenio Cambiario No. 14, which established a new exchange rate system that included two official prices for the dollar. The first exchange rate was set at Bs.2.60 = U.S.$1.00 for sale operations, which will be the official exchange rate for essential goods, including food, health, imports of machinery and equipment, science and technology, as well as all non-petroleum public sector transactions and other special cases. The exchange rate for all other transactions was set at Bs.4.30 = U.S.$1.00 for sale operations, with the exception of the provisions of Article 5 of the Convenio Cambiario No. 14, which covers, among others, transactions within the automotive sector, the telecommunications sector, the steel sector and the construction sector.

On December 30, 2010, the Government eliminated the dual-exchange rate regime and established a single-exchange rate. According to Convenio Cambiario No. 14, the Ministry of Finance, together with Banco Central, established an exchange rate of Bs.4.30 = U.S.$1.00 for all transactions. Effective January 1, 2011, the U.S. dollar exchange rate was set at Bs.4.2893 = U.S.$1.00 for purchase operations and Bs.4.30 = U.S.$1.00 for sale operations.

In March 2013, Venezuela replaced SITME by SICAD, and in March 2014 it created SICAD II, two systems to determine exchange rates and allocate foreign exchange for imports, supplementing CADIVI’s allocation of foreign exchange. From its inception through December 31, 2013, a total of U.S.$240.4 billion in foreign exchange for imports has been allocated under the exchange control regime. In 2013, CADIVI approved approximately U.S.$29.7 billion in foreign exchange, compared with about U.S.$33.2 billion in currency adopted in 2012. During the five years prior to the introduction of the exchange control regime, Venezuela spent an average of about U.S.$1.3 billion per month on imports.

In May 2010, the Republic implemented the Exchange Crimes Law (Ley de Ilícitos Cambiarios) which provides that all individuals or firms who import, export, take into or outside Venezuela an amount exceeding U.S.$10,000, must declare their transactions to CADIVI. This law excluded securities issued by the Republic and foreign currency of non-resident individuals who are in transit and whose period of stay is less than 180 days. The Government instituted a partial reform to the Exchange Crimes Law later in May to prevent the local market from circumventing the CADIVI system through trading securities denominated in foreign currency. To prevent these types of trading activities, Banco Central became the sole entity to manage the system by which these transactions take place. With the reform, the foreign exchange regime then included securities that were denominated, or could be settled, in foreign currency. Prior to this reform, these types of activities were typically made through authorized exchange operators, including banks and brokerage firms.

On June 4, 2010, Convenio Cambiario No.18 was enacted in an effort to curtail the inflationary problems due in part to local currency trading. This regulation established that Banco Central will govern the terms and conditions of local currency trading of all international bonds issued by the Republic, its decentralized entities or any other issuer, which are denominated in foreign currency. On June 9, 2010, the Sistema de Transacciones con Títulos en Moneda Extranjera (“SITME”) came into operation. SITME was an electronic system which regulated the purchase and sales operations in Bolívares of foreign currency denominated securities, in which only financial institutions could participate. Under SITME, Banco Central determined which securities were to be traded and the price parameters for such trades in Venezuela and also determined the qualifications of the buyers and sellers that could participate in SITME. SITME allowed private entities and individuals to obtain U.S. dollars in exchange for Bolívares by paying Bolívares in exchange for foreign currency denominated securities issued by the Republic or entities directly or indirectly owned by the Republic that were ultimately sold in exchange for U.S. dollars. Private entities could only use SITME to purchase U.S. dollars to pay for imported goods, capital goods and services which were not eligible to be paid through CADIVI, or, if they were eligible to be paid through CADIVI, the importer could not have purchased U.S. dollars through CADIVI for 90 days prior to submitting the request to SITME. Private entities could acquire up to U.S.$50,000 per day, up to a U.S.$350,000 non-cumulative limit per month. In 2010, it provided U.S.$5.1 billion (U.S.$5.0 billion for imports). In 2011, it provided U.S.$8.8 billion (U.S.$8.4 billion for imports). As a result, imports of capital goods increased 5.3% while the imports of intermediate goods and final consumption goods decreased 1.5% and 0.2%, respectively, as compared to 2009. In 2011, imports of capital goods increased 7.6% while the imports of intermediate goods and final consumption goods increased 31.0% and 10.0%, respectively, as compared to 2010. In 2012, imports of capital goods increased 39.5% while the imports of intermediate goods and final consumption goods increased 30.5% and 2.6%, respectively, as compared to 2011. In 2012, SITME sold a total of U.S.$1.6 billion, an increase of 23.5% with respect to the amount registered in 2011. On February 9, 2013, pursuant to Convenio Cambiario 14, SITME was terminated.

In June 2010, the System for the Initial Placement of Bonds denominated in Foreign Currency (Sistema de Colocación Primaria de Títulos en Moneda Extranjera or “SICOTME”) came into operation. SICOTME is an electronic system which regulates the initial placement of Government securities denominated in foreign currency and sold in bolívares, in which only financial institutions authorized by Banco Central may participate, either on its own behalf or on behalf of its clients.

Trading on the exchange has decreased since the Government intervened in trading companies and has been stagnant since securities regulators shut down and took over management of 47 brokerage companies in 2010. The Government has defended its takeover of 47 private brokerage businesses during 2010 relying on the fact that those firms had arbitrarily undervalued Venezuela’s currency in a bond market that was widely used for currency trading and that the practices of the brokerage firms that were shut down contributed to capital flight. During 2011, the Government intervened and took over management of an additional 35 brokerage businesses.

On July 12, 2012, Convenio Cambiario No. 20 was enacted in order to allow companies and individuals to open Venezuelan bank accounts in U.S. dollars. These accounts could only contain U.S. dollars obtained through SITME or SICOTME. This new regulation permitted public sector exporting companies to maintain in their Venezuelan bank accounts up to 5% of their monthly revenues in U.S. dollars in order to purchase public debt bonds from the international markets and sell them on SITME. The regulation allowed accounts to be fully or partially withdrawn at the then-existing official exchange rate. The withdrawals could be made in several ways, including through wire transfers, bank checks and debit cards. Each bank maintaining these accounts was required to provide a monthly report to Banco Central with detailed information on the funds that are held in U.S. dollars.

In February 2013, the Government created the Órgano Superior para la Optimización del Sistema Cambiario, whose main objective is the design and implementation of the government’s foreign exchange policy, in order to achieve maximum transparency and efficiency in the assignment of foreign exchange to economic agents. It is composed of three institutions: the Ministry of Finance, Banco Central and the Ministry of Popular Power for Petroleum and Mining. Its main functions consist of establishing priorities in the assignment of foreign exchange, determining the quality and quantity of imports needed to achieve macroeconomic goals, and coordinating the inflow of foreign exchange from oil and other sources. On

March 18, 2013, the Government created the SICAD, a system that served as a complementary mechanism to distribute foreign exchange among economic agents, through special auctions whose terms and conditions were determined by the Órgano Superior para la Optimización del Sistema Cambiario.

Law of the Exchange Regime and its Crimes

On February 19, 2014, the Law of the Exchange Regime and its Crimes was enacted (Ley del Regimen Cambiario y sus Ilicitos) and published in the Official Gazette Extraordinary No. 6,126 dated February 19, 2014. This law abrogates the former Law Against Exchange Crimes (Ley Contra Los Ilicitos Cambiarios). Pursuant to this law, any individual, Banco Central or PDVSA may sell foreign currency or securities denominated in foreign currency to any person in Venezuela through the systems established in the Currency Exchange Agreements set forth below and pursuant to the regulations of Banco Central. Additionally, any state-owned entity (other than PDVSA or Banco Central ) must obtain prior approval from the Ministry of Finance in order to sell foreign currency.

The Law of the Exchange Regime and its Crimes establishes that the purchase and sale of foreign currency or securities denominated in foreign currency must be performed through authorized brokers, such as universal and microfinance banks, as well as through stock brokers duly authorized by the Venezuelan Securities Superintendent pursuant to the Venezuelan Securities Law (Ley de Mercado de Valores). Such brokers may not trade foreign currency denominated securities in SICAD II for their own account.

The Law of the Exchange Regime and its Crimes also removes some of the restrictions regarding exchange controls that previously existed, such as offers of goods and services in foreign currency and the disclosure of exchange rates other than the official exchange rate.

On November 29, 2013, the Law Establishing the National Centre for Foreign Trade and Venezuelan Foreign Trade Corporation was enacted, creating CENCOEX and CORPOVEX. CENCOEX superseded the CADIVI, which is being wound down, and was created as a decentralized entity, for the purpose of developing and implementing policies on foreign exchange, exports, imports, foreign investment into the country, and investment abroad. This entity has direct control over CADIVI and SICAD. CORPOVEX organizes and oversees that imports meet the country’s needs, ensures the best conditions in terms of quality and price of products and goods; achieves maximum efficiency in the country’s import/export process, and centralizes the provision of non-oil exports.

Exchange Agreements 27, 28 and 30

On March 10, 2014, the Ministry of Finance and Banco Central enacted Currency Exchange Agreement No. 27 (Convenio Cambiario No. 27), effective as of March 10, 2014, which established SICAD II, a new system for currency exchange that operates in parallel to SICAD. This new system created a new legal variable exchange rate, and unlike SICAD, SICAD II operates via auctions that are held on a daily basis by Banco Central and are open to the general public in Venezuela for the exchange of currency between U.S. dollars and bolivares. Unlike SICAD, the proceeds from SICAD II transactions are not restricted to a specific list of uses, provided that SICAD II is not available for use by PDVSA directly. The SICAD II exchange rate may not be lower than the exchange rate established in Currency Exchange Agreement No. 14 dated February 8, 2013, published in Official Gazette No. 40,108 dated February 8, 2013 (Bs.6.30-U.S.$1.00 for the sale of foreign currency, and Bs.6.2842-U.S.$1.00 for the purchase of foreign currency). Banco Central publishes a reference exchange rate for SICAD II operations on a daily basis on its official website.

On April 3, 2014, the Ministry of Finance and Banco Central enacted Currency Exchange Agreement No. 28 (Convenio Cambiario No. 28), effective as of April 4, 2014. Pursuant to this Currency Exchange Agreement, foreign currency originating from activities and transactions other than from sales and/or exports of hydrocarbons by PDVSA, its affiliates and mixed companies created under the Organic Hydrocarbons Law, may only be sold at an exchange rate based on the most recent foreign currency auction granted through SICAD II, as published by Banco Central, less 0.25%. The sale of foreign currency originating from oil exports by PDVSA, its affiliates and mixed companies are made at. the exchange rate of Bs.6.2842-U.S.$1.00 set forth in Exchange Agreement No. 14. Additionally, pursuant to this Currency Exchange Agreement, foreign currency originating from activities carried out by service companies that are part of the Petroleum Industrial National Conglomerate (Conglomerado Nacional Industrial Petrolero), a group of organizations and individuals that provide services to the oil industry in Venezuela, may only be sold at an exchange rate equivalent to the most recent foreign currency auction granted through SICAD II, as published by Banco Central. Both Currency Exchange Agreement No. 27 and 28 abrogate and replace Currency Exchange Agreement No. 24 enacted on December 30, 2013.

On September 24, 2014, the Ministry of Finance and Banco Central enacted Convenio Cambiario No. 30, which allows PDVSA to exchange U.S. dollars with Banco Central at any of the official exchange rates (other than the CENCOEX foreign exchange rate, currently at U.S.$1.00 = Bs. 6.30) in order to make the mandatory contributions in Bolivares to FONDEN pursuant to the Oil Windfall Profits Tax Law.

The following table sets out the average Bolívar/U.S. dollar official exchange rates for the periods indicated:

	Exchange
Year and Quarter	(Bolívar / U.S. dollar)(1)
2009
First Quarter	Bs.	2.15
Second Quarter		2.15
Third Quarter		2.15
Fourth Quarter		2.15
2010(2)
First Quarter	Bs.	2.60 / Bs.4.30
Second Quarter		2.60 / Bs.4.30
Third Quarter		2.60 / Bs.4.30
Fourth Quarter		2.60 / Bs.4.30
2011
First Quarter	Bs.	4.30
Second Quarter		4.30
Third Quarter		4.30
Fourth Quarter		4.30
2012
First Quarter	Bs.	4.30
Second Quarter		4.30
Third Quarter		4.30
Fourth Quarter		4.30
2013
First Quarter	Bs.	4.30 / Bs.6.30
Second Quarter		6.30
Third Quarter		6.30
Fourth Quarter		6.30
2014
First Quarter	Bs.	Bs.6.30
Second Quarter		6.30

(1)	Pursuant to Convenio Cambiario No. 14, the U.S. dollar exchange rate was set at Bs.6.2842 = U.S.$1.00 for purchase operations and Bs.6.30 = U.S.$1.00 for sale operations and for payments of public external debt.

Source: Banco Central.

Gross Domestic Product

In 2009, GDP totaled approximately Bs.56.7 billion in 1997 Constant Bolívares, representing a contraction of 3.2% in real terms compared to 2008. The economic contraction was primarily due to decreases in the petroleum sector of 7.4% and in the non-petroleum sector of 1.7%. The contraction in the petroleum sector in 2009 was due in large part to the December 2008 production cuts agreed upon by OPEC and to the global financial crisis, which caused a reduction in the demand for and price of petroleum. The contraction in the non-petroleum sector in 2009 resulted primarily from decreases of 10.3% in the mining sector, 7.7% in the trade sector and 6.4% in the manufacturing sector, as compared to 2008.

In 2010, GDP totaled approximately Bs.55.8 billion in 1997 Constant Bolívares, representing a contraction of 1.5% in real terms compared to 2009. The decrease in 2010 was primarily due to a decrease in construction and trade sectors by 7.0% and 6.2%, respectively. As a result of the foregoing factors, the non-petroleum sector decreased 1.6% in 2010.

In 2011, GDP totaled approximately Bs.58.1 billion in 1997 Constant Bolívares, representing a growth of 4.2% as compared to 2010. Economic growth in 2011 was primarily due to an increase of 4.5% in the non-petroleum sector. The petroleum sector increased by 0.6% in 2011 as compared to 2010. The growth in the non-petroleum sector in 2011 resulted primarily from a 6.7% increase in transportation, 5.5% increase in general government and 5.2% increase in mining.

In 2012, GDP totaled approximately Bs.61.4 billion in 1997 Constant Bolívares, representing a growth of 5.6% as compared to 2011. Economic growth in 2012 was primarily due to an increase of 5.8% in the non-petroleum sector. The petroleum sector increased by 1.4% in 2012 as compared to 2011. The growth of the economy in 2012 was positively influenced by an increase in government investment in construction, a larger supply of foreign exchange, and a substantial expansion of the flow of credit towards productive activities.

In 2013, GDP totaled approximately Bs.62.2 billion in 1997 Constant Bolívares, representing a growth of 1.3% as compared to 2012. Economic growth in 2013 was primarily due to an increase of 1.8% in the non-petroleum sector, in particular with regard to financial institutions, commerce, communications, and enterprise storage services. The petroleum sector increased by 0.9% in 2013.

The following tables set forth Venezuela’s GDP in 1997 Constant Bolívares for each of the periods indicated:

	As of or For the Year Ended December 31
	2009		2010		2011		2012(6)		2013(6)
	Value Bs.	Share %	Value Bs.	Share %	Value Bs.	Share %	Value Bs.	Share %	Value Bs.	Share %
Aggregate Global Demand(1)	78,637.5	100.0	77,158.5	100.0	82,775.9	100.0	92,057.2	100.0	89,913.0	100.0
Aggregate Internal Demand	69,655.1	88.6	69,332.7	89.9	74,585.0	90.1	83,735.8	91.0	82,105.0	91.3
Gross Capital Formation[2]	18,062.9	23.0	16,925.9	21.9	17,665.5	21.3	21,783.0	23.7	19,815.2	22.0
Consumption	49,516.4	63.0	48,984.6	63.5	51,145.5	61.8	54,656.6	59.4	57,082.4	63.5
Public	9,800.4	12.5	10,010.5	13.0	10,603.2	12.8	11,266.7	12.2	11,643.3	12.9
Private	39,716.0	50.5	38,974.0	50.5	40,542.3	49.0	43,389.9	47.1	45,439.1	50.5
Inventories[3]	2,075.8	2.6	3,422.2	4.4	5,774.1	7.0	7,296.2	7.9	5,207.3	5.8
External Demand	8,982.5	11.4	7,825.8	10.1	8,190.9	9.9	8,321.4	9.0	7,808.0	8.7
Gross Domestic Product	56,650.9	100.0	55,807.5	100.0	58,138.3	100.0	61,409.1	100.0	62,233.9	100.0
Petroleum activities	6,550.8	11.6	6,554.3	11.7	6,593.1	11.3	6,682.7	10.9	6,741.5	10.8
Non-petroleum activities	43,829.1	77.4	43,127.0	77.3	45,055.6	77.5	47,648.4	77.6	48,515.2	78.0
Mining	304.3	0.5	264.8	0.5	278.5	0.5	261.2	0.4	206.1	0.3
Manufacturing	8,383.2	14.8	8,095.5	14.5	8,405.2	14.5	8,555.5	13.9	8,530.1	13.7
Electricity and water	1,336.8	2.4	1,258.9	2.3	1,322.1	2.3	1,372.6	2.2	1,417.7	2.3
Construction	4,318.7	7.6	4,018.5	7.2	4,209.4	7.2	4,907.1	8.0	4,793.2	7.7
Trade	5,581.9	9.9	5,243.2	9.4	5,585.1	9.6	6,096.1	9.9	6,301.6	10.1
Transportation	1,981.4	3.5	1,940.9	3.5	2,052.5	3.5	2,187.8	3.6	2,115.3	3.4
Communications	3,301.0	5.8	3,560.8	6.4	3,820.2	6.6	4,086.5	6.7	4,350.8	7.0
Financial institutions	2,456.8	4.3	2,269.8	4.1	2,541.5	4.4	3,392.8	5.5	4,127.3	6.6
Professional, real estate, rental services	5,523.1	9.7	5,485.3	9.8	5,678.9	9.8	5,917.7	9.6	6,062.9	9.7
Community, social, personal services.	3,248.4	5.7	3,243.6	5.8	3,430.3	5.9	3,684.3	6.0	3,852.6	6.2
General government	6,625.6	11.7	6,798.4	12.2	7,171.5	12.3	7,543.4	12.3	7,777.8	12.5
Other[4]	3,496.3	6.2	3,459.6	6.2	3,410.0	5.9	3,517.3	5.7	3,533.4	5.7
Minus: Sifmi[5]	2,728.3	(4.8)	2,512.4	(4.5)	2,849.8	(4.9)	3,873.9	(6.3)	4,553.6	(7.3)
Net indirect taxes	6,271.0	11.1	6,126.2	11.0	6,489.6	11.2	7,078.0	11.5	6,977.2	11.2

(1)	Based on 1997 Constant Bolívares.
(2)	Includes: acquisitions less disposal of valuables.
(3)	Includes: agriculture, hotels and restaurants, and diverse public activities.
(4)	Financial intermediation services measured indirectly.
(5)	Includes financial institutions, insurance, real estate and rental services.
(6)	Preliminary figures.

Source: Banco Central.

	2009	2010	2011	2012	2013
	% change from previous year
Aggregate Global Demand	(8.4)	(1.9)	7.3	11.2	(2.3)
Aggregate Internal Demand	(7.7)	(0.5)	7.6	12.3	(1.9)
Gross Capital Formation	(8.3)	(6.3)	4.4	23.3	(9.0)
Consumption	(2.1)	(1.1)	4.4	6.9	4.4
Public	1.5	2.1	5.9	6.3	3.3
Private	(2.9)	(1.9)	4.0	7.0	4.7
Inventories	—	—	—	—	—
External Demand	(13.7)	(12.9)	4.7	1.6	(6.2)
Gross Domestic Product	(3.2)	(1.5)	4.2	5.6	1.3
Petroleum activities	(7.4)	0.1	0.6	1.4	0.9
Non-petroleum activities	(1.7)	(1.6)	4.5	5.8	1.8
Mining	(10.3)	(13.0)	5.2	(6.2)	(21.1)
Manufacturing	(6.4)	(3.4)	3.8	1.8	(0.3)
Electricity and water	4.1	(5.8)	5.0	3.8	3.3
Construction	(0.2)	(7.0)	4.8	16.6	(2.3)
Trade	(8.2)	(6.1)	6.5	9.1	3.4
Transportation	(8.4)	(2.0)	5.8	6.6	(3.3)
Communications	12.1	7.9	7.3	7.0	6.5
Financial institutions	(1.5)	(7.6)	12.0	33.5	21.6
Professional, real estate, rental services	(1.1)	(0.7)	3.5	4.2	2.5
Community, social, personal services	2.0	(0.1)	5.8	7.4	4.6
General government	2.4	2.6	5.5	5.2	3.1
Other[1]	(0.5)	(1.0)	(1.4)	3.1	0.5
Minus: Sifmi[2]	(0.6)	(7.9)	13.4	35.9	17.5
Net indirect taxes	(8.5)	(2.3)	5.9	9.1	(1.4)

1	Includes: agriculture, hotels and restaurants, and diverse public activities.
2	Financial intermediation services measured indirectly.

Source: Banco Central.

Inflation

In April 2008, INE, in affiliation with the Ministry of Finance and Banco Central, issued Resolution No. 08-04-01 regulating the NCPI effective as of January 1, 2008. NCPI covers the same items as the CPI, but with a national geographic scope. The previous system only covered the Caracas and Maracaibo metropolitan areas. Inflation figures from January 1, 2008 have been calculated by NCPI. Figures prior to January 1, 2008 will not be re-calculated. NCPI has December 2007 as its base period and is published monthly within the first ten days of each month.

For the year ended December 31, 2009, the rate of inflation was 25.1% as measured by NCPI and 26.9% as measured by the CPI. For the year ended December 31, 2010, the rate of inflation stood at 27.2% as measured by NCPI and 27.4% as measured by the CPI. For the year ended December 31, 2011, the rate of inflation was 27.6% as measured by NCPI and 29.0% as measured by CPI. For the year ended December 31, 2012, the rate of inflation was 20.1% as measured by NCPI and 19.5% as measured by the CPI. For the year ended December 31, 2013, the rate of inflation was 56.2% as measured by NCPI and 52.7% as measured by the CPI. Through August 2014, the annualized inflation rate, as measured by the NCPI, was 63.4%, compared with 45.4% at the same period in 2013.

The Law on Fair Cost and Prices (Ley de Costos y Precios Justos) became effective as of November 22, 2011 and was implemented in order to address the high inflation rate, guarantee access to goods and stabilize prices. The law provided a mechanism for setting maximum retail prices on goods across various economic sectors and included the creation of a special committee called Superintendencia Nacional de Costos y Precios (“SUNDECOP”), which monitored and regulated the cost structures of the companies involved in importing and selling goods, established the standards for the National Registry of Prices of Goods and Services and set maximum retail prices or the price range for goods and services. SUNDECOP was also empowered to sanction any company or person that establishes excessive prices on goods and services.

On January 24, 2014, the Maduro administration passed the Law for the Control of Costs, Prices and Profits to supersede the Law on Fair Costs and Prices. The Law for the Control of Costs, Prices and Profits aims at reducing inflationary pressures by supplementing existing regulations in fair pricing. The law established a maximum profit of 30% for each entity in the supply chain. The law also created SUNDDE by merging INDEPABIS and SUNDECOP, the governmental entities previously charged with verification of fair prices. The objectives of SUNDDE include determining fair prices for goods and services through cost structure analysis and establishing maximum percentage of profits and effective control of economic and commercial activity in order to protect citizens’ incomes and wages.

The most recent actions by SUNDDE include:

•	Fixing the prices for a 19-item basic basket of goods. The items were given a Maximum Price Retail (MRP), which affects the entire supply chain, from importers to producers, wholesalers, retailers and the final consumer.

•	Monitoring registration with RUPDAE, a mandatory requirement in order to be able to carry out commercial activities in the country.

•	Implementing an “Efficient Queue-Killer Plan”. Penalties of up to 10,000 (UT) tax units were set for food vending establishments whose cash registers did not operate efficiently and caused delays to consumers who were paying for their purchases.

•	Beginning the implementation of a biometric system to capture fingerprints, in order to obtain a purchasing profile for every citizen and thus identify internal smugglers and implementing a plan against smuggling.

•	Implementing a strong price matching system, with access to the companies’ accounting records by category, to establish costs and subsequent profits.

•	Deploying leading SUNDDE authorities to control main bus terminals and thereby ensure that all Venezuelans purchase tickets at a fair price.

From 2009 to the present, the Government has implemented a series of measures aimed at the reduction of inflationary pressures, including: (1) granting subsidies to importers and producers; (2) rehabilitating and consolidating agricultural infrastructure to improve production levels; (3) granting fiscal incentives to the industrial sector; (4) regulating the foreign exchange market; (5) the issuance by the Government and PDVSA of dollar-denominated debt instruments in the local market; (6) the creation of CVAL (Corporación Venezolana de Alimentos), which focuses on the production, processing, distribution and exchange of all types of foodstuffs, as well as the manufacture, purchase, sale, marketing and storage of agricultural products, and Red de Comercio Bicentenario (in addition to PDVAL (Producción y Distribución Venezolana de Alimentos), a former PDVSA subsidiary, which continued to assist in the distribution of food throughout the country); and (7) increasing the official supply of dollars, pursuant to SICAD and SICAD II, through special auctions whose terms and conditions are determined by the Órgano Superior para la Optimización del Sistema Cambiario.

The following table sets forth five price indices for the periods indicated:

	2011					2012					2013
	I	II	III	IV	Year	I	II	III	IV	Year	I	II	III	IV	Year
Consumer prices[1]
Average	6.2	5.6	7.3	5.8	26.1	4.5	3.3	3.8	6.0	21.1	8.6	12.9	12.2	13.5	40.6
End of period	6.0	6.6	6.6	5.9	27.6	3.5	3.8	3.7	7.7	20.1	7.9	15.8	11.0	12.6	56.2
Producer prices index
Manufacturing goods
Average	5.7	6.2	4.2	4.8	20.8	2.8	2.5	3.0	4.0	15.1	6.7	11.7	10.3	11.0	32.3
End of period	7.3	5.3	4.4	4.1	22.7	2.5	2.8	3.2	4.5	13.6	7.8	12.7	9.3	10.8	47.1
Raw materials (construction)
Average	4.0	4.5	2.6	5.4	14.8	3.8	3.2	4.9	4.9	17.3	11.3	19.1	14.0	20.9	54.3
End of period	5.1	4.2	2.8	5.1	18.4	3.6	4.3	4.5	6.0	19.6	15.0	21.1	9.2	20.6	83.4
Wholesale prices
Domestic goods
Average	6.2	4.1	6.8	4.5	23.5	3.4	2.5	2.8	6.2	16.8	7.0	11.5	14.3	11.8	37.4
End of period	4.8	5.2	6.3	4.2	22.1	2.4	3.1	3.5	7.5	17.4	5.6	16.0	12.4	11.0	52.8
Imported goods
Average	6.1	2.7	2.6	2.9	17.1	2.7	2.4	2.4	4.5	11.5	10.0	12.8	13.0	9.2	38.7
End of period	5.6	3.3	2.1	3.6	15.5	2.3	2.1	2.7	5.5	13.2	12.4	13.3	11.9	5.5	50.5

(1)	National Consumer Price Index.

Note: Manufacturing, raw materials and wholesale prices were calculated with tax.

Source: Banco Central.

The following table sets forth the NCPI for the periods indicated:

National Consumer Price Index
(Base: December 2007 = 100)
Year and Month	NCPI
2009
January	133.9
February	135.6
March	137.2
April	139.7
May	142.5
June	145.0
July	148.0
August	151.3
September	155.1
October	158.0
November	161.0
December	163.7
2010
January	166.5
February	169.1
March	173.2
April	182.2
May	187.0
June	190.4
July	193.1
August	196.2
September	198.4
October	201.4
November	204.5
December	208.2
2011
January	213.9
February	217.6
March	220.7
April	223.9
May	229.6
June	235.3
July	241.6
August	246.9
September	250.9
October	255.5
November	261.0
December	265.6

National Consumer Price Index
(Base: December 2007 = 100)
Year and Month	NCPI
2012
January	269.6
February	272.6
March	275.0
April	277.2
May	281.5
June	285.5
July	288.4
August	291.5
September	296.1
October	301.2
November	308.1
December	318.9
2013
January	329.4
February	334.8
March	334.1
April	358.8
May	380.7
June	398.6
July	411.3
August	423.7
September	442.3
October	464.9
November	487.3
December	498.1
2014
January	514.7
February	526.8
March	548.3
April	579.4
May	612.6
June	639.7
July	666.2
August	692.4

Source: Banco Central.

Foreign Trade and Balance of Payments

Foreign Trade

Foreign trade plays a vital role in the Venezuelan economy. Venezuela traditionally has experienced a favorable balance of trade. Average annual exports between September 2009 and September 2013 are approximately U.S.$76.1 billion. During the same period, average annual imports were approximately U.S.$45.1 billion.

For the period January through September 2013 Venezuela’s total exports were U.S.$66.9 billion. Petroleum products represent the overwhelming component of total exports, totaling U.S.$64.4 billion during 2013. During the same period, total imports, consisting mainly of production inputs, machinery, equipment and manufactured goods, were U.S.$39.4 billion.

Trade Policy

The basic goals of Venezuela’s trade policy are to generate sustainable growth and macroeconomic stability by diversifying production and promoting Venezuelan products in the international market. The policy contemplates reinforcing current trade alliances and developing new trade alliances with an emphasis on South American and Caribbean countries.

Venezuela is a member of the GATT and the WTO. The Government has entered into a number of bilateral, regional and multilateral agreements, including with countries in South America and the Caribbean basin, as well as countries in the European Union, Africa, the Middle East and Asia, regarding the promotion of bilateral trade and economic and technological development, as well as the facilitation of purchases of petroleum and refined petroleum products. In this connection, Venezuela entered into several agreements with the Caribbean countries within the framework of PetroCaribe to supply oil and products under preferential financing conditions similar to those established by other agreements between Venezuela and Central American and South American states, such as Argentina, Bolivia, Ecuador and Uruguay, under which Venezuela supplies crude oil and oil by-products to state-owned oil companies of the PetroCaribe countries. The amount of oil provided was 109.9 thousand bpd in 2009, 99.2 thousand bpd in 2010, and 94.6 thousand bpd in 2011, and 121.0 thousand bpd in 2012. In exchange, these countries supplied Venezuela with goods and services in several areas as well as technical assistance, including agricultural consulting and medical personnel.

The Government is pursuing a variety of regional initiatives, including ALBA, UNASUR, Mercosur and Petrosur. For more information, see “Bolivarian Republic of Venezuela—Regional Initiatives”.

Trading Partners

The United States is Venezuela’s most important trading partner. As of December 2013, Venezuela was the fifth largest exporter of petroleum products to the United States. In addition to the United States, Venezuela’s significant trading partners include various Latin American, European and Asian countries.

In 2012, the United States accounted for 20.3% of Venezuela’s total imports, China accounted for 12.3% of Venezuela’s total imports, Brazil accounted for 7.4% of Venezuela’s total imports and Colombia accounted for 4.1% of Venezuela’s total imports. In 2012, the United States accounted for 40.3% of Venezuela’s total oil exports, China accounted for 14.7% of Venezuela’s total oil exports and India accounted for 12.2% of Venezuela’s total oil exports. In 2012, the United States accounted for 24.2% of Venezuela’s total non-oil exports, China accounted for 16.7% of Venezuela’s total non-oil exports and Brazil accounted for 6.9% of Venezuela’s total non-oil exports. In 2013, the United States accounted for 19.8% of Venezuela’s total imports, China accounted for 14.4% of Venezuela’s total imports, Brazil accounted for 9.4% of Venezuela’s total imports and Colombia accounted for 4.4% of Venezuela’s total imports. In 2013, the United States accounted for 26.2% of Venezuela’s total non-oil exports, China accounted for 12.1% of Venezuela’s total non-oil exports and Brazil accounted for 8.3% of Venezuela’s total non-oil exports.

In 2007, Venezuela and China signed several agreements which provided for the construction of three refineries in China to process Venezuelan crude oil and explored building a refinery to upgrade heavy crude oil to lighter quality using Chinese technology and to process crude oil from the Orinoco Belt. In September 2009, former President Chávez announced that China had agreed to invest approximately U.S.$16.0 billion in a joint venture oil project in the Orinoco Oil Belt during the next three years. The daily output of this project is estimated to be as much as 450,000 bpd of extra heavy crude oil.

In November 2007, the Governments of Venezuela and China through BANDES and the China Development Bank (“CDB”), respectively, created a joint investment fund to finance socio-economic projects in the areas of health, housing, welfare, infrastructure, mining and oil related projects in Venezuela, referred to as the Sino-Venezuelan Joint Fund (Fondo Financiamiento Conjunto Chino-Venezolano) by entering into a credit facility in the aggregate amount of U.S.$4.0 billion. The credit facility had a term of three years, extendible for a total of 15 years. In connection with the credit facility, PDVSA entered into a supply agreement for crude oil and refined products with China National United Oil Corporation (“CNPC”). The proceeds of sales under the supply agreement were applied to pay amounts due under BANDES’ loan with the CDB.

The Sino-Venezuelan Joint Fund is financed by contributions from FONDEN and the CDB and the funds are administered by BANDES. The Sino-Venezuelan Joint Fund is divided into four Funds:

1.	Fondo Pesado I (Heavy Fund I), “Tranche A,” was signed in November 2007 for an aggregate of U.S.$4 billion contributed by CDB and U.S.$2 billion contributed by FONDEN. Tranche A was repaid in full by November 2010. The first rollover of Tranche A was signed in June 2011 and was repaid in full by May 2014. The second rollover of Tranche A was signed in July 2014.

2.	Fondo Pesado II (Heavy Fund II), “Tranche B,” was signed in February 2009 for an aggregate of U.S.$4 billion contributed by CDB and U.S.$2 billion contributed by FONDEN and was repaid in full by February 2012. The first rollover of Heavy Fund II was signed in February 2012.

3.	Fondo Pesado III (Heavy Fund III), “Tranche C,” was signed in November 2013 for an aggregate of U.S.$5 billion contributed by CDB and U.S.$1 billion contributed by FONDEN.

4.	Gran Volumen (Long Term Facility) was signed in September 2010 for an aggregate of U.S.$20 billion contributed by CDB, with payment obligations until September 2020, in which U.S.$10 billion was settled for the equivalent amount in renminbis.

In addition to the contributions of CDB and FONDEN to the funds mentioned above, in December 2009, BANDES and PDVSA entered into a credit facility with CDB in the aggregate amount of U.S.$500 million. In May 2010, PDVSA entered into a credit facility with CDB and Portugal’s Banco Espírito Santo in the aggregate amount of U.S.$1.5 billion. In March 2011, PDVSA entered into a credit facility with the Industrial and Commercial Bank of China (“ICBC”) in the aggregate amount of U.S.$4.0 billion. In November 2011, PDVSA entered into a credit facility with CDB in the aggregate amount of U.S.$1.5 billion. In February 2012, PDVSA entered into a credit facility with CDB in the aggregate amount of U.S.$500 million. In May 2012, the National Assembly approved an amendment to the Sino-Venezuelan Joint Fund. This amendment allows the governments of Venezuela and China to renew the U.S.$12.0 billion credit facility between CDB and BANDES an indefinite number of times. On August 10, 2012, the Republic announced that CDB would contribute an additional U.S.$4.0 billion to the Sino-Venezuelan Joint Fund and FONDEN would contribute an additional U.S.$2.0 billion. On September 18, 2013, BANDES and PDVSA entered into a credit facility with CDB in the aggregate amount of U.S.$5.0 billion.

On February 18, 2009, Venezuela and China entered into 12 cooperation agreements in the areas of oil, agriculture and telecommunications and increased the Sino-Venezuelan Joint Fund, in which PDVSA participates as a crude oil supplier, by selling up to 230,000 bpd to the CNPC. As of December 2012, Venezuela had sold up to 230,000 bpd to the CNPC for Tranches A and B, 100,000 bpd for Tranche C, and up to 300,000 bpd for the Gran Volumen. Collection on the volumes delivered by PDVSA was received by BANDES to secure compliance with the commitments undertaken by Venezuela with respect to that agreement. During 2013, 2012, 2011 and 2010, BANDES transferred to PDVSA U.S.$9.7 billion, U.S.$12.4 billion, U.S.$6.7 billion and U.S.$1.3 billion, respectively, corresponding to collections received. The volumes delivered in 2009 through 2013, on behalf of the Republic, according to Article 45 of the Hydrocarbons Organic Law, were considered part of the fulfillment of PDVSA’s obligations for production taxes.

On June 2, 2009, the Republic ratified a bilateral investment treaty (“BIT”) with the Russian Federation (“Russsia”). The BIT provides, among other things, an arbitration framework that Venezuela and Russia can use to settle any investment differences or disputes between the two countries. On the same date, the Republic ratified a separate treaty between Russia and Venezuela for cooperation in the areas of oil, gas and electrical energy (Ley Aprobatoria del Convenio entre el Gobierno de la República Bolivariana de Venezuela y el Gobierno del la Federación de Rusia sobre Cooperación en el Área Energética).

In September 2009, PDVSA and the National Oil Consortium, a joint venture comprised of five Russian companies, signed agreements aimed at establishing a joint venture to develop heavy crude oil in the Orinoco Oil Belt. In April 2010, the National Oil Consortium paid the Republic a U.S.$600 million bonus for participation in the development of the Junin-6 block deposit. The project is expected to produce an estimated 400,000 bpd to 500,000 bpd of extra heavy crude oil. The investment for this project is estimated to be approximately U.S.$20.0 billion and the National Oil Consortium will own a 40% stake in the joint venture and PDVSA will own the remaining 60%. The joint venture will have a duration of 25 years. During 2010, the joint venture was formally incorporated, under the name of PetroMiranda.

Since 2007, Russia has provided the Republic with approximately U.S.$6.2 billion in financing for Russian arms. In September 2009, former President Chávez announced that Russia would finance arms purchases valued at U.S.$2.2 billion. The arms purchase would increase the Republic’s defensive capacity with more tanks, missiles and anti-aerial defense systems. In 2011, Russia and the Republic signed an agreement for an additional U.S.$4.0 billion loan to be used towards additional Russian weaponry.

In April 2013, PDVSA signed three cooperation agreements with the Russian state oil company Rosneft to create a joint venture called Petrovictoria in order to develop the Orinoco Heavy Oil Belt. In May 2013, PDVSA and Rosneft signed a loan agreement for U.S.$1.5 billion in order to develop several oil projects.

In November 2011, the Republic and China Aluminum International Engineering Company (“Chalieco”) signed a U.S.$403 million for CVG Alcasa to improve the performance of the Republic’s primary aluminum smelters, CVG Alcasa. The funds came from the Sino-Venezuela Joint Fund. In addition to the Chalieco funds, former President Chávez approved U.S.$90.4 million, to be provided by FONDEN, in order to maintain operations in CVG Alcasa.

The following tables set out the geographical distribution of Venezuela’s imports and exports for the periods indicated:

	Imports
	Year Ended December 31,
	2009	2010	2011(1)	2012(1)	2013(1)(2)
	(as a percentage of total)
Brazil	8.9%	9.6%	7.5%	7.4%	9.4%
Colombia	10.5%	3.7%	3.2%	4.1%	5.2%
China	9.2%	9.7%	8.8%	12.3%	16.7%
Germany	3.0%	3.2%	1.9%	1.5%	2.4%
Italy	2.4%	2.1%	1.4%	1.6%	2.5%
United States	24.3%	25.6%	20.9%	20.3%	22.9%
Others	41.7%	46.1%	56.3%	52.8%	40.9%
Total	100.0%	100.0%	100.0%	100.0%	100%

(1)	Preliminary figures.
(2)	January-September 2013

Source: Banco Central.

	Exports
	Year Ended December 31,
	2009	2010	2011(1)	2012(1)	2013(1)(2)
	(as a percentage of total)
Brazil	4.7%	5.2%	10.9%	6.9%	8.3%
Colombia	17.8%	10.8%	13.0%	12.3%	10.7%
China	13.4%	17.4%	15.2%	16.7%	11.0%
Germany	2.4%	1.5%	0.7%	0.9%	0.7%
Italy	2.5%	2.0%	4.1%	3.6%	2.0%
United States	20.0%	24.4%	13.9%	24.2%	24.1%
Others	39.2%	38.7%	42.2%	35.4%	43.2%
Total	100.0%	100.0%	100.0%	100.0%	100%

(1)	Preliminary figures.
(2)	January-September 2013

Source: Banco Central.

Development of Non-Petroleum Exports

Venezuela’s principal non-petroleum exports include steel, iron ore, chemical products, aluminum, fish and shellfish, cement, paper products, ceramics and tropical fruits. In 2009, non-petroleum exports totaled U.S.$3.4 billion, or 5.9% of total exports during that period. In 2010, non-petroleum exports totaled U.S.$3.4 billion, or 5.2% of Venezuela’s total exports during that period. In 2011, non-petroleum exports totaled U.S.$4.7 billion, representing 5.0% of total exports during that period. In 2012, non-petroleum exports totaled U.S.$3.8 billion, or 3.9% of Venezuela’s total exports during that period. In 2013, non-petroleum exports totaled U.S.$3.6 billion, representing 3.8% of total exports during that period.

Balance of Payments

For 2009, the overall balance of payments recorded a deficit of approximately U.S.$10.3 billion and the current account had a total surplus of U.S.$2.3 billion. The deficit in the 2009 overall balance of payments was primarily due to expenses in the financial account and a decreased surplus in the current account. The decrease in the current account surplus was primarily due to a reduction of oil export revenues caused by decreases in both oil production and prices. For 2010, the overall balance of payments recorded a deficit of approximately U.S.$8.06 billion and the current account had a total surplus of U.S.$8.8 billion. The deficit in the 2010 overall balance of payments was primarily due to net outflows in the financial account and the result of errors and omissions account. The increase in the current account surplus was primarily due to an increase in oil export revenues. For 2011, the overall balance of payments recorded a deficit of approximately U.S.$4.0 billion and the current account had a total surplus of U.S.$24.4 billion. The deficit in the 2011 overall balance of payments was primarily due to an increase in the foreign currency assets abroad. The increase in the current account surplus was primarily due to increase in oil prices. For 2012, the overall balance of payments recorded a deficit of approximately U.S.$1.0 billion and the current account had a total surplus of U.S.$11.0 billion. The deficit in the 2012 overall balance of payments is primarily due to a net accumulation of foreign assets held abroad by both private and public sector agents. The decrease in the current account surplus is primarily due to an increase in the volume of imports. The overall deficit of the balance of payments in the period January through September 2013 was approximately U.S.$3.3 billion and was attributable to a deficit of U.S.$7.8 billion in the capital and financial account and the deficit in the account of net errors and omissions U.S.$2.9 billion. The current account surplus was lower in the period January through September 2013 than in the period January through December 2012, primarily due to a reduction in exports that more than offset a decrease in imports and higher payments for services.

The capital account recorded a deficit of U.S.$9.3 billion for 2009. The capital account deficit in 2009 was primarily due to an increase of deposits abroad by the non-financial private sector, a decrease in public sector liabilities to foreign investors and an increase in PDVSA assets, primarily in the form of short-term loans to foreign affiliates. During 2010, the capital account recorded a deficit of U.S.$13.9 billion. The deficit in the capital account in 2010 was due to an increase in external assets by both the public sector and the non-financial private sector. During 2011, the capital account recorded a deficit of U.S.$24.8 billion. The deficit in the capital account in 2011 was due primarily to the increase of deposits in foreign currency abroad by the private and public sectors. During 2012, the capital account recorded a deficit of U.S.$8.8 billion. The deficit in the capital account in 2012 was due primarily to a net accumulation of foreign assets held abroad by both the private and public sectors. From January to September 2013, the capital account recorded a deficit of U.S.$7.8 billion. The deficit in the capital account was lower than that resulted in 2012, primarily due to an increase in foreign liabilities by both the private and public sectors.

In 2009, net foreign direct investment outflows totaled U.S.$4.4 billion. In 2010, net foreign direct investment inflows totaled U.S.$73 million. In 2011, net foreign direct investment inflows totaled U.S.$4.9 billion. In 2012, net foreign direct investment inflows totaled U.S.$756 million. In the period January through September 2013, net foreign direct investment totaled U.S.$2.4 billion. During the last several years, direct foreign investment is represented primarily through investments in the petroleum sector.

The following table sets forth Venezuela’s balance of payments for the periods indicated:

	Year Ended December 31,
	2009	2010	2011	2012(1)	2013*(1)
	(in millions of U.S. dollars)
Current Account	$2,258	$8,812	$24,387	$11,016	$7,484
Trade Balance	16,411	27,206	45,998	38,001	27,442
Oil Exports (f.o.b.)	54,201	62,317	88,132	93,569	64,396
Non-oil Exports (f.o.b.)	3,402	3,428	4,679	3,771	2,485
Imports (f.o.b.)	(41,192)	(38,539)	(46,813)	(59,339)	(39,439)
Services	(9,949)	(11,197)	(13,697)	(15,959)	(11,870)
Transportation	(3,500)	(3,466)	(4,426)	(5,783)	(4,208)
Travel	(619)	(877)	(1,472)	(1,533)	(1,254)
Communications	(191)	(225)	(220)	(261)	(235)
Insurance	(466)	(476)	(553)	(708)	(513)
Government	(199)	(269)	(368)	(734)	(155)
Other	(4,974)	(5,884)	(6,658)	(6,940)	(5,505)
Investment Income	(3,534)	(6,304)	(7,124)	(10,048)	(7,204)
Inflows	2,615	1,981	2,238	1,998	1,582

	Year Ended December 31,
	2009	2010	2011	2012(1)	2013*(1)
	(in millions of U.S. dollars)
Public Sector Interest	494	738	621	625	329
Private Sector Interest	955	456	445	456	79
Public Sector dividends	713	375	645	368	850
Private Sector dividends	26	14	18	18	5
Public Sector Reinvested earnings	336	304	414	430	300
Private Sector Reinvested earnings	69	72	75	78	0
Other	22	22	20	23	19
Outflows	(6,149)	(8,285)	(9,362)	(12,046)	(8,786)
Public Sector Interest	(2,880)	(3,308)	(4,467)	(6,200)	(4,900)
Private Sector Interest	(40)	(33)	(29)	(25)	(24)
Public Sector dividends	(543)	(674)	(1,011)	(1,558)	(756)
Private Sector dividends	(1,514)	(2,355)	(1,431)	(1,493)	(1,178)
Public Sector Reinvested earnings	(333)	(1,162)	(1,319)	(1,313)	(914)
Private Sector Reinvested earnings	(808)	(711)	(1,063)	(1,414)	(977)
Other	(31)	(42)	(42)	(43)	(37)
Current Transfers	(670)	(893)	(790)	(978)	(884)
Capital and Financial Account	(9,297)	(13,917)	(24,775)	(8,829)	(7,796)
Inflows	51,042	41,446	50,677	47,064	21,523
Direct Investment	3,875	6,480	9,354	6,626	4,684
Abroad	202	599	3,872	66	75
In reporting economy	3,673	5,881	5,482	6,560	4,609
Public Debt (long-term)	6,269	11,781	18,901	9,094	1,180
Bonds	0	0	0	0	0
Loans	6,269	11,781	18,901	9,094	1,180
Private Debt (long-term)	98	13	0	0	0
Bonds	0	0	0	0	0
Loans	98	13	0	0	0
Imports Financing	1,434	3,517	1,799	1,638	4,205
Other	39,366	19,655	20,623	29,706	11,454
Outflows	(60,339)	(55,363)	(75,452)	(55,893)	(29,319)
Direct Investment	(8,280)	(6,407)	(4,435)	(5,870)	(2,320)
Abroad	(2,438)	(2,375)	(2,731)	(2,526)	(1,360)
In reporting economy	(5,842)	(4,032)	(1,704)	(3,344)	(960)
Public Debt (long-term)	(3,231)	(5,145)	(10,304)	(7,017)	(6,684)
Bonds	(1)	(1,001)	(2,802)	(2)	(1,540)
Loans	(3,230)	(4,144)	(7,502)	(7,015)	(5,144)
Private Debt (long-term)	(21)	(81)	(131)	(52)	(47)
Bonds	0	0	0	0	0
Loans	(21)	(81)	(131)	(52)	(47)
Imports Financing	(1,595)	(1,434)	(5,367)	(2,857)	(1,130)
Other	(47,212)	(42,296)	(55,215)	(40,097)	(19,138)
Net Errors and Omissions	(3,223)	(2,955)	(3,644)	(3,183)	(2,993)
Overall Balance	(10,262)	(8,060)	(4,032)	(996)	(3,305)
Change in Reserves (Increase)(1)	10,262	8,060	4,032	996	3,305
Assets	10,799	7,939	4,012	846	3,480
Banco Central(2)	10,801	7,941	3,183	846	3,480
BANDES	0	0	0	0	0
Stabilization Fund	(2)	(2)	829	0	0
Obligations	(537)	121	20	150	(175)
Banco Central(1)	(537)	121	20	150	(175)

(*)	January to September 2013.
(1)	Figures without parentheses indicate a diminution of the assets or increase of the corresponding liabilities. Figures within parentheses indicate an increase of the assets or diminution of the corresponding liabilities.
(2)	Excludes changes in valuation.

Source: Banco Central.

International Reserves

Gross international reserves at Banco Central decreased by U.S.$7.3 billion between December 31, 2008 and December 31, 2009, totaling U.S.$35.0 billion at year-end 2009. The 17.3% decrease in gross international reserves was primarily due to a reduction in export revenues and a continued increase in foreign assets by private agents. At December 31, 2009, international monetary assets stood at U.S.$36.1 billion, liquid operating reserves at Banco Central totaled U.S.$17.7 billion and net international reserves (excluding funds in the Stabilization Fund) totaled U.S.$34.8 billion. As of the same date, the balance in the Stabilization Fund was U.S.$830 million.

At December 31, 2010, total liquid operating reserves at Banco Central were U.S.$9.2 billion, a 48.0% decrease from 2009. The decrease in the liquid operating reserves was due to the contributions made by Banco Central to FONDEN and a decrease in the volume of U.S. dollars sold by PDVSA to Banco Central. At December 31, 2011, Banco Central’s gross international reserves totaled U.S.$29.9 billion, representing an increase of U.S.$389 million since December 31, 2010. In addition, funds in the Stabilization Fund totaled U.S.$3.0 million. At December 31, 2011, total international monetary assets totaled U.S.$29.9 billion, liquid operating reserves at Banco Central totaled U.S.$6.0 billion and net international reserves (excluding funds in the Stabilization Fund) at Banco Central totaled U.S.$29.5 billion. Total net liquid operating reserves at Banco Central totaled U.S.$5.6 billion.

In August 2012, Banco Central changed the method for appraising Venezuelan gold in an effort to curtail the fluctuations of the market. Previously, the appraisal was based on the average recorded by the London gold market in a two-month term basis. Under the new appraisal method, the appraisal will be based on the average recorded by the London gold market on a six-month term basis.

Banco Central’s gross international reserves at the end of 2012 totaled U.S.$29.9 billion. In addition, funds in the Stabilization Fund totaled U.S.$3.0 million, liquid operating reserves at Banco Central totaled U.S.$6.0 billion and net international reserves (excluding funds in the Stabilization Fund) at Banco Central totaled U.S.$29.4 billion. At December 31, 2013, Banco Central’s gross international reserves totaled U.S.$21.4 billion. At September 30, 2013, international monetary assets totaled U.S.$23.0 billion, liquid operating reserves at Banco Central totaled U.S.$2.3 billion and net international reserves (excluding funds in the Stabilization Fund) at Banco Central totaled U.S.$22.7 billion and the Stabilization Fund totaled U.S.$3 million.

The following table sets out a breakdown of the international monetary assets of Venezuela for the periods indicated:

	Year Ended December 31,
	2009	2010	2011	2012	2013(1)
	(in millions of U.S. dollars)
Gross International Reserves at Banco Central	$35,000	$29,500	$29,889	$29,887	$23,044
Gold(2)	13,297	16,363	19,959	19,987	16,265
Special Drawing Rights	3,511	3,449	3,438	3,441	3,435
IMF Position(3)	505	496	494	495	494
Other(4)	405	418	424	508	513
Total Liquid Operating Reserves at Banco Central	17,282	8,774	5,574	5,456	2,337
Reserves Liabilities of Banco Central	(241)	(361)	(381)	(531)	(356)
Net Liquid Operating Reserves at Banco Central	17,041	8,413	5,193	4,925	1,981
Net International Reserves at Banco Central	34,759	29,139	29,508	29,356	22,688
Stabilization Fund(5)	830	832	3	3	3
Other International Monetary Assets(6)	351	41	72	0	0
International Monetary Assets(7)	36,181	30,373	29,964	29,890	23,047

(1)	January-September 2013
(2)	Figures are valued at the market price for gold at the relevant dates and reflect methodological arrangements in the accounting treatment for gold-swap operations.
(3)	Includes net IMF Position.
(4)	Includes the Latin American Reserve Fund (FLAR) and Caribbean Development Bank (BDC).
(5)	Includes the Stabilization Fund portfolio managed by Banco Central.
(6)	Includes PDVSA rotatory fund.
(7)	Includes all monetary or similar assets denominated in units of exchange other than bolivares owned or controlled by the Republic, Banco Central and other public sector entities.

Source: Banco Central.

Banco Central Transfers

In July 2005, the National Assembly approved an amendment to the Banco Central Law that was originally enacted on October 3, 2001. The purpose of the Banco Central Law of 2005 was to coordinate the regulations and activities of Banco Central with the provisions of the Constitution and thus to promote economic development in a more cohesive manner. See “Bolivarian Republic of Venezuela—Economic Policy and Legislation—Stabilization Fund.” The law enables PDVSA to maintain its oil and gas export proceeds in offshore accounts in amounts sufficient to cover its foreign currency-denominated investments and expenses. The balance of such proceeds, net of applicable corporate income tax, dividends and royalties, was required to be contributed by PDVSA to FONDEN.

In April 2011, then President Chávez issued by law-decree the Oil Windfall Profits Tax Law, which repealed the provisions of the Banco Central Law governing PDVSA’s contributions to FONDEN. The Oil Windfall Profits Tax Law provides that the revenue from this tax be deposited directly into FONDEN and used to finance the Missions as well as infrastructure, road, health, education, communication, agriculture and food projects, among others.

In 2013, the Oil Windfall Profits Tax Law was amended to stipulate that extraordinary prices arise when the monthly average of international quotations of the price of the Venezuelan liquid hydrocarbons is higher than the price set in the Budget Law for the respective fiscal year, but equal to or lower than U.S.$80 per barrel; and exorbitant prices arise when the monthly average of international quotation of the Venezuelan liquid hydrocarbons price is higher than U.S.$80 per barrel. Concerning the extraordinary price share, when the monthly average of international quotations of the price of the Venezuelan liquid hydrocarbons is higher than the price established in the Budget Law of the respective fiscal year, but equal to or lower than U.S.$80 per barrel, a share of 20% will be applied on the difference between both prices.

In relation to the exorbitant price share, the Law provides the following tranches:

•	when exorbitant prices are higher than U.S.$80 per barrel, but lower than U.S.$100 per barrel, a share of 80% of the total amount of the difference between the two prices will be applied;

•	when exorbitant prices are equal to or higher than U.S.$100 per barrel, but lower than U.S.$110 per barrel, a share of 90% of the total amount of the difference between the two prices will be applied;

•	when exorbitant prices are equal to or higher than U.S.$110 per barrel, a share of 95% of the total amount of the difference between the two prices will be applied.

Employment and Labor

Labor Policies

The composition of the labor force in Venezuela has undergone substantial changes during the last 50 years. The most significant change has been a shift in employment from the primary sector, principally consisting of agricultural activities and petroleum and mining exploration and extraction, to the tertiary sector, principally consisting of services, finance, transportation, communications and Government employment.

According to INE, as of December 31, 2013, approximately 37.9% of the Venezuelan labor force was engaged in the informal sector of the economy. The informal sector is comprised of domestic workers, self-employed owners, laborers and non-paid family laborers.

Under the Plan de la Patria, the Government contemplates the integration of the informal sector into the economy. The Government intends to make technological and financial assistance available to informal sector participants on terms equivalent to those being offered to small- and medium-sized companies in the formal sectors of the economy. The Plan de la Patria contemplates the implementation of programs to improve the skill level of the Venezuelan labor force and to promote an efficient labor market that would allow optimal mobility for Venezuelan workers. The Government also seeks to promote the improvement of wage levels throughout the productive sectors of Venezuela’s economy consistent with its desire to minimize the inflationary effects or expectations that could result from wage increases.

In 2010, the Government implemented a new management model in the companies controlled by CVG and other companies in the basic industries sector, such as the state-owned steel company Sidor. Such management model is named “workers’ control” (“control obrero”), in which all workers can express their opinions and vote in order to take decisions.

Private companies in Venezuela are being asked to introduce “co-management” among workers and boards of directors as the preferred model of corporate governance, as part of Maduro administration initiatives. Under this initiative, companies are invited to adopt the model and have a minimum of 20% worker representation on their governing boards in order to receive new loans from state banks.

In May 2012, a reform to the Labor Law was enacted in an effort to provide job stability and increase worker benefits. The main provision of the reform established a retroactive calculation of severance compensation since 1997 for current workers who have remained active since June 19, 1997. Under the reform, all unjust dismissals of workers are prohibited. If employers wish to dismiss an employee, they must now approach the court in order to determine whether or not there is a legal basis for that dismissal. The reform also establishes that all workers in Venezuela are entitled to a pension after retirement, generally age 55 for women and 60 for men, regardless of whether they were engaged in formal or informal employment. The reform mandates reduced working hours, eliminating outsourcing and increasing compensation for working on holidays. The number of working hours during the week was reduced from 44 to 40 and employees are now entitled to a mandatory 48 hour rest period each week.

Labor Force

As the labor force of Venezuela has grown in recent years, there have been numerous efforts to absorb the increasing number of workers in Venezuela, particularly persons migrating from rural to urban areas. Beginning in 2003, social Missions have led to significant improvements in the training and education of manufacturing and agricultural workers.

At the end of 2009, the labor force totaled approximately 13.0 million and the rate of unemployment increased to 8.1% at year-end 2009, primarily due to the impact of the global economic crisis on the Venezuelan economy. At the end of 2010, the labor force totaled approximately 13.2 million. The rate of unemployment increased to 8.5% at year-end 2010, primarily due to the slow growth in labor demand since the national economy is still recovering. At the end of 2011, the labor force totaled approximately 13.4 million. The rate of unemployment decreased to 7.8% at year-end 2011. At the end of 2012, the labor force totaled approximately 13.6 million. The rate of unemployment decreased to 7.4% at year-end 2012, primarily due to the growth of the national economy. At the end of 2013, the labor force totaled approximately 14 million. The rate of unemployment increased to 7.5% at year-end 2013.

The following table sets forth employment activity by sector for the periods indicated:

	Year Ended December 31,
	2009		2010		2011		2012		2013
Labor Force:
Employed	12,116,233	92.7%	12,129,475	91.9%	12,388,204	92.7%	12,570,783	92.6%	12,948,068	92.5%
Unemployed	960,233	7.3%	1,036,664	8.5%	1,054,485	7.8%	1,006,400	7.4%	1,046,663	7.50%
Total	13,076,466	100.0%	13,193,139	100.0%	13,442,689	100.0%	13,577,183	100.0%	13,994,731	100.0%
By Sector:
Petroleum and Mining	105,549	0.9	129,568	1.1	133,450	1.1	159,770	1.3%	167,615	1.3%
Agriculture, Fishing and Hunting	1,056,131	8.7	961,591	7.9	980,400	7.9	962,909	7.7%	961,749	7.4%
Manufacturing	1,410,686	11.6	1,399,008	11.5	1,398,923	11.3	1,355,083	10.8%	1,461,933	11.3%
Water, Electricity and Gas	58,480	0.5	52,533	0.4	57,506	0.5	60,427	0.5%	56,125	0.4%
Construction	1,106,823	9.1	1,097,733	9.1	1,117,714	9.0	1,085,504	8.6%	1,068,963	8.3%
Commerce, Restaurant and Hotels	2,936,197	24.2	2,895,082	23.9	2,962,237	23.9	3,080,127	24.5%	3,171,831	24.5%
Transportation, Storage and Communications	1,031,967	8.5	1,126,307	9.3	1,147,963	9.3	1,135,457	9.0%	1,201,705	9.3%
Financial Institutions, Insurance and Real Estate	641,288	5.3	644,426	5.3	688,797	5.6	697,278	5.5%	756,012	5.8%
Community, Social and Personal Services	3,732,302	30.8	3,778,253	31.1	3,868,307	31.2	3,992,559	31.8%	4,070,904	31.4%
Others	36,810	0.1	44,974	0.4	32,907	0.2	41,669	0.3%	31,231	0.2%

Total	12,116,233	100.0%	12,129,475	100.0%	12,388,204	100.0%	12,570,783	100.0%	1,294,806	100.0%

Source: INE.

Labor Regulations and Labor Liabilities

The Ley Orgánica del Trabajo, or the Organic Labor Law, sets forth minimum standards for employee benefits and working conditions, such as a minimum wage, a maximum number of working hours, mandatory holidays and vacations, minimum retirement, severance compensation and health and safety regulations. The Organic Labor Law applies to private sector workers and to most public sector employees. The Law of Administrative Careers also regulates the rights of other public employees, technicians and professionals. Public sector wages are set by decree, in accordance with the labor laws and the Law of Collective Contracting of the Public Sector. Subject to minimum wage limitations set by the Government, private sector wages are competitive or set through collective bargaining contracts.

In June 1997, the Government reformed the Organic Labor Law. The reform implemented a tripartite agreement reached among the Government, employees represented by unions and their employers. The most significant reform was the elimination of the retroactive calculation of mandatory severance compensation for years of service. Previously, employers had been required to pay severance compensation for years of service calculated retroactively, based on an employee’s salary at the time of termination of the labor relationship, regardless of any changes in the salary over the course of the employment. The law required that severance pay accumulated through December 1996, referred to as the “Labor Liabilities”, be paid out within five years to both public and private employees. After December 1996, employers have been required to calculate severance compensation monthly, based on wages earned at that time, and deposit the amount in an account of the employee. The amounts deposited earn interest tax-free, which interest may be withdrawn by employees on a yearly basis. The account must accumulate during the entire period of employment and at the end of employment the employee can withdraw the entire amount. Under defined circumstances, the employee may withdraw portions of the principal in the account before the end of employment.

Since 1998, the Government has maintained a continuous effort to honor past Labor Liabilities. At December 31, 2009, the estimated total amount of the Government’s Labor Liabilities was calculated to be approximately U.S.$8.8 billion (Bs.19.1 billion). At May 31, 2011, the estimated total amount of Government’s Labor Liabilities was calculated to be approximately U.S.$5.7 billion (Bs.24.5 billion). At August 31, 2012, the estimated total amount of the Government’s Labor Liabilities was calculated to be approximately U.S.$18.0 billion (Bs.77.4 billion). At August 31, 2013, the estimated total amount of the Government’s Labor Liabilities was calculated to be approximately U.S.$6.5 billion (Bs.40.9 billion.)

The Government has amended the 1997 labor law to provide for the payment of Labor Liabilities owed to public sector employees over a period of five years, together with interest, at a prescribed rate commencing in 1998. The Government has created a presidential commission to quantify and oversee the processing of the Labor Liabilities with respect to employees of the Central Government.

On March 31, 2012, the Republic, through a law decree having the effect of an organic law, created the National Savings Fund for the Working Class (Fondo de Ahorro Nacional de la Clase Obrera or “FANCO”) and the Popular Savings Fund (Fondo de Ahorro Popular or “FAP”). The obligations of the funds are fully guaranteed by the Republic. The Funds were created as state enterprises under the Ministry of Finance.

FANCO was created in order to issue and service financial and investment instruments as well as to manage other resources to assist in the payment of Labor Liabilities. The decree creating FANCO states that FANCO will issue securities known as Petro-Orinoco bonds as well as real estate securities (títulos inmobiliarios) to serve as payment instruments for Labor Liabilities. The conditions of FANCO’s payments during 2012 were as follows: (i) the individual nominal amount of the Petro-Orinoco corresponded to the debt and social labor liabilities of each of the benefited workers; (ii) the interest rate of the instrument is variable and reviewable every 180 days; and (iii) the reference rate to determine the interest rate is the social security interest rate published by Banco Central the previous month to the beginning of the period of the coupon payment plus a spread of 260 basis points.

The income of FANCO will consist of:

•	allocations under the Republic’s yearly budget;

•	dividends derived from the shares of PDVSA Social, S.A., which was created under the same Decree to support and contribute to FANCO. PDVSA Social, S.A. is entitled to a 4% participation in the ownership interests of PDVSA and its affiliate companies in the Mixed Companies created under the Organic Law of Hydrocarbons;

•	amounts derived from an additional 2.22% royalty from the joint ventures pursuant to the Organic Law of Hydrocarbons;

•	amounts derived from the 3.33% of the value of liquid hydrocarbons extracted in any oil field, to be paid by the joint venture under the extraction tax pursuant to the Organic Law of Hydrocarbons;

•	investment income from the management of the assets of FANCO;

•	inflows from public credit operations; and

•	other income as determined by the executive branch.

In August 2012, the first U.S.$206.0 million (Bs.886.0 million) of Petro-Orinoco bonds were issued to approximately five thousand current and former employees. Each such Petro-Orinoco bond is denominated in bolívares and equivalent to Bs.1,000 and has an interest rate of 18% that will be paid on a quarterly basis. Government workers receiving the bonds have the option of collecting the interest on a quarterly basis, selling them to Banco de Venezuela at any time after August 23, 2012 or trading them on the Bicentennial Stock Exchange at any time after the first anniversary of their issuance. FANCO contributed to a trust managed by Banco de Venezuela an amount equal to the face value of the first issuance of the Petro-Orinoco bonds which can be collected by the bondholders. As of December 31, 2012, the estimated total amount of Labor Liabilities satisfied during the year through FANCO was U.S.$1.1 billion (Bs.4.746.8 million), to 18,578 people. As of December 31, 2013, Labor Liabilities satisfied during the year through FANCO to 15,247 people was U.S.$455 million (Bs.2.865.3 million).

The FAP was created in order to promote national savings through investment mechanisms. The fund will include the participation of various workers’ saving funds, companies and of the general public. The FAP is also allowed to issue securities and to invest in projects related to the national productive sector.

The income of the FAP consists of:

•	allocations under the Republic’s yearly budget;

•	dividends derived from PDVSA’s joint ventures pursuant to the Organic Law of Hydrocarbons;

•	dividends derived from the FAP’s participation in hydrocarbon companies;

•	investment income from the management of the assets of the FAP;

•	inflows from public credit operations; and

•	other income as determined by the executive branch.

The FAP bonds are issuable in Bolívares or foreign currency and can be sold after two years. To date, the FAP has not issued any securities.

In April 2007, the Government extended a firing freeze for private and public sector workers governed by the Organic Labor Law, effective through December 31, 2007. Under the decree, workers may not be fired, demoted or transferred without just cause. The firing freeze has been successively extended and the current firing freeze for all public and private sectors workers runs through December 31, 2014.

Minimum Wages

The Government sets the minimum salary for all public and private sector employees, which it adjusts as necessary to take into account changes in inflation and costs of living. The minimum wage has gradually increased over the years. In setting and adjusting minimum wages, the Government has attempted to address losses of purchasing power by the poorer segments of the Venezuelan labor force without creating an inflationary cycle. In January 2014, the monthly minimum wage for all public and private sector employees was increased by 10% to Bs.3,270.0 (U.S.$519.04). On May 1, 2014, the monthly minimum wage increased an additional 30% to Bs.4,251.4 (U.S.$674).

Reforms to the Social Security Laws

The Organic Law of Social Security took effect on December 30, 2002. This law sets forth substantial reforms to the national social security system. The services covered by the social security system are divided among three types of services: Health Services, Social Services and Housing Services. The responsibility of managing and administrating these services will be shared among the National

Health System, the National Housing Bank, the National Geriatric and Gerontology Institute, the National Pension Institute, the National Employment Institute, the National Labor Health Institute and the Worker’s Training and Recreation Institute, which will each be in charge of their respective social services.

Under the terms of the Organic Law of Social Security, both workers and employers contribute to a collective social security system managed by the Government. Under the social security system, workers in the informal sector of the economy are able voluntarily to join the social security system and make the contributions necessary to enable them to receive a future retirement pension, with a subsidy by the Government of a certain percentage of their contributions. Along with contributions from employees, employers and the Government, the social security system is also financed by several other sources, including income from investments made with social security funds. The law created a Social Security System treasury with its own assets, distinct and independent from the National Treasury. This treasury’s main responsibilities include collecting, investing and distributing social security funds (which are exempt from all taxes).

On April 30, 2010, then President Chávez issued a temporary Executive Decree No. 7401 that was in force until December 31, 2010. Under the Decree, all women 55 and older and men 60 and older who were not working and who previously made contributions to the social security system, but not enough to enable them to receive a retirement pension under the terms of the Organic Law of Social Security, could apply to receive a retirement pension. Participants that were not previously unqualified were still required to make the payments to become eligible, but were able to do so in installments until May 1, 2012. In the meantime, the Government assumed the responsibility of making these contributions.

On April 30, 2012, former President Chávez issued a reform of the Social Security Law and its regulatory framework. Under the reform, self-employed citizens now have the ability to contribute to the social security system in order to become eligible to receive social security benefits.

Labor Unions

Venezuela has numerous labor unions. Unión Nacional de Trabajadores de Venezuela (“UNT”) and Confederación de Trabajadores de Venezuela (“CTV”) are among the largest labor unions in Venezuela. From 2007 to 2009, there was an increase in the number of labor unions, due in part to the nationalizations of the various sectors of the Venezuelan economy. In 2009, there were 6,000 registered labor unions as compared to 1,200 in 1998. In 2013, as informed by the Ministry of Popular Power for Labor and Social Security in its Report and Accounts presented to the National Assembly in March 2014, the number of labor unions increased by 103. Between 1986 and 1999 the Republic had an increase of 4,198 labor unions, in contrast with the Republic’s increase of 6,086 labor unions during the previous 13 years, reflecting the Government’s commitment to freedom of association.

Unions engage in collective bargaining primarily involving the negotiation of contracts on an industry-wide basis. Strikes and lockouts are permitted, but conciliation procedures must be observed prior to calling a strike or lockout.

Pursuant to the 2012 reform of the Labor Law, labor unions must be registered with the National Registry of Union Organizations (Registro Nacional de Organizaciones Sindicales).

Poverty and Income Distribution; Education

Poverty and Income Distribution

The Government differentiates between extremely poor, poor and non-poor households based on census survey examinations with respect to qualitative factors such as access to electricity and potable water and the number of persons per dwelling unit. INE defines “extremely poor” as individuals who lack sufficient resources to obtain a subsistence-level basket of foodstuffs and “poor” as individuals who have resources sufficient to obtain two times a subsistence-level basket of foodstuffs.

The following table provides statistics comparing the number and percentage of extremely poor, poor and non-poor households in Venezuela for the indicated years:

	2009		2010		2011		2012		2013
	Total	%	Total	%	Total	%	Total	%	Total	%
Households:
Non-Poor	4,836,736	73.3%	4,959,361	73.1%	5,049,544	73.3	5,512,180	78.8%	5,049,392	72.7%
Poor
Extremely Poor	495,863	7.5	467,726	6.9	482,636	7.0	442,965	6.0%	612,051	8.8%
Non-Extremely Poor	1,264,449	19.2	1,360,303	20.0	1,353,591	19.7	1,060,299	15.2%	1,287,539	18.5%

Total	1,760,312	26.7	1,828,029	26.9	1,836,227	26.7	1,483,264	21.2%	1,899,590	27.3%
All Households	6,597,048	100%	6,787,390	100%	6,685,771	100%	6,995,444	100%	6,948,982	100%

Population:
Non-Poor	18,843,689	68.2%	18,916,483	67.5%	19,408,077	68.1%	21,649,296	74.6%	19,415,005	67.9%
Poor
Extremely Poor	2,443,293	8.8	2,422,355	8.6	2,450,621	8.6	2,053,928	7.1%	2,791,292	9.8%
Non-Extremely Poor	6,349,166	23.0	6,702,792	23.9	6,630,320	23.3	5,324,330	18.3%	6,382,850	22.3%

Total	8,792,459	31.8	9,125,147	32.5	9,080,941	31.9	7,378,258	25.4%	9,174,142	32.1%
Total Population	27,636,148	100.0%	28,041,630	100%	28,489,018	100%	29,027,554	100%	28,589,147	100.0%

Source: INE.

The percentage of poor and extremely poor among the Venezuelan population increased from 31.8% in 2009 to 32.1% in 2013. In addition to stimulating real growth in the economy and increasing job opportunities, the Government aims to emphasize the primary education system to improve educational and technological skills among the future Venezuelan workforce, decentralize health and education support systems and reform social security and pension systems.

The following table compares statistics for the distribution of income or consumption in Venezuela and other Latin American countries:

	Venezuela(1)	Brazil(1)	Chile(1)	Colombia(1)	Mexico(1)	Peru(1)
Survey Year(2)	2006	2006	2006	2006	2006	2006
National Gini Index	44.8	56.8	51.8	58.7	48.1	50.9

(1)	Rankings are based on per capita income.
(2)	Data refers to the most recent year available.

Source: The World Bank

Education and Other Sustainable Development Factors

According to the Human Development Index, referred to as the HDI, a measure used by the United Nations Development Program, or UNDP, Venezuela ranks 71st among the 187 countries in the world in the UNDP’s Human Development Report for 2013.

The HDI provides a composite measure of three dimensions of human development: living a long and healthy life (measured by life expectancy), being educated (measured by adult literacy and enrollment at the primary, secondary and tertiary level) and having a decent standard of living (measured by purchasing power parity, or PPP, and income). The HDI provides a broad prism for viewing human progress and the complex relationship between income and well-being. According to the UNDP’s Human Development Report for 2011, the HDI for Venezuela was 0.735 for the year ended December 31, 2011. In 2012, the HDI for Venezuela was 0.748 for the year ended December 31, 2012.

The following table summarizes the statistics for social factors related to the HDI in Venezuela and the other six largest economies in Latin America:

	HDI and Its Components	Education and Health	Multidimensional Poverty Index(1)
HDI Rank	Life Expectancy at birth	Adult literacy rate (% of ages 15 and older)	Population (% with access to an improved water source)	Population below income poverty line (%) PPP U.S.$1.25 a day(2)	National poverty line
	2013	2005-2012	2012[3]	2002-2012	2000-2012
41 Chile	80.0	98.6	99	1.4	15.1
49 Argentina	76.3	97.8	99	0.9	n.a.
71 Mexico	77.5	93.5	95	0.7	52.3
67 Venezuela	74.6	95.5	n.a.	6.6	34.8
82 Peru	74.8	89.6	87	4.9	25.8
79 Brazil	73.9	90.4	98	6.1	21.4
98 Colombia	74.0	93.6	91	8.2	32.7

(1)	Data refers to the most recent year available during the period specified.
(2)	Personal Purchasing Power used to measure the poverty line.
(3)	Access to an improved water source refers to the percentage of the population using an improved drinking water source. The improved drinking water source includes piped water on premises (piped household water connection located inside the user’s dwelling, plot or yard), and other improved drinking water sources (public taps or standpipes, tube wells or boreholes, protected dug wells, protected springs, and rainwater collection).

n.a.: Not available.

Source: The World Bank and UNDP, Human Development Report, 2014 (statistics for the largest seven economies of Latin America)

While the extremely poor in Venezuela face severe challenges due to a lack of access to basic necessities, some positive signs of sustainable development are present. The adult literacy rate was 95.5% between 2005-2010. Venezuela is ranked in the category of “high human development” in terms of overall profile and HDI trends, South-North gaps, child survival, health, food security, education imbalances, communications, social investment and natural resource usage.

PRINCIPAL SECTORS OF THE VENEZUELAN ECONOMY

Petroleum and Natural Gas

General

The petroleum sector has been the cornerstone of the Venezuelan economy for the past 50 years. It represents the principal source of revenues, foreign exchange earnings and stimulus for economic, industrial and social change. Venezuela is a member of OPEC and is the world’s eleventh-largest oil producer. According to BP Statistical Review of World Energy 2014, Venezuela has the largest proven oil reserves in the world, the eighth-largest proven natural gas reserves in the world and the largest proven reserves of both oil and natural gas in Latin America. Venezuela is the fifth-largest oil exporter to the United States. From 2009 through 2013, petroleum crude and products accounted for an average of approximately 95% of Venezuela’s total exports. During the same period, petroleum sector revenues accounted for an average of approximately 41.2% of Venezuela’s total Central Government revenues and petroleum sector activities accounted for an average of approximately 11.3% of GDP. In 2013, petroleum activities accounted for approximately 10.8% of GDP, compared to approximately 10.9% in 2012.

Hydrocarbons Law

On November 13, 2001, under the enabling law authorized by the National Assembly, then President Chávez enacted the Hydrocarbons Law, which came into effect in January 2002 and replaced the Hydrocarbons Law of 1943 and the Nationalization Law of 1975. Among other matters, the new Hydrocarbons Law, as amended, provides that all oil production and distribution activities are the domain of the Venezuelan state. Every activity relating to the exploration and exploitation of hydrocarbons and their derivatives is reserved to the Government, which may undertake such activities directly or through instrumentalities controlled by Venezuela through an equity participation of more than 50%.

Under the Hydrocarbons Law of 2001, the Republic is responsible for performing industrial and commercial activities reserved for the Government, such as the separation, purification and transformation of natural hydrocarbons and byproducts. In certain instances, the Republic may perform the reserved activities through companies owned exclusively by the Republic or through related Mixed Companies in which the Government owns a high percentage of shares.

The Hydrocarbons Law of 2001 decreased the income tax rate for oil exploration and production activities from 67.7% to 50% and to 34% for downstream activities. It increased the extraction royalty rate from 16.7% to 30%, which royalties are deductible for purposes of calculating income tax.

The Hydrocarbons Law of 2001 also modified other taxes with respect to hydrocarbons. Under the surface area tax, every square kilometer or fraction thereof which has been granted for exploration but which has not been used for that purpose will be taxed 100 tributary units per year. This tax was increased by 2% every year through 2007 and then 5% annually thereafter. The Hydrocarbons Law of 2001 provides for a tax on developer consumption of 10% of the retail price on each cubic meter of petroleum products produced and used by the developer to fuel its own operations. The law also imposes a tax of 30% to 50% of the retail price on each liter of petroleum product sold in the Venezuelan domestic market. This tax on retail purchases is levied annually by the National Assembly in the Budget Law and is to be paid monthly to the National Treasury.

In May 2006, the Hydrocarbons Law was partially amended to, among other matters, create an extraction tax imposed at a fixed rate of one-third the value of all liquid hydrocarbons extracted from any well, calculated on the same basis as the Hydrocarbons Law provides for calculating royalties, and an export registration tax of 1/1,000 of the value of all hydrocarbons exported from any port in Venezuela, calculated on the sales price of such hydrocarbons. Mixed Companies are subject to a special advantage tax that consists of (a) a 3.33% royalty payment on the volumes of hydrocarbons extracted in areas designated by PDVSA and (b) the difference, if any, between (i) 50% of the value of hydrocarbons extracted in those areas, and (ii) the taxes already paid to the Republic for those hydrocarbons extracted.

In February 2007, then President Chávez issued a law-decree pursuant to which existing Orinoco Belt projects, namely Petrozuata, Sincor, Cerro Negro and Hamaca, were required to be converted into Mixed Companies in which CVP or another PDVSA subsidiary holds an equity interest of at least 60% in accordance with the Hydrocarbons Law. Pursuant to this law decree, operators of the Orinoco Belt project became Mixed Companies, with PDVSA the majority owner of the operations.

As a result of the implementation of this law-decree, certain of the prior partners of the Orinico Belt projects commenced several litigation and arbitration proceedings against the Republic and PDVSA. For more information regarding developments and awards regarding these disputes, refer to “—Disputes Concerning the Oil Industry” below.

Petróleos de Venezuela, S.A.

Petróleos de Venezuela, S.A.

To manage the assets acquired by the nationalization of the domestic oil industry, the Government decided to create PDVSA in 1975 by giving the Republic the sole ownership of the company. PDVSA’s charter documents provide that the President of Venezuela designates the members of PDVSA’s board of directors by executive decree. PDVSA is the holding company for a group of oil and gas companies. PDVSA is the fifth largest vertically integrated oil company in the world with daily crude oil production of 2,899 thousand barrels per day (“bpd”) as of December 31, 2013, as measured by a combination of operational data, including volume of reserves, production, refining and sales, based on information published in November 2013 by Petroleum Intelligence Weekly, a trade publication. PDVSA carries out the exploration, development and production (“upstream”) operations in Venezuela and the sales, marketing, refining, transportation, infrastructure, storage and shipping (“downstream”) operations in Venezuela, the Caribbean, North America, South America, Europe and Asia. Through PDV Holding, a wholly owned subsidiary, PDVSA indirectly owns 100% of CITGO Petroleum Corporation (“CITGO”), a refiner and marketer of transportation fuels, petrochemicals and other industrial oil-based products in the United States. PDVSA plans to invest intensively in upstream and downstream projects in Venezuela and abroad in order to satisfy the current and expected global increase in energy demands.

As part of the general evaluation of its international assets, PDVSA has given consideration to the possible sale of CITGO. On September 24, 2014 President Maduro stated that Venezuela has no intention to sell CITGO.

All hydrocarbon reserves in Venezuela are owned by Venezuela and not by PDVSA. Under the Ley Orgánica de Hidrocarburos de 2001 (Organic Hydrocarbons Law), as amended, every activity relating to the exploration and exploitation of hydrocarbons and their derivatives is reserved to the Government of Venezuela, which may undertake such activities directly or through entities controlled by Venezuela through an equity participation of more than 50%. At the current production rate of crude oil and gas, Venezuela has proved hydrocarbon reserves of crude oil for the next 282 years for oil and 117 years for gas.

PDVSA mainly sells crude oil to the United States, Canada, the Caribbean, Africa, Europe, South America and Asia. In addition, PDVSA refines crude oil, with a refining capacity of approximately 2.8 million bpd and other feedstock in Venezuela and abroad into a number of products, including gasoline, diesel, fuel oil and jet fuel, petrochemicals and industrial products, lubricants and waxes, and asphalt. PDVSA is also engaged in the exploration and production of gas from off-shore sources with a production of 9.8 thousand barrel-of-oil equivalent, or mboe, per day as of December 31, 2013.

Since its inception in 1975, PDVSA has been operating as a state-owned commercial entity vested with commercial and financial autonomy. PDVSA is regulated by the Ministry of Popular Power for Petroleum and Mining (“MPPPM”) and is entitled to retain an amount in foreign currency denomination in order to meet its foreign currency-denominated investments and expenses. From 2005 to April 2011, the remaining balance of such proceeds, net of all applicable corporate income taxes, dividends and royalties, was required to be transferred to FONDEN to be used for social, educational, health care, liability management and special and strategic purposes. In April 2011, the Oil Windfall Profits Tax came into force, superseding the former dispositions of the Banco Central Law governing PDVSA’s contributions to FONDEN. For more information, see “The Bolivarian Republic of Venezuela—International Reserves—Banco Central Transfers”.

PDVSA, the most important contributor to Venezuela’s GDP, exports and fiscal revenues, is responsible for coordinating most aspects of the petroleum industry, including administration, planning, operations, domestic and foreign marketing and capital investment. From 1978 through January 2006, PDVSA was responsible for the petrochemical sector, but this is now the responsibility of MPPPM. Since 1985, PDVSA has also been responsible for the development of coal resources located in western Venezuela, although in 2004 substantial responsibilities in this regard were transferred to Carbozulia, a fund for both regional development and for the development of Venezuela’s bitumen resources. Through its subsidiaries, PDVSA supervises, controls and develops the petroleum, gas and coal industries in Venezuela.

MPPPM oversees all activities with respect to hydrocarbons and determines overall policies concerning rates of production, new investments and resource conservation. In addition, MPPPM is the chair of PDVSA’s General Shareholders’ Assembly, which sets PDVSA’s general policy.

In March 2004, PDVSA modified its organization structure in order to (1) enhance internal control of its operations, (2) improve its corporate governance, (3) align its operating structure with the long-term strategies of its shareholder and (4) adhere to the Hydrocarbons Law with respect to the separation of different national oil industry activities. In September 2008, the Government appointed a new board of directors for PDVSA, comprised of the President, two Vice-Presidents, six internal directors and two external directors. At that time, PDVSA’s new board of directors was sworn in and Rafael Ramírez was ratified as president of PDVSA. In May 2011, the Government appointed a new board of directors of PDVSA, which replaced the one designated in 2008. The new board is comprised of the President, two Vice-Presidents, five internal directors and three external directors. On September 2, 2014, President Maduro appointed Eulogio Del Pino as the new president of PDVSA.

PDVSA is structured into vertically-integrated geographic divisions to manage its upstream operations, including exploration, production and upgrading, which are located only in Venezuela. These divisions are referred to as the Eastern Division, the Western Division and the Orinoco Oil Belt Division and are managed by the Vice Presidency of Exploration and Production. PDVSA’s downstream operations are located in certain regions in Venezuela, the Caribbean, North America, South America, Europe and Asia.

PDVSA’s business strategy is to pursue the development of Venezuela’s hydrocarbon resources with the support of both national and foreign private capital, to maximize the value of oil and gas, and to ensure its financial strength and stability. PDVSA’s Oil Opening Plan (Plan Siembra Petrolera) was updated in 2011, focusing on the impact of the global financial crisis on economic growth and global oil demand. The plan is fundamentally based on the guidelines established by the shareholder, which are as follows:

•	improving the labor relations by allowing the participation of all workers in developing guidelines, policies and strategies of oil development plans of PDVSA;

•	improving business operations with efficient scientific practices, techniques and management;

•	improving safety, hygiene, environmental protection and remediation for the fair use and exploitation of hydrocarbons;

•	continuing the transformation process of becoming a state company with social values;

•	diversifying its technology by developing it within PDVSA and ensuring complete technology transfers by implementing a comprehensive industrialization policy;

•	continuing to develop activities, programs and projects necessary to minimize the environmental impact of operations;

•	ensuring self-sufficiency in energy supply for the Petroleum Industry.

PDVSA’s Plan Siembra Petrolera outlines the development of production and refining projects totaling U.S.$302 billion in Venezuela, the Caribbean, Latin America and Asia during its initial stage between 2014 and 2019. Such expenditures are subject to the availability of cash from PDVSA’s operations, obtaining financing on reasonable terms and the favorable pricing of crude oil and gas. During the three-year period ended December 31, 2013, PDVSA invested U.S.$66.2 billion in development projects in such regions through cash on-hand and issuance of debt. During the year ended December 31, 2013, PDVSA invested U.S.$23.5 billion in such projects.

According to the Oil Opening Plan, PDVSA’s main objectives include achieving the following milestones by the year 2019: production capacity to 6.0 million bpd; refining capacity to 4.6 billion bpd; crude oil export volume to 5.6 billion bpd; and natural gas production to 11.947 billion cubic feet per day. The Oil Opening Plan also calls for the development of the Orinoco-Apure region to become a significant petrochemical region for the Republic.

Business Strategy

PDVSA’s business plan takes into account the impact of the global economic crisis on the global demand for oil and the expectations for global economic growth, as well as the projected supply of oil worldwide, the capabilities and challenges related to oil and gas production in Venezuela, and the consolidation of PDVSA’s non-oil businesses. The business plan is based on the following key initiatives established by the Government:

•	Exploration of Condensate and Light and Medium Crude Oil: PDVSA intends to focus primarily on areas that have been already explored and that are currently producing crude oil. All other exploration areas, both on-shore and off-shore, are open to third party participation in partnership with PDVSA, under the framework of the Organic Hydrocarbons Law and the Venezuelan Constitution.

•	Development of the Hugo Chávez Orinoco Oil Belt Magna Reserves: The Hugo Chávez Orinoco Oil Belt (Orinoco Oil Belt) area (55,314 km2) has been divided into 45 blocks for reserves quantification and certification of original oil on site purposes. There are approximately 1,338,477 million barrels of Original Oil in Place (“OOIP”) in the Orinoco Oil Belt. Of that amount, approximately 262,602 million barrels have been certified as recoverable reserves, based on a total recovery factor of 20%. PDVSA intends to participate actively in the development of these reserves.

•	Production Growth in Mature Areas and Off-Shore Condensates: PDVSA is investing in mature areas with a view to achieve a crude oil production capacity in these areas of 1.8 million bpd by 2019. The projected production in mature areas for the period leading up to 2019 includes the following: 1.2 million bpd from areas where PDVSA is the sole operator and 556 thousand bpd from joint ventures producing light, medium and heavy oil.

•	Expansion of Orinoco Oil Belt Production: PDVSA intends to obtain 4.1 million bpd from the expansion of PDVSA existing and future operations in the Orinoco Oil Belt. This growth represents an increase of 2.8 million bpd, which PDVSA plans to implement by developing PDVSA extra-heavy crude oil reserves, including new upgrading facilities and pipelines to terminals. The expected investment between 2013 and 2019 is $197,407 million. The expected total oil production capacity for 2019, including the expansion of the Orinoco Oil Belt, off-shore crudes and the mature areas, is 6 million bpd. The growth of oil production capacity is expected to occur through joint ventures in which PDVSA typically has a 60% stake and international oil companies have the remaining 40% stake.

•	Development of Major Projects in Refineries: PDVSA intends to expand its refinery capacity from approximately 2.8 million bpd in 2013 (1.3/1.5 million bpd Venezuela/Overseas capacity) to 3 million bpd by 2019 (1.8/1.24 million bpd Venezuela/Overseas capacity). PDVSA expects that the implementation of this initiative will allow it to increase its production of refined petroleum products and upgrade PDVSA’s product slate towards higher-margin products, as well as to improve the efficiency of PDVSA existing refining capacity. The focus of PDVSA´s refining capacity expansion will be the incorporation of heavier crude oil from the Orinoco Oil Belt expansion into the national refinery system. PDVSA currently has major upgrade projects in progress, including projects to increase the refining capacities of Puerto La Cruz and El Palito Refineries, as well as a project to upgrade the Paraguaná Refining Complex in order to increase the conversion of white oil products. In the future, PDVSA plans to develop two refining centers in Venezuela: Petrobicentenario and Batalla de Santa Inés. In addition, PDVSA intends to expand PDVSA’s refining capacities and develop new refineries in the Caribbean, Central and South America and Asia.

•	Development of the Gas Sector: PDVSA has plans to develop on-shore and off-shore gas reserves with third party participation under the framework of the Venezuelan Organic Law of Gaseous Hydrocarbons. PDVSA intends to expand its natural gas production from 7,395 million cfd in 2013 to 9,821 million cfd by 2019 (equivalent to 1.74 thousand bpd). In particular, PDVSA intends to focus on the development of the Delta Caribe, an initiative consisting of the Northeast Delta Caribbean Project and the Rafael Urdaneta Project in western off-shore Venezuela. These projects involve the development of gas reserves located north of Paria (the Mariscal Sucre Project), Gulf of Venezuela (Cardón IV/Rafael Urdaneta Project), Plataforma Deltana, the Gulf of Paria, Blanquilla, Guarapiche, Punta Pescador, and the Delta Centro area. With respect to northeast developments, PDVSA intends to link all blocks by a gas pipeline network to the future Güiria Hub, where an industrial complex, Gran Mariscal de Ayacucho, or CIGMA, is expected to be developed. For Gulf of Venezuela natural gas developments, PDVSA plans to connect the gas production blocks in the Peninsula de Paraguaná with the domestic gas transportation system.

•	Development of Infrastructure: PDVSA is implementing an infrastructure program focused on multiple projects with the aim of securing the development of crude oil and gas reserves. This program includes building approximately 15.5 million barrels of oil storage capacity, one liquid terminal in Araya, one solid terminal in Punta Cuchillo, the expansion of the existing liquid terminal in Jose, approximately 1,380 km in oil pipelines, four new distribution facilities, the expansion of existing gas pipelines, and 2,199 km in new gas pipelines.

•	Marketing of Crude and Products: PDVSA intends to continue supplying the local market and exporting crude oil, refined products and natural gas, including refineries and wholesalers in order to improve the margins, as well as renew and expand PDVSA’s tanker fleet. PDVSA´s subsidiary, PDV Marina, intends to increase its tanker capacity from its current 2,008 thousand dwt (dead weight tons) to 2,642 thousand dwt by 2019. PDVSA expects to increase the number of PDVSA tankers and transport capacity in order to match the expected increase in production and better distribute PDVSA crude oil and refined petroleum products. In addition, PDVSA is expanding and diversifying the marketing efforts in Latin America, the Caribbean and Asia, including China and India, with the goal of reaching total crude oil exports of 5.4 thousand bpd by 2019.

•	Early Production Strategy with Naphtha Strippers in the Orinoco Oil Belt: PDVSA has implemented an early production strategy in the Orinoco Oil Belt in order to start production before upgraders are built and operational. This strategy includes the construction of five Naphtha Strippers that will permit the movement of extra-heavy crude oil diluted with naphtha from the production fields to the port terminals and/or storage tanks where the strippers are to be located. The strippers will take out the naphtha diluted with the extra-heavy crude to allow the naphtha to be sent back to the production field for re-use as a transport diluent and to allow the extra-heavy crude oil to be blended with other light crudes in order to obtain a commercially viable crude product. The five Naphtha Strippers will have a total capacity of 1 million bpd and will require an investment of U.S.$3,000 million.

PDVSA and the Venezuelan Economy

PDVSA is the largest corporation in Venezuela. As of December 31, 2013, PDVSA’s total assets were U.S.$231.1 billion, compared to U.S.$218.4 billion at December 31, 2012. At December 31, 2013, PDVSA’s total liabilities were U.S.$146.6 billion, compared to U.S.$145.9 billion at December 31, 2012. At December 31, 2013, PDVSA’s long-term debt and capital lease obligations (excluding its current portion) were U.S.$36.4 billion, compared to U.S.$35.6 billion at year-end 2012, and PDVSA’s current debt and capital lease obligations totaled U.S.$7.0 billion, compared to U.S.$4.4 billion at year-end 2012. Also as of December 31, 2013, PDVSA’s other non-current liabilities totaled U.S.$45.1 billion, compared to U.S.$39.2 billion at December 31, 2012, and its other current liabilities totaled U.S.$48.1 billion, compared to U.S.$64.4 billion at December 31, 2012.

For the year ended December 31, 2013, PDVSA’s revenues were U.S.$113.9 billion and its expenses were approximately U.S.$97.6 billion.

PDVSA’s net cash provided by operating activities in 2013 totaled approximately U.S.$16.1 billion, primarily reflecting U.S.$15.8 billion of net income, U.S.$8.3 billion of depreciation and depletion, U.S.$3.2 billion in provisions for employee termination, pension and other post-retirement benefits, equity in earnings of non-consolidated investees of U.S.$33 million, U.S.$439 million of asset impairment, less U.S.$2.5 billion of deferred income taxes and less changes in working capital of U.S.$1.3 billion. PDVSA’s social development expenditures in 2013 totaled U.S.$13.0 billion.

For the year ended December 31, 2013, consolidated net cash provided in financing activities totaled approximately U.S.$1.5 billion and net cash used in PDVSA’s investment activities totaled U.S.$22.3 billion.

In 2013, the average crude oil and products export price was U.S.$99.2 per barrel. PDVSA’s capital expenditures in Venezuela for exploration and production totaled approximately U.S.$12.7 billion in 2013 and its capital expenditures in Venezuela for refining and marketing totaled U.S.$4.3 billion. Capital expenditures in Venezuela for natural gas projects totaled U.S.$2.8 billion in 2013, while capital expenditures in Venezuela for petrochemicals and others totaled U.S.$2.9 billion.

PDVSA’s production of crude oil and liquid petroleum gas averaged 3.01 million bpd in 2013. At December 31, 2013, Venezuela had estimated proven crude oil reserves totaling approximately 298.3 billion barrels and had proven reserves of natural gas amounting to 197.0 bcf.

PDVSA’s consolidated results are affected primarily by the volume of crude oil produced and variations in the general price levels of hydrocarbons. The level of crude oil production and the capital expenditures needed to achieve such level of production have been among the principal factors determining PDVSA’s financial condition and results of operations. The importance of these factors is expected to continue during the foreseeable future. Because PDVSA is the single largest contributor to Venezuela’s GDP, exports and fiscal reserves, it has a significant influence on the Venezuelan economy. PDVSA is responsible for, among other things, making substantial royalty, dividend and tax payments to the Government and supporting Venezuela’s social development.

Hydrocarbon Reserves and Exploration

PDVSA uses geological and engineering data to estimate its proven crude oil and natural gas reserves, including proven developed and undeveloped reserves. Such data is capable of demonstrating with reasonable certainty whether such reserves are recoverable in future years from known reservoirs under existing economic and operating conditions. PDVSA expects to recover proven developed crude oil and natural gas reserves principally from new wells and acreage that has not been drilled using its currently available equipment and operating methods. PDVSA’s estimates of reserves are not precise and subject to revision. PDVSA reviews its crude oil and natural gas reserves annually to take into account, among other things, production levels, field reviews, the addition of new reserves from discoveries, year-end prices and economic and other factors. Proven reserve estimates may be materially different from the quantities of crude oil and natural gas that are ultimately recovered.

In 2009, one of the largest natural gas reservoirs in the Gulf of Venezuela was discovered. Referred to as Perla-1X, the natural gas reservoir is part of the Rafael Urdaneta project and is estimated to require four to five years for full development. According to reports from PDVSA, the field could contain between seven to eight trillion cubic feet of natural gas.

At December 31, 2013, Venezuela had estimated proven crude oil reserves totaling approximately 298.4 billion barrels (including an estimated 275.9 billion barrels of heavy and extra-heavy crude oil in the Orinoco Belt). Based on 2012 production levels, Venezuela’s estimated proven reserves of crude oil have a remaining life of approximately 280 years. The estimated proven reserves include heavy and extra-heavy crude oil reserves that will require significant future development costs to produce and refine.

At December 31, 2013, Venezuela had proven reserves of natural gas amounting to 197,089 thousand bcf. Virtually all of Venezuela’s natural gas reserves are composed of natural gas incidental to the development of crude oil reserves. During 2013, approximately 39% of the natural gas produced was re-injected for purposes of maintaining pressure in reservoirs.

At December 31, 2013, proven developed reserves of crude oil and natural gas represented approximately 3% and 20%, respectively, of Venezuela’s total estimated proven crude oil and natural gas reserves on an oil equivalent basis. PDVSA maintains an active exploration and development program designed to increase its proven crude oil reserves and production capacity. PDVSA currently conducts its exploration and development activities in the Western Zulia Basin, the Central Southern Barinas—Apure Basin and the Eastern Basin in the Monagas and Anzoátegui states.

PDVSA continuously conducts exploratory activity throughout Venezuela and conducts such activities in other countries. In 2011, PDVSA’s exploration expenses totaled U.S.$163 million, as compared to U.S.$147 million in 2010. The increase in exploration expenses was primarily due to expansion of exploratory activities carried out in Central America and the Caribbean in 2011. In 2012, PDVSA’s exploration expenses totaled U.S.$492 million, as compared to U.S.$ 163 million in 2011. The increase in exploration expenses was primarily due to the Orinoco Belt projects.

The following table shows proven crude oil and natural gas reserves and proven developed crude oil and natural gas reserves, all located in Venezuela. Proven reserve quantities exclude natural gas liquids.

December 31, 2013
(million barrels, except where noted)
Proven Reserves(1)
Condensate, light and medium crude oil (API gravity of 21° or more)	22,457
Heavy and extra heavy crude oil (API gravity of less than 21°)(2)	275,896
Total crude oil	298,353
Natural gas (bcf)	197,089
Remaining reserve life of crude oil (years)(3)	282
Proven Developed Reserves
Condensate, light and medium crude oil (API gravity of 21° or more)	4,355
Heavy and extra heavy crude oil (API gravity of less than 21°)(2)	8,605
Total crude oil	12,960
Percentage of proven crude oil reserves(4)	4
Natural gas (bcf)	39,135

(1)	Proven reserves include both proven developed reserves and proven undeveloped reserves.
(2)	Includes reserves in the Orinoco Belt.
(3)	Based on crude oil production and total proven crude oil reserves.
(4)	Proven developed crude oil reserves divided by total proven crude oil reserves.

Source: PDVSA.

Refining

PDVSA has invested in its National and International Refining Systems (Sistema de Refinación Nacional e Internacional) to increase refining capacity and complexity and improve installations to satisfy global quality standards. Deep conversion capabilities in PDVSA’s Venezuelan refineries have enabled it to improve yields by allowing a greater percentage of higher value products to be produced.

The following table sets forth the refineries where PDVSA holds an interest, the rated crude oil refining capacity and PDVSA net interest at December 31, 2013.

			Refining Capacity
Location	Owner	PDVSA’s Interest	Total Rated Crude Oil	PDVSA’s Net Interest
		(%)	(mbpd)	(mbpd)
Venezuela:
CRP, Falcón	PDVSA	100	955	955
Puerto La Cruz, Anzoátegui	PDVSA	100	187	187
El Palito, Carabobo	PDVSA	100	140	140
Bajo Grande, Zulia	PDVSA	100	16	16
San Roque, Anzoátegui	PDVSA	100	5	5

Total Venezuela			1,303	1,303

Caribbean:
Isla(1)	PDVSA	100	335	335
Camilo Cienfuegos	Cuvenpetrol(2)	49	65	32
Jamaica	Petrojam(3)	49	35	17
Haina, Dominican Republic	Refidomsa PDVSA(4)	49	34	17

Total Caribbean			469	401

United States:
Lake Charles, Louisiana	CITGO	100	425	425
Corpus Christi, Texas	CITGO	100	157	157
Lemont, Illinois	CITGO	100	167	167
Chalmette, Louisiana	Chalmette(5)	50	184	92
Saint Croix, U.S. Virgin Islands	Hovensa(6)	50	495	248

Total United States			1,428	1,089

Europe:
Nynäshamn, Sweden	Nynäs(7)	50	29	15
Gothenburg, Sweden	Nynäs(7)	50	11	5
Dundee, Scotland	Nynäs(7)	50	9	4
Eastham, England	Nynäs(7)	25	18	5

Total Europe			67	29

Worldwide Total			3,267	2,822

(1)	Leased in 1994. The lease expires in 2019.
(2)	A joint venture with Commercial Cupet S.A.
(3)	A joint venture with Petroleum Corporation of Jamaica (PCJ).
(4)	A joint venture with Refidomsa.
(5)	A joint venture with ExxonMobil Co.
(6)	A joint venture with Hess Co.
(7)	A joint venture with Neste Oil AB.

To maintain PDVSA’s competitiveness in international markets, it has a rigorous and comprehensive business plan, which involves large investments in Venezuela and overseas. These investments are made to improve PDVSA refining systems and to adapt them to meet environmental regulations and domestic and international product quality requirements. The business refining plan includes projects aimed at manufacturing gasoline and diesel through deep conversion. All investment efforts will support PDVSA’s commercial strategy of market diversification.

The following table sets forth PDVSA’s aggregate refinery capacity, input supplied by PDVSA (out of PDVSA’s own production or bought in the open market), utilization rate and product yield for the three-year period ended December 31, 2013.

Refining Production	At or for the year ended December 31,
	2011		2012		2013
	(mbpd)		(mbpd)		(mbpd)
Total Refining Capacity	3,267		3,267		3,267
PDVSA’s net interest in refining capacity	2,822		2,822		2,822
Refinery input(1)
Crude Oil—Sourced by PDVSA
Light	312	14%	320	15%	446	18%
Medium	649	29%	660	30%	643	26%
Heavy	454	21%	467	21%	467	19%

Sub-total	1,415	64%	1,447	66%	1,556	64%
Crude Oil—Sourced by Others
Light	241	11%	214	10%	243	10%
Medium	96	4%	96	4%	171	7%
Heavy	191	9%	130	6%	204	8%

Sub-total	528	24%	440	20%	618	25%
Other Feedstock
Sourced by PDVSA	185	8%	173	8%	137	6%
Sourced by Others	107	5%	133	6%	145	6%

Total Transfers(5)	(28)	—	(12)	—	(15)	—
Gasoline / Naphtha	(20)	—	(6)	—	(8)	—
Distillate	(8)	—	(6)	—	(6)	—
Lubricants	—	—	—	—	(1)	—
Others	—	—	—	—	—	—

Sub-total	264	12%	294	13%	267	11%
Total Refining Input
Sourced by PDVSA(2)	1,600	71%	1,620	74%	1,693	69%
Sourced by Others	635	29%	573	26%	763	31%
Transfers	(28)	—	(12)	—	(15)	—

Total refinery input	2,207	100%	2,181	100%	2,441	100%

Crude Utilization(3)	78%		77%		77%
Product Yield(4)
Gasoline / Naphtha	773	—	745	—	838	—

Refining Production	At or for the year ended December 31,
	2011		2012		2013
	(mbpd)		(mbpd)		(mbpd)
Gasoline / Transferred Naphtha(5)	(20)	—	(6)	—	(8)	—

Total Gasoline/Naphtha	753	34%	739	34%	830	34%

Distillate	704	—	709	—	778	—
Transferred Distillate(5)	(8)	—	(6)	—	(6)	—

Total Distillate	696	32%	703	32%	772	32%

Low Sulfur Residual	107	5%	101	5%	95	4%
High Sulfur Residual	282	13%	251	12%	291	12%
Asphalt / Coke(6)	25	1%	30	1%	24	1%
	2011		2012		2013
	(mbpd)		(mbpd)		(mbpd)
Naphthenic Specialty Oil	11	—	18	—	16	—
Transferred Naphthenic Specialty Oil(5)	—	—	—	—	(1)	—

Total Naphthenic Specialty Oil	11	—	18	1%	15	1%

Petrochemicals	57	3%	57	3%	87	4%

Others	297	13%	283	—	320	—
Transferred Others(5)	—	—	—	—	—	—

Total Others	297	13%	283	13%	320	13%

Net output	2,228	101%	2,182	100%	2,434	100%
Consumption, net (gain)/loss	(21)	—	(1)	—	7	—

Total yield	2,207	100%	2,181	100%	2,441	100%

(1)	PDVSA’s refineries sourced 71%, 74% and 69% of the refineries’ total crude oil requirements from crude oil produced by PDVSA in 2013, 2012 and 2011, respectively.
(2)	Includes PDVSA interest in crude oil and other feedstock.
(3)	Crude oil refinery input divided by the net interest in refining capacity.
(4)	PDVSA’s participation in the product range.
(5)	Received and shipped goods from and to the international and national refining system.
(6)	Starting in 2011 only asphalt is reported herein. Coke is reflected in other products.

In 2013, PDVSA supplied all of the crude oil requirements to PDVSA’s Venezuelan refineries (approximately 952 mbpd), approximately 170 mbpd of crude oil to PDVSA leased refinery in Curaçao and an aggregate of 463 mbpd of crude oil to refineries owned by PDVSA’s international subsidiaries or in which PDVSA otherwise has an interest (refinery input takes into account PDVSA net interest in crude oil). Of the total volumes supplied by PDVSA to its international affiliates, approximately 7 mbpd were purchased by PDVSA in the global market and supplied to PDVSA’s European affiliates. Additionally, CITGO purchased a total of approximately 2,145 mbpd of crude oil from PDVSA for processing in its refineries.

Disputes Concerning the Oil Industry

In February 2007, then President Chávez issued a law-decree under the authority conferred by the 2007 Enabling Law, pursuant to which the existing four Orinoco Belt heavy oil projects that had been established in the 1990s as joint ventures controlled by private sector petroleum companies, Petrozuata, Sincor, Cerro Negro and Hamaca, were mandatorily converted into Mixed Companies, in which Corporación Venezolana del Petróleo, or CVP, a wholly-owned subsidiary of Petróleos de Venezuela, S.A., referred to as PDVSA, or another PDVSA subsidiary, holds an equity interest of at least 60% in accordance with the Hydrocarbons Law. The Ministry of Popular Power for Petroleum and Mining, or MPPPM, was required to make a valuation of each new joint venture in order to determine the fair value of the participation of the PDVSA subsidiary in each joint venture and to provide any economic or financial adjustment as necessary. The law-decree also provided that existing profit-sharing agreements for the exploration of the Golfo de Paria Oeste, Golfo de Paria Este and the blocks known as La Ceiba, as well as Orifuels Sinovensa, S.A., must be converted into Mixed Companies.

In May 2007, CVP completed the acquisition process with respect to the four Orinoco Belt strategic associations, Petrozuata, Sincor, Cerro Negro and Hamaca. In June 2007, Chevron Texaco, Statoil, Total, BP, Eni SpA (ENI), Petroleum & Chemical Corp (Sinopec) and Ineparia agreed to convert their participations in the four Orinoco Oil Belt projects into Mixed Companies controlled by PDVSA, increasing PDVSA’s average participation in the projects to 78%. In May 2007, Moody’s downgraded its credit rating on the Cerro Negro project from B1 to B3 and in June 2007, Moody’s downgraded its credit ratings on the remaining three Venezuelan heavy oil projects (Hamaca, Petrozuata and Sincor) from B1 to B2. Between December 2007 and September 2008, Moody’s withdrew its credit ratings of all three Venezuelan heavy oil projects following the repayment and restructuring of the debt as a result of the negotiations with the lenders.

ExxonMobil and ConocoPhillips, the majority partners in the Cerro Negro and Petrozuata projects, respectively, did not reach a financial agreement with PDVSA regarding the required sale of their ownership interests. As a result, certain arbitration requests were filed by ExxonMobil and Conoco Phillips.

In September 2007, Mobil Corporation (“Mobil”), Mobil Cerro Negro Holding, Ltd. (“Mobil CN Holding”), Mobil Venezolana de Petróleos Holdings, Inc. (“Mobil Venezolana Holdings”), Mobil Cerro Negro, Ltd. (“Mobil CN”), Mobil Venezolana de Petróleos, Inc. (“Mobil Venezolana”) and Venezuela Holdings, B.V. (together with Mobil, Mobil CN Holding, Mobil Venezolana Holdings, Mobil CN and Mobil Venezolana, “ExxonMobil”) commenced ICSID arbitration proceedings against Venezuela. ExxonMobil’s claims relate to Mobil CN’s interest in the Cerro Negro Project, Mobil Venezolana’s interest in the La Ceiba Project and Mobil’s investment in the capital of the two operators, OCN and Agencia Operadora La Ceiba. ExxonMobil claims that Venezuela breached provisions under the Netherlands-Venezuela Bilateral Investment Treaty (the “Netherlands-Venezuela BIT”) and Foreign Investment Law when Venezuela nationalized the Cerro Negro and La Ceiba Projects and expropriated ExxonMobil’s investments in Operadora La Ceiba’s and Operadora Cerro Negro by transferring such entities’ assets and operation to PDVSA. On June 10, 2010, the arbitral tribunal decided that it has jurisdiction over the claims presented by ExxonMobil so far as: (i) they are based on alleged breaches of the Netherlands-Venezuela BIT and (ii) they relate to disputes originating after February 21, 2006 for the Cerro Negro Project and after November 23, 2006 for the La Ceiba Project and in particular as far as they relate to the dispute concerning the nationalization measures taken by Venezuela. The arbitral tribunal decided that it had no jurisdiction under the Foreign Investment Law. In addition, the arbitral tribunal reserved all questions concerning the costs and expenses of the tribunal and the costs of the parties for subsequent determination. Prior to the enactment of the law-decree of February 2007, ExxonMobil had a 41.7% interest in the Cerro Negro project. In January 2008, ExxonMobil commenced an additional arbitration under the rules of the International Chamber of Commerce (“ICC”).

In December 2011, an ICC arbitral award was rendered against PDVSA and PDVSA Cerro Negro S.A. in connection with the nationalization of ExxonMobil’s assets in the Orinoco Belt project. The Tribunal awarded a U.S.$907 million indemnity out of the U.S.$7.0 billion originally claimed by ExxonMobil. This indemnity includes the recognition of an obligation for U.S.$640 million in the 2011 consolidated financial statements, in addition to previously recognized liabilities, including accruals and other liabilities. After deducting amounts allowed as counterclaims by PDVSA, amounts due from ExxonMobil to PDVSA under the terms of the financing of the Cerro Negro project and amounts that ExxonMobil had attached through interim court proceedings, in February 2012 PDVSA paid U.S.$251 million to Exxon Mobil in order to satisfy in full its obligations under ICC award.

Regarding the Petrozuata, Hamaca, and Corocoro projects, in November 2007, ConocoPhillips Petrozuata B.V. (“CPZ”), ConocoPhillips Hamaca B.V. (“CPH”), ConocoPhillips Gulf of Paria B.V. (“CGP”) and ConocoPhillips Company (together with CPZ, CPH and CGP, “ConocoPhillips’) commenced arbitration proceedings against Venezuela ICSID. The arbitration concerns ConocoPhillips’ interests in two extra-heavy oil projects located in the Orinoco Oil Belt—the “Petrozuata Project” and the “Hamaca Project”, and in an offshore project for the extract of light to medium crude oil—the “Corocoro Project”. ConocoPhillips claims that Venezuela breached provisions under the Netherlands-Venezuela BIT and Venezuela’s Foreign Investment law (the “Foreign Investment Law”) when Venezuela passed a number of changes in law (i.e., the increase in the income tax rate which came into effect on January 1, 2007 and the increase in the extraction tax in effect from May 25, 2006) and adopted measures concerning these projects (i.e., Venezuela by decree (i) mandated that PDVSA assume operational control of oil projects, including the Petrozuata, Hamaca and Corocoro Projects, and (ii) provided for cancellation of the exploration, production and commercialization rights of the joint venture associations and the Corocoro Project, and the transfer of such rights to mixed companies controlled by PDVSA). ConocoPhillips is seeking approximately U.S.$30 billion in damages. On September 3, 2013, the arbitral tribunal decided that it had jurisdiction under the Netherlands-Venezuela BIT (but not under the Foreign Investment Law). Several claims were dismissed, but the tribunal by majority vote concluded that Venezuela “breached its obligation to negotiate in good faith for compensation for its taking of the ConocoPhillips assets […]”. The calculation of compensation was left for a later stage. On September 8, 2013, Venezuela requested the arbitral tribunal hold a hearing for submissions on the issue of good faith negotiations and consider new evidence. On March 10, 2014, the arbitral tribunal dismissed Venezuela’s request for reconsideration.

Regarding the Petrozuata project, in December 2009, Conoco Phillips Petrozuata B.V. and Phillips Petroleum Company Limited filed an arbitration request against PDVSA before the ICC, based on guarantees made by certain subsidiaries of PDVSA under the Petrozuata and Hamaca projects. In September 2012, an arbitration award was issued against PDVSA in the amount of U.S.$67 million. The award was paid by the PDVSA in November 2012.

In May 2009, the National Assembly passed the Organic Law Reserving to the State the Goods and Services Related to the Primary Activities of the Petroleum Sector (Ley Orgánica que Reserva al Estado Bienes y Servicios Conexos a las Actividades Primarias de Hidrocarburos), which law granted the President the power to declare a total or partial nationalization of stock or assets of companies that are essential to the primary activities in the petroleum industry. Since the enactment of the law, PDVSA or its affiliates have taken possession of several companies’ assets and assumed control of operations of nationalized entities, including employment of petroleum sector employees. Under this law, any controversy arising from actions taken under the law will be heard exclusively in Venezuelan tribunals under Venezuelan law. Since the passage of this law, the Republic has acquired over 75 companies from the petroleum sector.

On February 16, 2010, New Orleans-based company Tidewater, Inc., which provided transportation services to petroleum companies in Venezuela, initiated an arbitration proceeding against PDVSA resulting from the Republic’s takeover of 15 company vessels in May and July 2009 as well as the Republic’s takeover of PDVSA’s operations in Lake Maracaibo and the Gulf of Paria. On February 8, 2013, the Tribunal issued a decision on jurisdiction. In June 2014, the Tribunal held a hearing on the merits in Washington D.C.

On March 26, 2010, Simco Consortium, formed by Wood Engineering Limited, filed an arbitration request against PDVSA before the ICC, claiming that PDVSA had breached a contract for the provision of water treatment and injection services in Lake Maracaibo. Simco seeks damages in the amount of approximately U.S.$62.2 million and a local currency payment of Bs.163 million (U.S.$37.9 million). The Tribunal was formed on December 2, 2010 and the parties filed their briefs in 2011.

On April 12, 2010, Houston-based Exterran Holdings, through its subsidiary Universal Compression International Holdings, S.L.U., filed an ICSID arbitration proceeding against PDVSA resulting from the nationalization of its gas services support business in the Republic. Universal Compression Holdings principally operated compression pumps used to extract and transport natural gas as well as electrical generators in Venezuela. The tribunal held a hearing on the merits in Washington, DC from July 9, 2012 to July 13, 2012. The proceeding was suspended as of July 20, 2012 due to a proposed disqualification for an arbitrator of the case. On August 8, 2012, the parties agreed to suspend the ICSID arbitration after agreeing on a settlement of U.S.$442.0 million for the nationalized assets, with U.S.$177.0 million in cash and the remaining U.S.$265.0 million made in periodic installments through 2016. Following the agreement by the parties, the Tribunal suspended the proceedings on September 16, 2013.

The Government of Venezuela contends that nationalized oil rigs and power plants are being utilized by PDVSA with a view to increasing oil production and the capacity of the electricity grid. On June 30, 2010, Venezuela took control of eleven oil rigs that were the property of U.S. driller Helmerich & Payne, Inc., or H&P, after H&P and PDVSA could not agree on renegotiated rates and service plans. PDVSA submits that it plans to use the drills to increase oil production by approximately 300,000 bpd and to strengthen the country’s sovereignty over the oil sector. On September 23, 2011, H&P brought a U.S. claim in the courts of the District of Columbia against PDVSA and the Republic. H&P claimed unspecified damages resulting from the nationalization of the eleven oil rigs.

In November 2013, the tribunal in Gulmar Offshore Middle East LLC and Kaplan Industry Inc. v PDVSA issued an award concerning the early and unilateral termination of a contract, and awarded compensation for U.S.$644 million payable by PDVSA. This amount is reflected in PDVSA’s financial statements as accruals and other liabilities as of December 31, 2013.

As of December 31, 2013, PDVSA is involved in other claims and legal actions arising in the normal course of business amounting to U.S.$8,469 million. In the opinion of PDVSA’s management and counsel, the outcome of these claims will not have a materially adverse effect on PDVSA’s financial position, results of operations or liquidity.

As of December 31, 2013, 2012 and 2011, based on an analysis of the available information, an estimate of U.S.$983 million, U.S.$1.2 billion and U.S.$1.1 billion, respectively, are included as provisions. Although it is not possible to anticipate the outcome of these matters, the PDVSA management, based in part on advice of its legal consultants, does not believe that it is probable that losses associated with the legal proceedings discussed above, that exceed amounts already recognized, will be incurred in amounts that would be material to PDVSA’s financial position or results of operations.

Domestic Subsidies for Fuel Consumption

Refined products for the local market are sold at a subsidized price. For this reason, pursuant to a resolution issued by MPPPM, PDVSA discounts from the royalties received the difference between the settlement price of the royalty and U.S.$50 per barrel for volumes subsidized for the local market. The continued existence of such price controls will continue to reduce the Republic’s resource revenues.

Taxes

Domestic sales of petroleum products in Venezuela are subject to a value-added tax, which as of March 26, 2009 was set at 12%. As exporters, each of PDVSA’s subsidiaries operating in Venezuela is entitled to a refund of a significant portion of value-added taxes paid. The VAT Law establishes an exemption on the trading of certain fuels derived from hydrocarbons and the possibility to recover certain tax credits resulting from export sales from the tax authorities. The amounts pending recovery do not bear interest. The Venezuelan Government reimburses taxes through special tax recovery certificates, or CERTs. PDVSA did not recover any CERTs during 2007, 2009, 2010 and 2011. In 2008, PDVSA recovered approximately U.S.$682 million in CERTs.

PDVSA and its Venezuelan subsidiaries are entitled to a tax credit for new investments of up to 12% of the amount invested. In the case of PDVSA Petróleo, S.A., referred to as PDVSA Petróleo, however, such credits may not exceed 2% of its annual net taxable income and, in all cases, the carry-forward period cannot exceed three years.

In April 2005, the Government announced that the income tax rate applicable to 32 oil operating contracts would be raised from 34% to 50% and the operating agreements would be converted into joint ventures with PDVSA. The contracts date from 1992-1997 and the increase does not apply to extra-heavy crude ventures. The Hydrocarbons Law also increased royalties and requires PDVSA to have at least a 51% participation in new upstream oil projects.

The current Income Tax Law of Venezuela establishes a general tax rate of 50% for companies involved in the exploitation of hydrocarbons and related activities. A rate of 34% applies to companies that perform integrated activities or non-integrated activities, exploration and exploitation of non-associated gas, processing, transportation, distribution, storage, marketing and export of gas and its components, or exclusively performing hydrocarbon refining or upgrading of heavy or extra-heavy crude oil. The applicable tax rate for most of the foreign subsidiaries is 35%. Additionally, PDVSA subsidiaries domiciled outside of Venezuela are subject to tax regulations of the countries where they operate.

On April 15, 2008, the National Assembly enacted the “Law Creating a Special Contribution Deriving from Extraordinary Crude Prices in the International Markets” (Ley de Contribución Especial Sobre Precios Extraordinarios del Mercado Internacional de Hidrocarburos). Pursuant to this law, in any month in which the average Brent oil price for such month exceeds U.S.$70 per barrel, oil and derivatives exporters (including PDVSA) were required to pay a tax on their exports calculated by multiplying the number of barrels they export in such month by 50% of the excess of the average Brent price per barrel for such month over U.S.$70. In any month in which the average Brent price was greater than U.S.$100, the tax is assessed at the foregoing rate for the first U.S.$30 of the excess over U.S.$70 and at 60% of the excess of the average Brent price over U.S.$100. The contributions received from this tax are paid monthly to FONDEN to carry out social production, development and infrastructure projects.

In April 2011, then President Chávez issued by law-decree the Oil Windfall Profits Tax Law, which repealed the provisions of the Banco Central Law governing PDVSA’s contributions to FONDEN. The Oil Windfall Profits Tax Law provides that the revenue from this tax be deposited directly into FONDEN and used to finance the Missions as well as infrastructure, road, health, education, communication, agriculture and food projects, among others.

In 2013, the Oil Windfall Profits Tax Law was amended to stipulate that extraordinary prices arise when the monthly average of international quotations of the price of the Venezuelan liquid hydrocarbons is higher than the price set in the Budget Law for the respective fiscal year, but equal to or lower than U.S.$80 per barrel; and exorbitant prices arise when the monthly average of international quotation of the Venezuelan liquid hydrocarbons price is higher than U.S.$80 per barrel. Concerning the extraordinary price share, when the monthly average of international quotations of the price of the Venezuelan liquid hydrocarbons is higher than the price established in the Budget Law of the respective fiscal year, but equal to or lower than U.S.$80 per barrel, a share of 20% will be applied on the difference between both prices.

In relation to the exorbitant price share, the Law provides the following tranches:

•	when exorbitant prices are higher than U.S.$80 per barrel, but lower than U.S.$100 per barrel, a share of 80% of the total amount of the difference between the two prices will be applied;

•	when exorbitant prices are equal to or higher than U.S.$100 per barrel, but lower than U.S.$110 per barrel, a share of 90% of the total amount of the difference between the two prices will be applied;

•	when exorbitant prices are equal to or higher than U.S.$110 per barrel, a share of 95% of the total amount of the difference between the two prices will be applied.

Social Fund

Article 5 of the Hydrocarbons Law mandates that all revenues generated by the Venezuelan Government from oil activities be used to promote health programs, contribute to macroeconomic stabilization funds and make investments in productive sectors of the economy. In this respect, PDVSA has made significant contributions to social programs, promoting and participating in Venezuela’s social and economic development. For the years 2008 through 2013, PDVSA spent approximately U.S.$14.7 billion, U.S.$3.5 billion, U.S.$7.0 billion, U.S.$30.1 billion, U.S.$17.3 billion, and U.S.$13.0 billion, respectively, in support of social projects developed by the Government.

Petroleum Production and Export Revenues of Crude Oil and Refined Products

In each of 2012 and 2013, PDVSA’s production of crude oil and liquid petroleum gas averaged 3.0 million bpd. In 2011, PDVSA’s production of crude oil and liquid petroleum gas averaged 3.1 million bpd. In 2010, PDVSA’s production of crude oil and liquid petroleum gas averaged 3.1 million bpd. In 2009, PDVSA’s production of crude oil and liquid petroleum gas averaged 3.2 million bpd, a 7.1 % decrease from the 3.4 million bpd produced in 2008.

PDVSA’s net output of refined petroleum products, including the output of products by refineries in which its affiliates in the United States and Europe own equity interests, averaged 2.5 million bpd in 2010, 2.4 million bpd in 2011 and 2.2 million bpd in 2012. Of the total production of PDVSA’s refineries during 2012, 58%, or 1.27 million bpd, was produced by its Venezuelan refineries and the Isla Refinery in Curaçao, 39%, or 0.84 million bpd, was produced by refineries in the United States in which PDVSA owned equity interests, 1%, or 0.02 million bpd, was produced by refineries in Europe in which PDVSA owned equity interests and 2%, of 0.05 million bpd, was produced by refineries in the Caribbean (excluding the Isla Refinery in Curaçao) in which PDVSA owned equity interests.

Exports represented a significant portion of PDVSA’s sales volume in 2013. The volume of PDVSA’s exports increased from approximately 2.5 million bpd in 2011 to approximately 2.6 million bpd in 2012, primarily due to the increased availability of hydrocarbons to be sold. The 2013 volume of exports was 2.4 million bpd. The average realized export price per barrel for Venezuelan crude oil and refined petroleum products increased by approximately 3.3% in 2012, from U.S.$100.11 per barrel in 2011 to U.S.$103.4 per barrel in 2012. In 2013, the average realized export price per barrel for Venezuela crude oil and refined petroleum products was U.S.$98 per barrel.

PDVSA’s primary markets for exports of its crude oil, refined petroleum products and liquid petroleum gas are North America, Latin America and the Caribbean and Asia. The United States and Canada continue to be the largest markets for PDVSA’s export sales, with total sales volume of approximately 0.8 million bpd in 2013, as compared to approximately 1.0 million bpd in 2012. Latin America and the Caribbean continue to be important markets for PDVSA’s export sales (primarily of refined petroleum products), with total sales of 436 thousand bpd in 2013, as compared to 452 thousand bpd in 2012. Asia also proved to be an important market for PDVSA’s export sales with total sales of 1 million bpd in 2013, as compared to 924 thousand bpd in 2012.

Trade Agreements

PDVSA has entered into agreements with other investors and energy cooperation agreements between the Republic and governments of other countries. The most important associations for the years ended December 31, 2013, 2012 and 2011 are described below.

Incorporations of Mixed Companies: As approved by the National Assembly and authorized by the National Government, in 2013, 2012 and 2011, the Corporación Venezolana de Petróleo, S.A. (CVP) incorporated Petrovictoria, S. A., Petrozamora, S. A., Petrourdaneta, S. A., Petrolera Venangocupet, S. A such as Mixed Companies (Empresas Mixtas) in association with other investors for the purpose of performing exploration, extraction, gathering, production, upgrading, transportation, storage and trading of crude oil and natural gas in the Orinoco Oil Belt Hugo Chávez Frías and in the western area of the country.

In December 2010, the National Assembly approved the creation of a joint venture between CVP and Petropars UK Limited (“Petropars”), an affiliate of National Iranian Oil Company. Petropars was created for the purpose of exploring and producing crude oil and natural gas in the Anzoátegui State. PDVSA will have an initial share distribution of 74% for CVP and 26% for Odebrecht. As of December 31, 2011, the company was in the process of being incorporated.

In 2011, the joint venture PetroBicentenario, S.A. was incorporated by PDVSA and ENI Lasmo PLC (“ENI”), in order to operate a refinery at the Petrochemical and Petroleum Complex General José Antonio Anzoátegui. The company will hold initial shares of 60% for PDVSA and 40% for ENI.

In September 2011, the National Assembly approved the creation of a joint venture between CVP and Odebrecht E&P España (“Odebrecht”). The joint venture was created for the purpose of exploring and producing crude oil and natural gas in the Zulia state. The company will have an initial share distribution of 60% for CVP and 40% for Odebrecht. As of December 31, 2011, the company was in the process of being incorporated.

In 2012, the joint venture PetroZamora, S.A. was incorporated by PDVSA and GPB NEFTEGAZ Services B.V subsidiary of Gazprombank Latin América Ventures B.V. The company will issue an initial share distribution of 60% for PDVSA and 40% for Gazprombank.

Energy Agreements with Latin American and the Caribbean Countries: The Government has subscribed the following agreements with the governments of other countries, mainly from Latin America and the Caribbean: Caracas Energy Cooperation Agreement (CECA), Integral Agreement of Cooperation (IAC) and the Petrocaribe Energy Cooperation Agreement (PETROCARIBE). These agreements establish among others the supply of crude oil and products by PDVSA to the national oil companies of the participating countries for approximately 377 thousand barrels per day (tbpd), 394 tbpd and 463 tbpd for the years ended December 31, 2013, 2012 and 2011, respectively.

Most of these supply agreements establish, among other conditions, a selling price equivalent to the market price, payment terms between 30 and 90 days for a significant portion of each shipment, and a longer-term for the remaining portion, between 15 and 25 years. The agreements will be effective for a one-year period and may be renewed by mutual agreement between the parties involved.

Petrochemicals

Prior to June 2005, PDVSA was engaged in the Venezuelan petrochemical industry through its wholly-owned subsidiary, Petroquímica de Venezuela, S.A., or Pequiven. In June 2005, the Government decided to transfer the activities, assets and shares held by PDVSA in Pequiven to MPPPM. The completion of the transfer occurred in January 2006 after the enactment of the Petrochemical Act. Pequiven was established in 1977 to increase the capacity and flexibility of existing plants, both for local and international markets and to identify new products or commercial opportunities, mainly in methanol, plastics and fertilizers.

Extra Heavy Crude Oil

During 2010, CVP entered into agreements with China Petrochemical Corp. (SINOPEC), and China National Offshore Petroleum Corp. (CNOOC). SINOPEC agreed to develop the Junin-1 and Junin-8 blocks of the Orinoco Belt. The projects are expected to produce an estimated 400,000 bpd of extra heavy crude oil. CNOOC agreed to join the Mariscal Sucre natural gas project, which is expected to produce an estimated 1.2 billion bcf and 37,000 barrels of condensate daily. For more information refer to “Principal Sectors of the Venezuelan Economy—Petroleum and Natural Gas—Business Strategy”.

On October 8, 2010, CVP and CNPC Exploration and Development Company Limited established a joint venture called PetroUrica, S.A., to develop heavy crude oil in the Orinoco Belt. In October 2010, CNPC Exploration and Development Company Limited paid the Republic a U.S.$900 million bonus for participation in the development of the Junin-4 block deposit. The project is expected to produce an estimated 400,000 bpd of extra heavy crude oil. The investment for this project is estimated to be approximately U.S.$16.3 billion and CNPC Exploration and Development Company Limited will own a 40% stake in the joint venture and CVP will own the remaining 60%. The joint venture will have a duration of 25 years.

In 2011, PDVSA Industrial and China Technology Petroleum & Development Corporation (“CPTDC”) created a joint venture called Industria China Venezolano de Taladro (“ICVT”) in order to design and develop oil rigs for the Venezuelan oil industry. PDVSA Industrial owns the majority (85%) and CPTDC owns the remaining (15%) of the joint venture.

In 2013, PDVSA entered into agreements for U.S$ 14.0 billion with SINOPEC in order to develop heavy crude oil in the section Junín 1 of the Orinoco Belt. The project is expected to produce an estimated 200,000 bpd of extra heavy crude oil.

Regional Developments

Venezuela has sought to promote a regional integration of state energy companies under the name Petroamerica. Petroamerica is divided into Petrosur, comprising the southern cone and Bolivia and PetroCaribe comprising the Caribbean nations. The stated purpose of the regional arrangement is to gain strength in the international markets by eliminating trade barriers, increasing the refining infrastructure and reducing costs.

Under Petrosur, Argentina, Brazil and Venezuela agreed to develop a field in Venezuela’s Orinoco oil belt, a refinery in Brazil’s northeast and an oil and gas venture in Argentina. Under the PetroCaribe agreement, member countries would pay market price for Venezuelan oil, but they would only be required to pay a portion of the cost up front and could finance the rest over 25 years at 1% interest. Governments could also pay for part of the cost with goods or services. In 2005, PDVSA created PDVSA-Cuba in order to promote refining and marketing businesses in the region.

The Republic also subscribed the following agreements together with the governments of other countries, mainly from Latin America and the Caribbean: Caracas Energy Cooperation Agreement (CECA), Integral Agreement of Cooperation (IAC) and the Petrocaribe Energy Cooperation Agreement (PETROCARIBE). These agreements establish, among others, that PDVSA will supply crude oil and products to the state oil companies of the participating countries, for approximately 377,000 bpd, 394,000 bpd and 463,000 bpd for the years ended December 31, 2013, 2012 and 2011, respectively. Most of these supply agreements establish, among other conditions, a selling price equivalent to the market value, payment terms between 30 and 90 days for a significant portion of each shipment, and long-term borrowings for the remaining portion, between 15 and 25 years. The agreements will be effective for a one-year period and may be renewed by mutual agreement between the parties involved.

OPEC

Venezuela is a founding member of OPEC. OPEC’s members collectively produce approximately 40% of total world production of crude oil and 14% of the world production of natural gas. In addition, OPEC members account for approximately 51% of the worldwide oil exports. Member countries formed OPEC in 1960 to improve oil prices, attain greater state participation by member countries in the petroleum industry and influence production levels.

OPEC has established general production quotas for each member. However, OPEC has never brought formal actions based on such quotas, and the quotas do not distinguish clearly between crude oil, refined products and derivatives, or between exports and domestic utilization. Venezuela’s plan to increase petroleum production and exports assumes that the growth in international demand for petroleum products can only be met by a small number of countries, which include Venezuela, that have adequate reserves.

In the beginning of 2008, the price of oil increased dramatically, averaging U.S.$88.35 per barrel in January 2008 and peaking at U.S.$131.22 per barrel in July 2008. However, beginning in July 2008, the price of oil started to experience an even sharper decline. In August 2008, the OPEC crude basket price decreased by U.S.$18.81, or 16.7%, to U.S.$112.41 and in September 2008, the price of oil decreased by an additional U.S.$15.56, or 16.1%, to U.S.$96.85. The OPEC basket price continued to decrease significantly, falling U.S.$27.69, or 40.0%, to U.S.$69.16 in October 2008 and an additional

U.S.$19.40, or 39.0%, to U.S.$49.76 in November 2008. In December 2008, the price of oil decreased to U.S.$38.60 per barrel. Despite the decreasing oil prices in the second half of 2008, the OPEC crude basket price for 2008 was U.S.$94.45 per barrel, marking an increase of U.S.$25.37 per barrel as compared to 2007.

Beginning in 2009, the OPEC crude basket price began to rise. In January 2009, the OPEC crude basket price was U.S.$41.54 per barrel and the price of oil peaked for the year in November 2009, when it averaged U.S.$76.29 per barrel. Even though the price of oil steadily increased throughout most of the year, the OPEC crude basket price for 2009 was U.S.$61.06 per barrel, or U.S.$33.39 less per barrel compared to 2008. For the 2010 year, the OPEC crude basket price averaged U.S.$77.45 per barrel, and for May 2011, the basket price averaged U.S.$109.94 per barrel. In March 2012, the OPEC crude basket price increased by U.S.$9.79 per barrel, or 9.1%, from U.S.$107.52 per barrel in 2011 to U.S.$117.31 per barrel in 2012. As of August 3, 2012, the OPEC crude basket price decreased to U.S.$102.74 per barrel. As of December 31, 2012, the OPEC crude basket price was U.S.$109.42 per barrel. As of May 31, 2013 , the OPEC crude basket price decreased to U.S.$105.89 per barrel.

Acting through its members, OPEC has adopted and modified an overall production ceiling for its members and quotas for individual members in an effort to maintain stability in the petroleum markets and target per barrel price ranges. Generally, in periods in which oil prices and global economic activity have risen, OPEC has authorized an increase in production ceilings and quotas and in periods in which oil prices and global economic activity have fallen, OPEC and its members have sought to lower production in order to support a higher price for their products. In light of the international financial and economic crisis that commenced in the fourth quarter of 2008 and the rapid fall in petroleum prices after the record prices prevailing earlier that year, at a meeting held in December 2008, OPEC cut its production ceiling by 4.2 million bpd to approximately 24.8 million bpd, effective January 1, 2009. As of January 2012, OPEC increased its production ceiling to 30.0 million bpd and as of September 2012, the production ceiling has remained unchanged.

Manufacturing and Mining

Manufacturing Sector

After the petroleum and natural gas sector, the second most important sector of the Venezuelan economy is manufacturing. The manufacturing sector can be divided into two sub-sectors, production for the domestic market in connection with the Government’s plan to encourage domestic industry and import substitution and production for export.

In 2009, the manufacturing sector contracted by 6.4% in real terms and comprised 14.8% of GDP. The contraction in the manufacturing sector in 2009 was primarily due to lower aggregate demand, temporarily restricted access to foreign exchange for imports of goods and services and lower levels of investment. In 2010, the manufacturing sector contracted by 3.4% in real terms and comprised 14.5% of GDP. The contraction in the manufacturing sector in 2010 was due to the effects of the electricity crisis and weak demand for household consumption, among other factors. In 2011, the manufacturing sector grew by 3.8% in real terms and comprised 14.5% of GDP. The growth in the manufacturing sector in 2011 was due to an increase in nationwide electricity generation and a stronger demand for overall use in installed production capacity, leading to an increase in average workforce productivity. The private manufacturing sector grew at an annual rate of 4.1% between 2010 and 2011, whereas the growth of public sector manufacturing was 2.1%. In 2012, the manufacturing sector grew by 1.8% in real terms and comprised 13.9% of GDP. The growth in the manufacturing sector in 2012 was due to the continued increase of domestic demand. However, in 2013 the industry decreased 0.3% in real terms and comprised 13.7% of GDP. The contraction in the manufacturing sector was primarily due to the public manufacturing sector, which decreased 9.8% between 2012 and 2013.

The Government’s general policy with respect to the manufacturing sector emphasizes:

•	increasing efficiency and productivity;

•	simplifying production, importation and market procedures of the food and automotive industry;

•	reforming the income tax laws applicable to the manufacturing sector to provide tax deductions and/or credits for expenditures made by manufacturers;

•	prioritization of agricultural goods to be financed;

•	establishing a credit quota of 10% for the overall lending portfolio of each bank for the manufacturing sector with a preferential interest rate of 18.0%; and a preferential rate of 16.2% in the manufacturing sector of small and medium industries;

•	providing technological and financial assistance to small and medium-sized manufacturers;

The Government believes that these policies will effectively serve to increase the manufacturing sector’s contribution to GDP.

Mining Sector

In June 2006, the National Assembly approved a reform of Venezuela’s Mining Law in order to promote the sovereignty and national interest of the country in its mining resources by eliminating concessions for inactive mines and by creating a new legal framework to benefit Venezuela’s small-scale mining interests. Under the reform, private companies with idle, unproductive mines are required to form joint ventures with Venezuela in which Venezuela is granted a majority interest.

In 2009, the mining sector contracted by 10.3% in real terms and comprised 0.5% of GDP. The contraction in the mining sector in 2009 was primarily due to the effect of the global economic crisis on the metals market. In 2010, the mining sector contracted by 13.0% in real terms and comprised 0.5% of GDP. The contraction in 2010 was due to a lower production of coal, gold and metallic minerals (such as granite, clay, limestone, sand and building stone). Factors affecting the performance of the extractive sector in 2010 were the following: (i) the power rationing plan, (ii) limitations in work of extraction, production and distribution of minerals as a result of problems in obtaining permits, and (iii) lower operational capacity of the industry. In 2011, the mining sector grew by 5.2% in real terms and comprised 0.5% of GDP. The growth in the mining sector in 2011 was primarily due to an increase in the production of non-metallic mineral products and nickel by private companies, while in the public sector, there was a noticeable increase in the production of iron by Ferrominera Orinoco. In 2012, the mining sector contracted by 6.2% in real terms representing 0.4% of GDP. This was primarily due to a decrease of 6.0% in the production of the bauxite company CVG Bauxilum, the marginal recovery of 1.0% of FMO Orinoco and due to the decrease of the production of gold, nickel and carbon. In 2013, the mining sector contracted by 21.1% in real terms and comprised 0.3% of GDP. The contraction in 2013 was primarily due to the decrease of iron production by FMO Orinoco, and lower production of nickel, gold and non-metallic minerals (such as limestone, sand and building stone).

On August 11, 2010, pursuant to Resolution No. 10-07-01 individuals or entities that have been authorized to commercialize their gold production are required to offer to sell a minimum of 50% of their gold production to Banco Central. The remaining 50% may be sold in the international markets, subject to prior authorization from Banco Central. If a gold producer covered by this Resolution decides not to sell internationally the 50% of its exportable production, or if the producer fails to obtain the necessary authorizations from Banco Central, then such otherwise exportable 50% of the production would have to be offered to Banco Central. In addition, individuals or entities that have been authorized to commercialize their gold production and whose activities are considered small mining activities pursuant to the Mining Law, are required to offer to sell a minimum of 15% of their gold production to Banco Central or to the general domestic market. The remaining 85% may be sold in the international markets, subject to prior authorization from Banco Central.

In August 2012, Banco Central changed the method for appraising Venezuelan gold in an effort to curtail the fluctuations of the market. Previously, the appraisal was based on the average recorded by the London gold market in a two-month term basis. Under the new appraisal method, the appraisal will be based on the average recorded by the London gold market on a six-month term basis.

The following arbitration cases relating to the mining sector have been submitted to ICSID tribunals and other international tribunals:

•	On October 28, 2004, ICSID registered a Request for Arbitration by Vannessa Ventures, Ltd. against the Republic for the expropriation of a mining concession in Venezuela. The ICSID tribunal was constituted on June 7, 2005 and reconstituted twice on October 29, 2007 and June 25, 2010. Both parties have filed a statement of costs on November 22, 2011. On January 16, 2013, the tribunal dismissed the claim arguing that Venezuela’s termination of Vannessa Ventures rights had been justified and legitimate.

•	On November 9, 2009, ICSID registered a Request for Arbitration by Gold Reserve Inc. against the Republic for the expropriation of the copper and gold mines Las Brisas and Choco 5, respectively. The ICSID tribunal was constituted on March 9, 2010. The tribunal issued a procedural order on July 25, 2012 for the production of further expert evidence by the parties. On September 19, 2014, the tribunal rendered its award declaring that Venezuela shall pay compensation in the amount of U.S. $713 million plus interest to Gold Reserve Inc., subject to further proceedings as may be requested by the Republic.

•	On January 5, 2011, ICSID registered a Request for Arbitration by Highbury International AVV and Ramstein Trading Inc. against the Republic for the expropriation of a gold and diamond concession. The ICSID tribunal was constituted on June 14, 2011. The tribunal held a hearing on jurisdiction and the merits in August 2012 and rendered its award on jurisdiction on September 26, 2013.

•	In September 2002, Crystallex International Corporation signed a contract with CVG for the development and operation of Las Cristinas mines. On February 3, 2011, CVG informed Crystallex that the contract had been cancelled due to non-performance of the project. On February 16, 2011, Crystallex filed a Request for Arbitration before ICSID against the Republic, registered by the Secretary General of ICSID on March 9, 2011. The ICSID tribunal was constituted on October 5, 2011 and its decision with respect to jurisdiction remains pending. On May 12, 2014 each party filed a post-hearing brief.

•	On August 1, 2012, ICSID registered a Request for Arbitration by Rusoro Mining Ltd. against the Republic for the expropriation of a mining concession in Venezuela. The ICSID tribunal has not been constituted and the case remains pending. On July 16, 2013 the tribunal issued a decision on the respondent’s request to address the objections to jurisdiction as a preliminary question.

On October 31, 2010, the Government ordered the expropriation of Siderúrgica del Turbio S.A. (SIDETUR), a wholly owned subsidiary of private steelmaker Siderúrgica Venezolana Sivensa S.A., in an effort to improve the fabrication of iron construction parts. On July 20, 2013, a payment on approximately U.S.$74 million in outstanding 10% coupon 2016 bonds issued by Sidetur was not made by Venezuela. Venezuela’s attorney general is of the opinion that SIDETUR’s previous owners are responsible for paying the debt taken on before the company was nationalized in 2010.

On June 25, 2011, CVG acquired 73.3% of the outstanding shares of Complejo Siderúrgico de Guayana, C.A. (Comsigua), a hot briquetted iron producer located in Puerto Ordaz, southern Venezuela, from several Japanese shareholders including Kobe Steel K.K. The purchase price for these shares was U.S.$232.9 million, composed of a U.S.$78 million down payment and ten semiannual installments of U.S.$15.4 million each.

In August 2011, former President Chavez signed a law-decree nationalizing the gold industry in order to preserve one of Venezuela’s most significant sources of wealth and secure a more environmentally friendly exploitation of this natural resource. One of the main objectives of this law-decree is to convert the gold into international reserves. On September 16, 2011, the nationalization of the exploration and production of gold came into effect.

In December 2011, former President Chavez signed a law-decree reforming the Organic Law that Reserves to the State the Exploration and Exploitation of Gold (Ley Orgánica que Reserva al Estado las actividades de Exploración y Explotación del Oro). This reform declares gold mines as national security zones that are to be protected by the Venezuelan armed forces. The reform declares void any contracts related to gold exploration and exploitation that have not been terminated by the parties within ninety (90) days from the date of publication.

In September 2013, the governments of Venezuela and China signed an agreement in order to create a mining map and plan for the development of Las Cristinas mines.

On October 1, 2013, a decree reserved for the Government, through the Ministry, direct exercise of nickel exploration and exploitation activities, as well as other nickel-related minerals, which are located in the area comprising the former concessions, in the Municipalities of Santos de Michelena and Guaicaipuro of Aragua and Miranda states, respectively.

Corporación Venezolana de Guayana

After PDVSA, the second-largest industrial complex in the country is made up of branches and subsidiary companies of Corporación Venezolana de Guayana, or CVG. CVG, an entity organized by the Government as an “autonomous institution” (instituto autónomo), in 1960, is a non-operating holding entity that, through its vertically-integrated operating subsidiaries, constitutes Venezuela’s largest diversified mining and mineral processing business based on estimated market share and production volume. With operations throughout the Guayana region, which occupies more than 550,000 square kilometres in southern Venezuela, CVG is Venezuela’s, and one of Latin America’s, largest producers of aluminum (including its principal constituent elements, bauxite and alumina) and steel and iron products. CVG’s business also includes an increasing emphasis on significant mining and production of gold. CVG is also engaged in the growing and harvesting of timber and production of lumber. CVG comprises 15 operating subsidiaries and approximately 18,000 employees. On November 26, 2011, the Ministry of Popular Power for Mining and Basic Industries (Ministerio del Poder Popular para las Industrias Básicas y Minería) was divided. The mining division went to MPPPM and the basic industries became known as the Ministry of Popular Power for the Industries (Ministerio del Poder Popular de Industrias), which controlled CVG. Thereafter the Venezuelan Mining Corporation was created to manage the extraction of gold and nickel, as well as coal mines in the State of Zulia.

CVG’s mission is to sustainably exploit the abundant reserves of bauxite, iron, gold and other precious metals, and forestry resources in, and to promote the overall development of, the Guayana region. All land in the Guayana region is owned by Venezuela. However, under the Law Decree for the Partial Reform of the Organic Law of the Development of Guayana of 2001, political coordination of all activities relating to the exploration and exploitation of minerals and other natural resources in the Guayana region is vested in CVG. As such, CVG is authorized to undertake those activities directly or through agreements with public or private foreign or domestic entities.

In July 2006, the Ministry of Council to the President established the Development Zone of the Guayana, with the purpose of strengthening the balanced development of the country. This area is approximately 554,101 square kilometers, or approximately 61% of the country. The Guayana region holds great reserves of iron ore, bauxite, gold, diamonds and limestone, among other minerals, in addition to great forestry reserves. Moreover, the region possesses approximately 80% of the natural water resources of the country, which provides energy production of approximately 63,500 million kilowatt-hours per year.

In January 2007, CVG began the construction of the Social Production Company National Iron and Steel, or EPS Siderúrgica Nacional, with an initial investment of approximately U.S.$2.1 billion. EPS Siderúrgica Nacional is expected to produce 1.55 million tons of liquid steel per year. In July 2007, CVG began the construction of the Social Production Company Services of Lamination and Smelting of Aluminium, C.A. (Servicios de Laminación y Fundición de Aluminio), referred to as EPS Serlaca, which has the capacity to laminate 114,000 tons of aluminum per year. The Republic invested U.S.$210.0 million into EPS Serlaca in order to process and increase the value of the primary aluminum produced by CVG Aluminio del Caroni S.A., or CVG Alcasa and CVG Industria Venezolana de Aluminio C.A., or CVG Venalum.

In 2008, SIDOR and its subsidiaries and associated companies were designated as state-owned enterprises and the activities of such companies were declared to be of public and social interest. In connection with that designation and declaration, SIDOR has been under operational control of CVG since July 12, 2008. On July 26, 2010, Banco Central assisted in the structuring of a Bs.2.0 billion loan with various public sector banks to CVG in order to help SIDOR pay obligations owed to workers and contractors.

In June 2010, construction began for the Social Production Company Pulp and Paper C.A., or Pulpaca, a pulp and paper plant that is expected to produce approximately 250,000 tons of paper per year. In addition, construction of the Tocoma Hydroelectric Power Plant, or Complejo Hidroeléctrico Represa de Tocoma Manuel Piar, the fifth hydroelectric power plant in the Development Zone of the Guayana region continues to advance. This plant is expected to have an installed capacity of 2,250 megawatts, or MW. The entire project is expected to be completed by 2014.

CVG has various investment projects currently under way or set to begin. These projects encompass CVG’s activities in hydroelectric power generation and transmission, ferroalloy, aluminum and forest products manufacturing. For more information, refer to “Bolivarian Republic of Venezuela—Foreign Trade and Balance of Payments-Trading Partners”.

CVG experienced a significant reduction in aluminum production in 2010 due to the closure of certain production lines at CVG Alcasa and electricity conservation efforts at CVG Venalum due to the National Energy Savings Plan implemented by the Government.

In 2012 the Government, through the Ministry of Popular Power for Industries and CVG, collectively invested a substantial amount of resources intended primarily for the recovery of the productive capacity of enterprises following the electricity crisis of 2010. The crisis affected significantly the productive capacity of the aluminum companies (Venalum and Alcasa) and iron-steel sector. The investment was also directed towards technological adaptation, and completion of social production company projects. During 2012, U.S.$1.2 billion and U.S.$991.9 million were invested in the Iron-Steel industry, and in aluminum companies, respectively.

The following tables set out the production and exports of CVG’s aluminum, iron and gold companies for the periods indicated:

Production	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of metric tons, except as noted)
Iron	13,802	14,009	17,037	17,212	10,883
Bauxite	3,611	3,126	2,455	2,286	2,351
Alumina	1,376	1,244	1,222	807	579
Aluminum	569	362	330	217	170
Gold (in kilograms)	4,263	—	—	—	—

(—)	Not available.

Sources: MPPIBAM (Ministerio del Poder Popular para las Industrias Básicas y Minería) now known as the Ministry of Popular Power for Industries (Ministerio del Poder Popular de Industrias) and MPPPM.

Exports	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in millions of U.S. dollars)
Iron Ore	$392.4	$501.0	$559.0	$452.0	$194.0
Bauxite	0.0	0.0	4.9	4.3	0.0
Alumina	243.5	115.4	123.0	93.0	296.8
Aluminum	347.3	85.9	24.2	144.0	35.0
Total	983.2	702.3	711.1	693.3	525.8

Sources: MPPIBAM and MPPPM.

Agriculture and Livestock

Venezuela’s principal agricultural and livestock products are coffee, cocoa, sugar cane, rice, corn, plantains, pork, eggs and milk.

During 2009, the agricultural sector grew by 1.0% as compared to 2008 and comprised 4.6% of GDP. The growth in the agricultural sector in 2009 was primarily due to an increase in Government loans and credits provided to farmers and other agricultural producers which were used to meet increased production and operational demands. In 2010, the agricultural sector grew by 0.9% as compared to 2009 and comprised 4.8% of GDP. The growth in the agricultural sector in 2010 was primarily due to an increase in credit access to farmers. In 2011, the agricultural sector contracted by 0.8% as compared to 2010 and comprised 4.5% of GDP. The contraction in the agricultural sector in 2011 was primarily due to the adverse effect of climate on crops, issues with the distribution of inputs, such as seeds and fertilizers, and the displacement of local produce by imported goods. In 2012, the agricultural sector grew by 2.0% as compared to 2011 and comprised 4.3% of GDP. The growth in the agricultural sector in 2012 was primarily due to better climate conditions, among other factors. In 2013, the agricultural sector grew by 10.61% as compared to 2012. The growth in corn in the agricultural sector in 2013 was primarely due to adequate funding policy for producers and also for the excellent weather conditions.

The following tables set out the exports and imports of the agricultural sector for the periods indicated:

Exports	Year Ended December 31,
	2009	2010	2011	2012	2013
	(metric tons)
Coffee	0	0	0	0	0
Cocoa	2,832	3,259	1,375	3,126	1,914
Sugar Cane	0	0	0	0	0
Rice	0	0	0	0	0
Corn	21	17	7	20	47

Source: Banco Central and INE.

(1)	January-September 2013.

	Year Ended December 31,
Imports	2009	2010	2011	2012	2013
	(metric tons)
Coffee	10,127	24,324	18,701	48,183	38,307
Cocoa	26	0	0	0	0
Sugar cane	27,750	0	19,333	13	985
Rice	248,918	491,787	294,986	348,859	225,677
Corn	1,686,458	1,818,173	1,178,828	2,273,722	1,641,371

Source: Banco Central and INE.

(1)	January-September 2013.

Lands and Agricultural Development Law-Decree

In November 2001, a new law-decree was issued targeting land reform. This new Lands and Agricultural Development Law-Decree replaced the Law of Agrarian Reform promulgated in 1960. This law-decree has intended to reallocate arable lands in Venezuela according to a plan determined by the Government. Under this law, a Government agency, the National Lands Institute(“INTI”), classifies rural land according to its best use, such as agriculture, cattle-raising or forestry. In addition, certain unused, uncultivated or idle rural lands are also subject to tax or expropriation and redistribution. In most cases, this redistribution of land would not be an outright grant to the recipient, but rather is by the right to work the land in a productive manner. Two additional agencies, the National Institute of Rural Development and the Venezuelan Agrarian Corporation, will oversee the implementation and operation of the land reform system.

In July 2002, then President Chávez passed a law-decree that relates to land reform in Venezuela in connection with the Government’s plan to reallocate arable lands according to their most productive use. Under the law-decree, the Government may expropriate idle or uncultivated lands that do not comply with a minimum requirement of productivity upon the payment of due compensation to owners.

As of May 2014, INTI, following the legal process, had recovered nationally 3,739,509 hectares of land that was owned either by the state, declared unproductive or illegally occupied, and distributed land to poor farmers through agricultural cooperatives and other socio-productive entities in order to improve participation in agricultural production and alternatives to expand the production of major agricultural commodities.

In January 2011, then President Chávez used his legislative authority to issue Ley de Atención al Sector Agrícola (Law of Attention to the Agricultural Sector). The objective of the law is to support producers, farmers and fishermen who were affected by the natural disasters that occurred during the last quarter of 2010. The law stipulates, among other things, the restructuring or forgiveness of debts accrued by the rural producers that were affected by record-setting rainstorms.

In connection with the Law of Attention to the Agricultural Sector, then President Chávez announced in December 2011 a new social initiative known as Agri-Venezuela Mission (Gran Misión Agro-Venezuela). The mainthree goals of this initiative were: (1) Increasing production of traditional crops; (2) increasing the amount of agricultural land that is cultivated; and (3) promoting and stimulating urban agriculture. The program included a national agricultural census to better understand the situation of the producers in the country and to implement a more effective agricultural policy.

The Agricultural Bank was created in July 2012. The Agricultural Bank was established to provide credit facilities that contain special funding conditions to small- and medium-sized farms.

The Ezequiel Zamora Fund (Ley del Fondo Ezequiel Zamora para el Fortalecimiento y Financiamento de la Gran Misión Agro-Venezuela) was created in February 2012 to promote agricultural development and support programs set forth in the Agri-Venezuela Mission.

On August 7, 2013, President Maduro ordered the exemption of income tax for operating activities for primary agricultural activities. As an incentive to production, subsidies were granted to producers of various agricultural products.

Electric Sector

The electric sector in Venezuela is made up of a single state-owned corporation, Corporación Eléctrica Nacional S.A. (CORPOELEC) which is in charge of generation, transmission, distribution and commercialization of electric power serving approximately 6,209,122 subscribers as of July 2014. On January 12, 2012, the following companies were merged into CORPOELEC: Electrificación del Caroní, C.A. (EDELCA), Compañía de Administración y Fomento Eléctrico (CADAFE), Energía Eléctrica de Venezuela (ENELVEN), C.A. Energía Eléctrica de Barquisimeto (ENELBAR), C.A. La Electricidad de Caracas (EDC), Empresa Nacional de Generación C.A. (ENAGER), Energía Eléctrica de la Costa Oriental del Lago C.A. (ENELCO), and Sistema Eléctrico del Estado Nueva Esparta (SENECA).

As of December 31, 2013, the total capacity of the existing grid was projected to be approximately 30,186 MW, an increase from 27,960 MW in 2012. The electricity gross generation for the year 2013 totaled 132,205 GWh, a 3.3% increase as compared to 2012. This electricity was produced using the following sources: 61.7% hydro power, 15.6% gas, 17.8% gasoil, and 4.9 % fuel oil.

In 2013, CORPOELEC invested U.S.$1.67 billion, primarily in power generation activities which represented 74.9% (U.S.$1.25 billion) of the investment for 2013. The remaining amount was spent as follows: 8.8% on power transmission lines (U.S.$0.15 billion), 4.9% on distribution (U.S.$0.08 billion), and 11.4% on others related activities (U.S.$0.19 billion). Approximately 3,869 MW were added to the national grid during 2013.

Due to a drought that began in October 2009 and its effect on the country’s hydroelectric-based energy grid, in February 2010 the Government announced that the country was facing an energy emergency. The drought severely depleted water reserves at the Guri hydroelectric dam, Venezuela’s most important hydroelectric energy plant, which, at the time, produced approximately two-thirds of the country’s electricity. Through MPPEE the Government took preemptive measures in the fall of 2009 to decrease reliance upon hydroelectric energy and to increase thermoelectric capacity within the power grid. On February 8, 2010, pursuant to Presidential Decree No. 2,228, then President Chávez announced rolling blackouts and a mandatory energy cut in order to ease pressure on the Guri dam. Some businesses were permitted to operate only during certain hours, while others operated on a four-day workweek schedule in order to meet the conservation requirement.

In December 2011, the Rational and Efficient Use of Energy Law (Ley de Uso Racional y Eficiente de la Energía) was enacted. The law requires citizens and entities to make rational and efficient use of their electricity in order to preserve the national electric system. The law states that the Ministry of Popular Power of Electric Energy will manage the rational and efficient use of energy as well as review and evaluate the Rational and Efficient Use of Energy Plan as established under this law.

In 2013, in order to strengthen the national electricity system, the Government adopted a 100-Day Plan (Plan de los 100 días) in order to achieve improvements between the electricity generation and the electricity demand of 2,000 MW. This goal was successfully reached in 100 days. Subsequently, on September 18, 2013 the Electric Mission Venezuela (Misión Eléctrica Venezuela) was created, which seeks to ensure the security and defense of the national electricity system and promote productive development of the country. This Mission seeks to strengthen the Electricity Sector, encourage the use of renewable energy, implementing actions for demand management and the rational and efficient use of electricity, among other guidelines. The main objective of the Mission is to defend and transform the electrical service in order to improve quality of life.

The electric power demand in Venezuela increased by 1.8% in 2013 as compared to 2012, from 18,357 MW to 18,696 MW. The consumption control in critical areas, as part of the Republic’s plan to manage the electricity deficit, saved approximately 1,924 MW of energy, approximately 243 kilometers of electric lines were incorporated into the main transmission network and approximately 933 MVA was incorporated into the transformation system.

Modernization of the electric sector has been difficult because of insufficiency of transmission, inefficiencies in plant and equipment and lack of investment funds. Blackouts affecting significant areas of the country continue to occur, including a blackout in September 2013 during several hours in a large part of the country. The Government estimates that the electric power sector will require a U.S.$14.5 billion investment by 2015, considering a 6.30 Bs./US$ exchange rate (6.093 MW during the next year) in order to meet the Republic’s electricity demand over the next 10 years (228.021 GWh by 2024).

The Telecommunications Sector

CONATEL is the governmental agency responsible for the regulation of the telecommunications market. CONATEL’s main goals are to broaden the general public’s access to telecommunications services regardless of the geographic location of the governmental agency, and develop education and health services through telecomunication services. To achieve this goal, CONATEL created a Universal Service Fund dedicated to providing service in areas without access to telecommunications services. Since 2005, CONATEL has launched several Universal Service projects with the participation of Venezuelan telecom operators that competed for infrastructure projects. In 2013, approximately U.S.$436.9 million was allocated to infrastructure projects, and in 2014, approximately U.S.$143.4 million of the Universal Service Fund have been allocated to infrastructure projects in support of social policies. This fund is expected to have a balance of approximately U.S.$89.8 million as of December, 2014.

On December 22, 2010, a partial reform of the Social Responsibility in Radio and Television Law was enacted. The Law aims to strengthen national content production and incorporates within its scope the regulation of messages distributed through electronic media. The legislation prohibits the dissemination on television, radio or electronic media of messages that incite or promote hatred and intolerance based on race, religion, politics, gender as well as racist or xenophobic messages. The legislation also prohibits the dissemination via the media of any messages that incite or promote and/or justify crime, constitute war propaganda, provoke unrest in the population or disturb the public order, disregard a public officer’s authority, or promote the violation of the law. Providers of electronic media were required to quickly establish mechanisms to restrict the dissemination of messages in violation of the Law, otherwise they are subject to penalty as delineated by the Law.

The reform of the Organic Telecommunications Law (LOTEL) declares “the establishment and operation of telecommunications networks” as a “public interest service”. The LOTEL establishes the maximum duration of licenses for the use and operation of the radio spectrum to 15 years, which was already prescribed in the Regulations of the Telecommunication Law on Administrative Authorizations and Licensing for the Use and Operation of Radio Spectrum.

The reform kept existing restrictions related to the transfer of telecommunication licenses and incorporated some existing rules related to the sale or transfer of ownership of companies holding broadcast licenses.

In 2012, CONATEL worked on the establishment of the Presidential Commission for Digital Terrestrial Television (DTT) as an advisory body for the implementation of Digital Terrestrial Television (DTT). The DTT was created by Decree No. 8,919 of April 17, 2012, which also provided that CONATEL would develop the regulatory framework in this area.

On February 19, 2013 the State adopted the Japanese Standard on Digital TV Identified as ISDTB (Integrated Services Digital Broadcasting-Terrestrial), with those technological innovations developed by Brazil and identified as ISDB-T International, ISDB-Tb or SBTVD, short for Sistema Brasileiro de Televisão Digital.

The objectives of Digital Television Broadcasting include promoting knowledge and training; fostering peaceful cooperation between nations, promoting and consolidating Latin American integration; encouraging scientific and technological research and content generation to contribute to the democratization of information; optimizing the use of radio spectrum; and improving the quality of audio and video services.

The Technical Standards on Domestic Audiovisual Production Services and other Audiovisual Production Services were published in Administrative Order No. 027 on May 20, 2014. The objective of these standards is to regulate and promote a socially responsible environment within the audiovisual industry by balancing the rights and interests of radio and television providers and users in their practice of message transmission and reception. In addition, Administrative Order No. 028 established the conditions to provide domestic audiovisual production services.

Telecommunications Market

The telecommunications sector grew by approximately 7.9% during 2010, as compared to 2009. According to Banco Central, in 2011, the telecommunications sector grew by 7.3% as compared to 2010. In 2011 the mobile service grew by 3.2% due to an increase in the number of subscribers. In 2011 the local fixed telephone service increased by 3.5%. In 2011, internet services and subscription television increased 17.1% and 9.7%, respectively. In 2012, the telecommunications sector grew 7.0% compared to 2011. In 2012, mobile service grew by 6.2% due to an increase in the number of subscribers. In 2012, the local fixed telephone service increased by 4.3%. In 2012, internet services and subscription television increased 12.3% and 21.6%, respectively. In 2013, mobile service grew by 1.1% due to an increase in the number of subscribers. In 2013, the local fixed telephone service increased by 1.6%, and internet services and subscription television decreased 1.9% and 24.1%, respectively.

In 2013, the telecommunications sector grew in all of its variables:

•	Total operating income earned by major carriers reached U.S.$10,656 million, showing a 34.78 % increase with respect to 2012. Total investments for U.S.$1.602 billion were executed, reflecting a 40.51% increase with respect to 2012.

•	Subscription broadcasting services (Cable TV) were influenced by greater availability of programming plans with different price levels and presence of new operators. These factors contributed to an increase of 825,000 customers reaching 4.22 million total subscribers and U.S.$1.509 billion in total operating revenues. Penetration is estimated at 58 subscribers per 100 households.

•	Mobile services reached 30.89 million active lines and 700,734 new subscribers, and contributed U.S.$5,977 million to total operating revenue of the sector. Penetration is estimated at 103 lines using a mobile phone system per 100 individuals.

•	In fixed telephone services 125,000 new subscribers joined, for a total of U.S.$7.77 million lines contracted, resulting in a U.S.$443.3 million contribution to the sector’s total operating income. Concerning penetration, 93 out of every 100 households are estimated to have the service.

•	Internet Services reached a total of 3.60 million subscribers generating U.S.$866.7 million in operating revenues. There is an estimated 12.99 million users of this service, and penetration is estimated at 43 out of every 100 individuals.

Telesur

In 2005, TELESUR, the Latin American television network sponsored and originally owned by the governments of Venezuela, Argentina, Cuba and Uruguay, began broadcasting that can now be seen in at least 30 countries. TELESUR was designed to spur Latin American integration by creating a new communication paradigm that serves as an alternative to large media conglomerates. The network was funded with U.S.$10 million provided by the countries that jointly owned the network at the time of funding. Afterwards, in April 2006, Bolivia agreed to buy a 5% stake in TELESUR and in 2007, Nicaragua and Ecuador also became shareholders of the television station. Currently TELESUR is jointly owned by seven countries: Venezuela(51% ownership), Argentina (14% ownership), Cuba (13% ownership), Uruguay (7% ownership), Bolivia (5% ownership), Ecuador (5% ownership), and Nicaragua (5% ownership). In August 2008, Paraguay signed an agreement to incorporate Paraguay in TELESUR’s broadcasting. Other Latin American countries may join in the future. In 2010, TELESUR signed an agreement to expand its broadcast in Europe, the Middle East and North Africa in order to reach approximately 130 million potential viewers. As of 2014, the signal of TELESUR is available in Canada, USA, Europe, North Africa, Middle East, Latin America and the Caribbean, and it is featured by more than 1,000 cable TV operators, DTH, IPTV, and OTT, via its internet website (www.telesurtv.net), and through free-to-air broadcasting television.

THE FINANCIAL SYSTEM

Banco Central

Banco Central, which is wholly owned by the Republic, is Venezuela’s central bank and its currency-issuing bank. The Constitution adopted in 1999 granted Banco Central, for the first time in its history, constitutional authority as an independent legal entity with autonomy to exercise its delineated powers. Banco Central’s principal role is to control inflation and maintain the stability of the Bolívar. Under the Constitution, Banco Central is prohibited from underwriting, cosigning or guaranteeing any debt of the Republic. In addition, Banco Central is required to provide the National Assembly an account of its actions, goals and results achieved as well as certain periodic reports to the National Assembly which describe the current status of the macroeconomic variables of the economy. The National Assembly must approve Banco Central’s budget.

On October 3, 2001, a new Banco Central Law became effective. A purpose of the new Banco Central Law of 2001 is to coordinate the regulations and activities of Banco Central with the provisions of the Constitution and thus to promote economic development in a more cohesive manner. In July 2005, the National Assembly approved an amendment to the Banco Central Law. The reform allows PDVSA to maintain its oil and gas export proceeds in offshore accounts in amounts sufficient to cover its foreign currency-denominated investments and expenses. The balance of such proceeds, net of applicable corporate income tax, dividends and royalties, was required to be contributed by PDVSA to FONDEN. See “Bolivarian Republic of Venezuela International Reserves—Banco Central Transfers”.

In May 2010, the Banco Central Law was further amended to require Banco Central to create a strategic financial and exchange system to monitor the flow of monetary and financial information in order to guarantee the proper functioning of the economy. Under the amended law, Banco Central’s regulatory authority over the Republic’s payment systems (domestic, bilateral and regional) was enhanced. The amendment also modified Banco Central’s operations with other financial institutions which, among other things, expanded the categories of assets Banco Central could receive from financial institutions as collateral or a guarantee in connection with lending operations in exceptional circumstances.

Under the Banco Central Law, Banco Central’s statutory functions include, among others:

•	formulating and executing monetary policy;

•	participating in the design of exchange rate policy;

•	executing exchange rate policy;

•	regulating credit and interest rates in the financial system;

•	regulating Venezuelan currency and promoting adequate liquidity of the financial system;

•	centralizing and administering the Republic’s international monetary reserves;

•	estimating the adequate level of the Republic’s international monetary reserves;

•	participating in and regulating operations in the foreign exchange market;

•	overseeing the performance of the Republic’s payments system and establishing its operating regulations;

•	advising other public authorities within their jurisdiction;

•	participating in, regulating and executing operations in the gold market;

•	collecting, producing and publishing the Republic’s main economic statistics;

•	overseeing the Republic’s rights and obligations in the IMF in accordance with relevant agreements and laws;

•	promoting solidarity, civic participation and social responsibility for the purpose of contributing to the socio-economic development of the population;

•	issuing, on an exclusive basis, Venezuelan currency;

•	performing other operations and services of the type commonly provide by central banks, in accordance with the law;

•	providing assistance to the political branches; and

•	promoting actions that foster solidarity, citizen participation and social responsibility, with the goal of contributing to the development of the population and to its socio-economical education.

FONDEN

The July 2005 amendment to the Banco Central Law required PDVSA to make contributions to FONDEN with its excess dollar cash flow after all its external and internal obligations have been satisfied, including capital, operational and tax-related disbursements. Amounts deposited in FONDEN could only be used for social, educational, health care, liability management and special and strategic purposes. Under the amended law, Banco Central is required to determine the optimum level of international reserves and to distribute the excess to FONDEN and inform the National Assembly on an annual basis. The amendment also required Banco Central to make a one-time special contribution to FONDEN of U.S.$6.0 billion from Venezuela’s foreign currency reserves. The contribution deposit was made on November 7, 2005 and since that date through December 31, 2007, approximately U.S.$17.0 billion was added by Banco Central and approximately U.S.$15.1 billion has been contributed by PDVSA. Collectively, since December 31, 2007, Banco Central and PDVSA have contributed approximately U.S.$32.1 billion to FONDEN. In 2008, Banco Central contributed an additional U.S.$1.5 billion and PDVSA added an additional U.S.$11.7 billion to FONDEN. Collectively, in 2008 Banco Central and PDVSA contributed an additional U.S.$13.2 billion to FONDEN. In 2009, Banco Central contributed U.S.$12.3 billion and PDVSA added U.S.$604.2 million to FONDEN. Collectively, in 2009 Banco Central and PDVSA contributed U.S.$12.9 billion to FONDEN. In 2010, Banco Central contributed U.S.$7.0 billion and PDVSA added U.S.$1.3 billion to FONDEN. Collectively, in 2010 Banco Central and PDVSA contributed U.S.$8.3 billion to FONDEN. In 2011, Banco Central contributed U.S.$3.5 billion and PDVSA added U.S.$14.3 billion to FONDEN. Collectively, in 2011 Banco Central and PDVSA contributed U.S.$17.8 billion to FONDEN. In 2012, Banco Central contributed U.S.$4.0 billion and PDVSA added U.S.$16.0 billion to FONDEN. Collectively, in 2012 Banco Central and PDVSA contributed U.S.$20.0 billion to FONDEN. In 2013, Banco Central contributed U.S.$1.8 billion and PDVSA contributed U.S.$10.4 billion to FONDEN. Collectively, in 2013 Banco Central and PDVSA contributed U.S.$12.2 billion to FONDEN. Banco Central carries its contributions to FONDEN as an asset on its balance sheet.

Amounts deposited in FONDEN have been or are being used for major infrastructure projects such as bridges, highways, intra-city trolleys, subway lines, railroads, electricity generation, rural irrigation systems, hospitals, educational facilities, as well as for the purchase of Brady bonds as part of a liability management program put in place in 2006 and since completed.

As of December 31, 2013, FONDEN had allocated approximately U.S.$130.7 billion, to the various projects financed by FONDEN, including, approximately U.S.$29.2 billion allocated to mining and petroleum projects; approximately U.S.$5.1 billion were allocated to housing projects; approximately U.S.$6.4 billion were allocated to agriculture projects; approximately U.S.$0.7 billion were allocated to science and technology projects; and approximately U.S.$2.2 billion were allocated to environmental projects. FONDEN keeps its resources in financial trusts (local and foreign currency investments) at Banco del Tesoro, where funds are being disbursed in accordance with projected execution levels.

Monetary Policy

Historically, Banco Central has conducted an active monetary policy that has supported the Government’s economic adjustment plans. Banco Central utilized open-market operations with respect to its own instruments issued initially through the Caracas Stock Exchange and later by means of an auction mechanism. Between 2004 and 2010 Banco Central continued to conduct open-market operations; since 2007, however, the level of those operations has decreased in favor of a more active use of official reserve requirements by Banco Central.

In 2009, the banking sector experienced a crisis leading to the closure of 14 banks and the buyout of five financial institutions by the Government. Consequently, the economy experienced a decrease in credit lending. In order to offset the decrease in credit lending and avoid a reduction in bank liquidity, Banco Central increased the maximum daily trading volume of CDs (certificates of deposit). In addition there was a reduction in the reserve requirements for financial institutions. As a result, the crisis was successfully averted. Banco Central decided to keep the regulations in order to boost credit intermediation, however, these measures have led to a decrease in open-market transactions since 2010.

The table below sets forth the changes in monetary aggregates for the periods indicated:

At the end of year	M2-in billions of nominal Bolívares	In millions of Dec. 2007 Constant Bolívares	M1-in billions of nominal Bolívares	In millions of Dec. 2007 Constant Bolívares	Monetary base-In billions of nominal Bolívares	In millions of Dec. 2007 Constant Bolívares
2009	249,098.1	148,804.1	202,351.6	120,879.1	97,563.3	58,281.6
2010	296,595.8	139,116.2	272,162.4	127,655.9	123,051.5	57,716.5
2011	446,616.8	162,406.1	426,590.3	155,123.7	172,750.7	62,818.4

At the end of year	M2-In billions of nominal Bolívares	In millions of Dec. 2007 Constant Bolívares	M1-In billions of nominal Bolívares	In millions of Dec. 2007 Constant Bolívares	Monetary base-In billions of nominal Bolívares	In millions of Dec. 2007 Constant Bolívares
2012	719,047.5	218,754.9	701,918.5	213,543.8	268,355.7	81,641.5
2013	1,220,136.6	243,152.0	1,199,721.7	239,083.6	444,894.3	88,659.7

Source: Banco Central.

In 2013, the M2 monetary aggregate increased by Bs.501,089.1 billion (U.S.$79.5 billion), representing an increase of 69.7% from year end 2012.

For information concerning the exchange control regime of Venezuela, see “Bolivarian Republic of Venezuela—The Venezuelan Economy—Exchange Control Regime”.

The following table sets out Venezuela’s interest rates, by quarter, for the periods indicated:

Interest Rates	Short-Term (Commercial Banks)(1)	90-Day CDs Deposit Rate(2)	Banco Central Discount Rate	Basic Inflation Rate(3)
Year and Quarter
	(in % per annum)
2009
First Quarter	22.90	17.10	33.50	23.33
Second Quarter	20.59	15.60	29.50	29.22
Third Quarter	19.54	14.52	29.50	31.38
Fourth Quarter	19.84	15.05	29.50	23.49
2010
First Quarter	18.87	14.59	29.50	28.41
Second Quarter	17.87	14.64	29.50	44.57
Third Quarter	18.02	14.77	29.50	18.80
Fourth Quarter	18.08	14.93	29.50	19.30
2011
First Quarter	17.68	14.93	29.50	33.80
Second Quarter	17.49	14.97	29.50	29.06
Third Quarter	17.61	14.51	29.50	25.15
Fourth Quarter	16.86	14.50	29.50	28.08
2012
First Quarter	16.28	14.50	29.50	19.12
Second Quarter	16.48	14.50	29.50	14.65
Third Quarter	16.74	14.50	29.50	16.36
Fourth Quarter	16.14	14.50	29.50	25.08
2013
First Quarter	15.73	14.50	29.50	33.92
Second Quarter	15.60	14.50	29.50	75.00
Third Quarter	15.88	14.50	29.50	49.75
Fourth Quarter	15.55	14.50	29.50	54.76

(1)	Corresponds to the average of promissory notes, loans and discounts. Loans include interest rates for mortgage credits.
(2)	Interest rates are calculated using averages during the relevant period. The interest rate average is calculated based on the data of the six largest commercial banks of the Venezuelan financial system.
(3)	Based on the CPI (base 2007) calculated by annualizing forward cumulative quarterly inflation rates.

Source: Banco Central.

The following table sets out total outstanding loans and long-term investments by quarter by public and private financial institutions for the periods indicated:

Year and Quarter	Commercial Bank Credit	Mortgage Bank Credit	Other(1)	Total Credit of the Financial System(2)	Percentage Change(3)
	(in thousands of Bolívares)
2009
First Quarter	62,507,150	16,325,187	56,966,106	135,798,443	24.89
Second Quarter	55,911,087	17,595,963	66,786,679	140,293,729	18.17
Third Quarter	61,421,482	19,248,701	70,296,147	150,966,330	20.56
Fourth Quarter	62,298,049	21,435,566	75,269,994	159,003,609	16.85
2010
First Quarter	55,979,525	22,860,941	77,497,597	156,338,063	15.13
Second Quarter	57,205,856	24,283,943	82,348,208	163,838,007	16.78
Third Quarter	60,770,098	25,722,468	84,549,747	171,042,313	13.30
Fourth Quarter	67,267,274	27,935,543	96,248,431	191,451,248	20.41
2011
First Quarter	66,161,209	29,022,507	100,370,726	195,554,442	25.08
Second Quarter	73,895,400	31,850,835	113,805,333	219,551,568	34.01
Third Quarter	85,995,861	34,111,951	122,332,255	242,440,067	41.74
Fourth Quarter	100,762,312	36,945,917	138,087,786	275,796,015	44.06
2012
First Quarter	110,260,896	38,522,822	150,503,010	299,286,718	53.06
Second Quarter	127,927,616	41,003,345	167,245,603	336,176,564	53.11
Third Quarter	142,478,168	43,344,681	180,975,947	366,798,796	51.29
Fourth Quarter	164,201,449	47,671,647	198,470,011	410,343,107	48.78
2013
First Quarter	171,606,797	50,229,677	211,992,309	433,828,783	44.95
Second Quarter	196,834,410	53,245,626	244,013,481	494,093,517	46.97
Third Quarter	236,305,722	55,856,963	277,449,175	569,611,860	55.29
Fourth Quarter	284,843,326	59,832,457	320,367,291	665,043,074	62.07

(1)	Includes finance companies and savings and loan institutions.
(2)	Excludes Banco Central.
(3)	From the corresponding quarter of the previous year.

Source: Banco Central.

Banco del Tesoro

In August 2005, the National Assembly passed a law creating a treasury bank, referred to as Banco del Tesoro. Banco del Tesoro’s mission is to serve the financial needs of its clients and to help initiate any strategic economic plans of the Republic. In accordance with the law, Banco del Tesoro acts as the Government’s chief financing arm, handling the Central Government’s banking needs and managing debt payments and debt issues of the Government. Banco del Tesoro also acts as depository for Government funds previously held by private banks, which currently account for approximately 26% of deposits held by private banks. For initial capital, the National Assembly approved a transfer of Bs.30.6 million, or approximately U.S.$14.2 million, to Banco del Tesoro, and later approved an additional transfer of Bs.30.0 million.

In 2013, Banco del Tesoro increased its offices and locations to 72 branch offices as of year-end 2013. Approximately Bs.54 billion, or U.S.$8.6 billion, in public deposits were made in Banco del Tesoro in 2013, as compared to Bs.25.0 billion, or U.S.$4.9 billion in 2012. At year-end 2013, Banco del Tesoro had extended approximately Bs.28.8 billion, or U.S.$4.6 billion, in lines of credit, as compared to Bs.12.1 billion, or U.S.$1.9 billion in 2012.

Banco del Sur

Banco del Sur is a financial institution that is being promoted by Venezuela for regional integration that serves to provide a source of funding for Latin American and Caribbean countries. Banco del Sur’s principal objective is to finance development projects and serve as an alternative to traditional multilateral lenders, including the World Bank, IADB and the IMF. The bank was established in 2007 through a treaty signed by seven countries: Argentina, Brazil, Bolivia, Ecuador, Paraguay, Uruguay and Venezuela. In March 2009, the member countries agreed to contribute U.S.$7.0 billion in initial capital, with Argentina, Brazil and Venezuela each agreeing to contribute U.S.$2.0 billion, Ecuador and Uruguay agreeing to contribute U.S.$400 million and Paraguay and Bolivia agreeing to contribute U.S.$100 million each.

On September 26, 2009, Banco del Sur was officially created when the presidents of the seven participating countries signed the constitutive act of Banco del Sur. Because the purpose of Banco del Sur is to finance development projects for all Latin American and Caribbean nations, non-member states such as Colombia, Chile, Peru, Guyana and Surinam agreed to contribute a total of U.S.$3.0 billion, providing Banco del Sur with U.S.$10.0 billion in total initial capital. Banco del Sur is based in Caracas and has two branches, one in Buenos Aires, Argentina and another in La Paz, Bolivia. In April 2012, the Banco del Sur treaty was ratified by Venezuelan National Assembly. In June 2013, Banco del Sur held the first meeting of the Council of Ministers in order to address operational issues.

Financial Institutions

The Superintendency of Banks (Superintendencia de Bancos y Otras Instituciones Financieras or SUDEBAN) is responsible for banks and credit unions. Its functions include inspection, supervision and control.

SUDEBAN also regulates individuals, companies and institutions that conduct or purport to conduct operations that are subject to authorization under the General Law of Banks and Other Financial Institutions. FOGADE, which was established in 1985, insures deposits up to Bs.30,000 per depositor. FOGADE also assists in the recovery and stabilization of financial institutions through lending assistance. Owners, directors and administrators of media and telecommunication companies are prohibited from having a stake in financial institutions and others, including public servants and individuals who have declared bankruptcy, are prohibited from having more than a 10% stake in financial institutions.

The following table sets forth the financial institutions in the Venezuelan financial system:

Financial Institutions	Private Institutions		Public Institutions		Total Institutions
	2012	2013	2012	2013	2012	2013
Universal Banks	18	19	4	4	22	23
Commercial Banks	3	1	—	—	3	1
Special Law Regulated Banks	—	—	4	5	4	5
Development Banks	4	4	2	2	6	6
Money Market Funds
Total	25	24	10	11	35	35

Source: SUDEBAN.

In December 2010, the Institutions of the Banking Sector Law was enacted. As amended this Law adopts a series of measures to correct various problems occurring in the banking sector of the Republic. Under the Institutions of the Banking Sector Law, Venezuela’s private and public banks are regulated and required to serve not only the interests of private stockholders, but also the interests of depositors, customers and the public at large. In addition, banks are obligated to collaborate with sectors of the popular communal economy to develop productive results through sound financial intermediation.

The Law defines certain activities performed by the banks as public service. According to the Law, banks are now considered public utilities. As a public utility, the Government can take administrative measures established in the law to secure bank assets in order to keep services functioning. The Law also protects bank customers’ assets in the event of banking irregularities, makes it illegal for banks to arbitrarily change banking hours and requires that the Superintendent of Banking Institutions take into account the best interests of bank customers in addition to the stockholders.

In addition, the law sets new capital reserve requirements that banks must maintain. Banks are now required to surrender five percent of their pre-tax profit for communal council projects. As a precautionary measure, banks must also keep the equivalent of ten percent of their capital in a restricted fund to pay labor liabilities in the event the bank has to be liquidated. Additionally, banks are now restricted in the percentage of their funds that they may loan, in order to prevent credit risk. The Law limits the amount of credit that can be made available by banks to individuals or private entities to a maximum of 10% of the bank’s patrimony. Such percentage could be increased to up to 20% if the extra 10% is guaranteed by a well-rated domestic or foreign bank. The Law also limits the formation of financial groups and prohibits banks from having more than a 5% stake in brokerage firms and insurance companies.

Pursuant to article 53 of the Banking Sector Institutions Law and notices VOI-013-2011 and VOI-018-2011 issued by Banco Central, banks operating in Venezuela that hold securities issued by the Republic, or other entities owned by the Republic, such as PDVSA, were required to transfer the custody of their bonds to Banco Central by August 15, 2011.

In 2005, the National Assembly passed a resolution that requires private commercial banks to allocate certain percentages to specified projects. As of 2013, private and public sector banks must allocate approximately 34% of their total loan portfolio to certain segments of the economy defined as essential. The Venezuelan banking industry had a total of five mandatory credit allocations, including an average of 22% for the farming sector, 20% for mortgage loans, 3% for microloans, 4% for tourism and 10% for the manufacturing sector for the second semester of 2013.

Market Regulation

In August 2010, the National Assembly approved the new Capital Markets Law. This law provided for a change of name of the Comisión Nacional de Valores, or CNV, to the Superintendencia Nacional de Valores, referred to as the SNV or the National Superintendency of Securities. The Law prohibits private brokers from participating in the purchase and sale or ownership of the Republic’s public debt bonds and restricts state agencies from participating in the stock market. Under this Law, the Republic will be able to create public securities exchanges to trade the Republic’s public debt bonds that will be regulated by the SNV. All references to the SNV below refer to the CNV for periods prior to August 12, 2010.

The SNV must authorize all Venezuelan companies before they legally offer equity or debt securities to the Venezuelan public. In order to offer securities to the public in Venezuela, an issuer must meet certain SNV requirements regarding assets, operating history, management and other matters.

All outstanding securities of such companies must also be registered with the SNV and approved by the relevant stock exchange. The SNV must approve the application for listing of a security before it is listed on a stock exchange. The SNV also requires issuers to file unaudited quarterly financial statements and audited annual financial statements with the applicable stock exchanges and the SNV.

Since September 1, 1994, the SNV has required any company issuing debt in Venezuela to obtain a rating from two independent rating agencies registered with the SNV. However, as of April 4, 2002, and for any company that issues commercial paper (debt issues ranging from 15 days to 360 days), the SNV may reduce the requirement from two independent rating agencies to one, depending upon the market conditions at that time.

The Capital Markets Law and the rules issued by the SNV provide a regulatory structure for the Venezuelan securities industry. The Capital Markets Law was amended in October 1998 to conform the Venezuelan securities market to international standards. In addition to setting standards for brokers, the law empowers the SNV to regulate public offerings and trading of securities. In January 1999, the SNV promulgated regulations governing the activities of broker-dealers and brokerage houses. The SNV has also promulgated regulations requiring issuers of securities to file information regarding the issuer, its management and its significant shareholders to ensure transparency in capital markets transactions and public tender offers.

Securities Markets

The Caracas Stock Exchange is a private sector securities market in Venezuela, with approximately 32 issuers and a total of approximately U.S.$201.9 million in securities registered as of December 2013. Historically, trading on the Caracas Stock Exchange has been composed of trades in stocks and bonds. In September 2001, the exchange began to allow trades in short-term debt instruments, such as commercial paper.

From December 31, 2011 to December 31, 2012, the total market capitalization of the companies listed on the Caracas Stock Exchange increased in absolute terms from U.S.$5,355.96 million to U.S.$25,269.99 million. From December 31, 2012 to December 31, 2013, the total market capitalization of the companies listed on the Caracas Stock Exchange increased in absolute terms from U.S.$25,269.99 million to U.S.$71,193.93 million.

The SNV authorized the opening of a commodities exchange on May 19, 1999. Trading on this exchange commenced in October 1999 and, as of December 31, 2013, the cumulative trading volume of commodities totaled U.S.$759.09 million. In 2012, the Caracas Stock Exchange had a total trading volume of approximately U.S.$167.8 million, including U.S.$140.3 million in stocks. In 2013, the Caracas Stock Exchange had a total trading volume of approximately U.S.$206.85 million, including U.S.$191.46 million in stocks.

In the past, Venezuelan stock exchanges have experienced substantial market price fluctuations. Factors contributing to such fluctuations include changes in the overall state of the Venezuelan economy and adverse political developments, together with merger activity among domestic companies and takeovers of domestic companies by foreign corporations and the Government. Compared to other stock markets in Latin America, the Venezuelan stock market is among the smallest in terms of market capitalization and trading volume.

The Caracas Stock Exchange can suspend dealing in any listed security if the price of the security varies by 20% or more during a trading session.

Trading on the Caracas Stock Exchange has decreased since the Government intervened trading companies and it has been stagnant since securities regulators shut down and took over management of 47 brokerage companies in 2009, 2010 and 2011. The Government has defended its takeover on the basis that those firms had arbitrarily undervalued Venezuela’s currency in a bond market that was widely used for currency trading and that the practices of the brokerage firms that were shut down contributed to capital flight. During 2011, the Government intervened and took over management of an additional 35 brokerage businesses.

Bolsa Publica de Valores Bicentenaria

In November 2010, Venezuela’s National Assembly passed the Ley de la Bolsa Pública de Valores Bicentenaria, or the Law of the Bicentennial Public Securities Exchange, which created the Bicentennial Public Securities Exchange (the “Bicentennial Stock Exchange”) for both public and private sector entities seeking to be involved in securities trading market operations. Financial operations began on January 31, 2011 and include financial transactions with bonds issued by state-run and private entities. The Bicentennial Stock Exchange competes with the privately run Caracas Stock Exchange. It aims to increase competition and investments by allowing customers secure access to transactions. The Bicentennial Stock Exchange does not function like a typical stock exchange. Under the regulations, entities that can participate by issuing bonds include collective and social production companies and state entities, joint ventures, and small and medium-sized enterprises, in addition to other private businesses. Private brokers are not permitted to participate in the Bicentennial Stock Exchange.

During 2011 the Bicentennial Public Stock Exchange had a total of 337 operations, of which 121 were related to public debt securities and 216 were related to quasi-public debt securities. The number of operations made through primary and secondary markets were 207 and 130, respectively. The total number of private company operations during 2011 was 216. In 2012 the Bicentennial Public Stock Exchange had a total of 2,798 operations, of which 2,591 were related to public debt securities. The number of operations made through primary and secondary markets were 1,572 and 1,226, respectively. The total number of private company operations during 2012 was 207. In 2013 the Bicentennial Public Stock Exchange had a total of 2,033 operations, of which 1,752 were related to public debt securities. The number of operations made through primary and secondary markets was 689 and 1,344, respectively. The total number of private company operations during 2013 was 281.

In 2011, trading volume amounted to Bs.38.2 million for transactions related to public debt securities, equivalent to U.S.$8.9 million. The trading volume from private company operations during 2011 amounted to Bs.276.1 million, equivalent to U.S.$64.2 million, for a total trading volume in 2011 of Bs.314.3 million, equivalent to U.S.$73.1 million. In 2012, trading volume amounted to Bs.2,683.8 million for transactions related to public debt securities, equivalent to U.S.$624.1 million. The trading volume from private company operations during 2012 amounted to Bs.583.2 million, equivalent to U.S.$135.6 million, for a total trading volume in 2012 of Bs.3,267.0 million, equivalent to U.S.$759.9 million. In 2013, trading volume amounted to Bs.6,111.0 million for transactions related to public debt securities, equivalent to U.S.$970.0 million. The trading volume from private company operations during 2013 amounted to Bs.411.5 million, equivalent to U.S.$65.3 million, for a total trading volume in 2013 of Bs.6,522.5 million, equivalent to U.S.$1.035.3 million.

Financial System Supervisory Body

In March 2010, the National Assembly enacted the Organic Law on the National Financial System (Ley Orgánica del Sistema Financiero Nacional) which creates the Financial System Supervisory Body, referred to as OSFIN, with oversight and regulatory powers over the banking, capital markets and insurance sectors. OSFIN, which has yet to be constituted, will have a Board of Directors made up of the Minister of Finance, the President of Banco Central and three directors and will operate within the Ministry of Finance. The Organic Law on the National Financial System was reprinted and published in the Official Gazette No. 39,578 on December  21, 2010, due to a material error in a provision that establishes the parameters in the formation of financial groups.

PUBLIC FINANCE

General Description of Accounts and Entities

The Ministry of Finance is responsible for preparing the budget and administering the Government’s finances. The Ministry of Finance is required to submit a proposed budget to the National Assembly each year. The National Assembly may change items in the proposed budget so long as authorized expenditures do not exceed projected revenues. Nevertheless, actual expenditures in any given year may exceed revenues for that year as a result of differences in the timing of receipts and expenditures. The budget must include appropriations to be distributed to the states and the federal district in accordance with a prescribed formula. No taxes may be levied, money borrowed or expenditures made unless authorized by law. In addition to budgeted expenditures contained in the legislatively-approved budget, the Government may increase expenditures, including allocations for debt service obligations, during the course of the year with the approval of the National Assembly. However, total expenditures may not exceed actual revenues.

All revenues and expenditures are budgeted and recorded on a cash basis. The Ministry of Finance is responsible for collecting public revenues. Various ministries and agencies of the Central Government are responsible for implementing the budget. If the National Assembly does not approve the Annual Budget for the forthcoming year by December 15, the then-current Annual Budget will continue to apply.

The consolidated public sector is divided, in general terms, into two parts: the Central Government and the decentralized state institutions. The decentralized state institutions are corporations that are majority or wholly owned by the Government.

Taxation

The Organic Tax Code

The Código Orgánico Tributario, referred to as the Organic Tax Code, was approved in 1991 and amended in 1992, 1994 and 2001. The Organic Tax Code increased penalties on overdue tax payments and made tax avoidance a criminal offense. The Ministry of Finance, with assistance from the World Bank and the IADB, has developed a tax collection program aimed at decreasing income tax evasion.

The 2001 amendments to the Organic Tax Code became effective on October 17, 2001. Some of the reforms in the legislation included: (1) the adoption of the “substance over form” approach in tax administration; (2) the consent to the passing on of tax responsibilities from a target company to the acquiring company in a merger; and (3) the disallowance of offsets of income tax credits against monthly payables under the VAT. The amendments also changed the rate of interest for unpaid tax obligations. Interest on unpaid tax obligations now equals the average of the lending rates of the six largest commercial banks, multiplied by a factor of 1.2.

In addition, the reforms increased the penalties imposed on various tax offenses and set forth new categories of tax violations to deter tax evasion. Breaches of substantive obligations under the new Organic Tax Code of 2001 result in increased penalties, while offenses potentially leading to imprisonment have been broadened in scope. For example, new fines have been introduced both for the failure to pay taxes as well as for the late payment of taxes and criminal penalties have been established for tax fraud. In addition, withholding agents who intentionally fail to remit taxes withheld within three business days following payment are now subject to imprisonment for two to four years.

Furthermore, the amended Organic Tax Code permits taxpayers to enter into advance pricing agreements with the tax authorities to establish the value of transactions between affiliated enterprises.

Procedural rules have also been amended. Under the new Organic Tax Code of 2001, judicial tax appeals do not suspend the effects of a tax assessment, except in cases where the taxpayer demonstrates that non-suspension will cause irreparable damages or when the appeal is based on “sound arguments of law”. In contrast, the filing of an administrative tax appeal will suspend payments required by an assessment but not interest on the assessment. Furthermore, it is now expressly stated that the opinions of the tax authority with respect to a particular issue may not be appealed to the tax courts.

Income Tax

The Central Government is the only entity in Venezuela with the authority to tax income. Income tax revenues, as a percentage of Central Government revenues, were 25.7% in 2009, 18.8% in 2010, 17.5% in 2011, 19.6% in 2012 and 16.9 % in 2013.

The petroleum industry provided 33.2% of total income tax revenues in 2009, 23.6% of total income tax revenues in 2010, 31.0% of total income tax revenues in 2011, 25.9% of total income tax revenues in 2012 and 23.2 % of total income tax revenues in 2013.

Venezuelan income tax is payable by both natural persons and legal entities. The base of income upon which a person or entity may be taxed includes worldwide income. Certain Governmental entities, educational institutions, charitable institutions and funds, as well as certain other individuals and entities, are exempt from Venezuelan income tax. Additionally, the President, in conjunction with the Council of Ministers, has the power to exempt from the payment of taxes certain sectors or industries that are believed to be of particular importance to national or regional development. Natural persons are taxed at a rate from 6% up to 34%, depending on income level, with certain tax rebates for lower-income households. Corporations are taxed at a rate from 15% up to 34%, except for those engaged in the petroleum industry, which are taxed at a special rate determined by the Hydrocarbons Law. For more information on this law, refer to “Principal Sectors of the Venezuelan Economy-Petroleum and Natural Gas-Hydrocarbons Law”.

Value-Added Tax

In May 1999, the Government passed legislation establishing the VAT to replace the then existing sales tax. The VAT applies to sales of all goods and services throughout the chain of distribution, except certain exempted items such as food, medicine, telephone, gas and other utilities. The island of Margarita is exempted from the VAT altogether.

In 2008, the Central Government generated revenues from the VAT of approximately Bs.31.1 billion. In March 2009, the VAT was increased from 9% to 12% and since March 2009, the VAT has remained at 12%. During 2009, the Central Government generated revenues from the VAT of approximately Bs.41.7 billion. In 2010, the Central Government generated revenues from the VAT of approximately Bs.56.2 billion, an increase of 34.9% as compared to 2009. In 2011, the Central Government generated revenues from the VAT of approximately Bs.84.4 billion, an increase of 50.1% as compared to 2010. In 2012, the Central Government generated revenues from the VAT of approximately Bs.111.1 billion, an increase of 31.7% as compared to 2011. In 2013, the Central Government generated revenues from the VAT of approximately Bs.164.7 billion, an increase of 48.3% as compared to 2012.

Customs

A law was passed by the National Assembly in January 2002 to modernize Venezuela’s customs operations, which is currently in effect throughout Venezuela. Automated customs operations, referred to as the SIDUNEA system, were put into effect in several principal and secondary ports of entry. The modernized ports using the SIDUNEA system accounted for approximately 99% of customs revenues and 98% of imports. The total customs revenue collected in 2009, including the VAT, was Bs.55.3 billion. The total customs revenue collected in 2010, including the VAT, was Bs.53.1 billion. The total customs revenue collected in 2011, including the VAT, was Bs.61.8 billion. The total customs revenue collected in 2012, including the VAT, was Bs.41.2 billion. The total customs revenue collected in 2013, including the VAT, was Bs.50.3 billion.

In addition, Venezuelan customs authorities have obtained special equipment for non-intrusive inspections of cargo containers in an effort to curtail drug trafficking and customs fraud. In March 2002, the Comisión Presidencial de Lucha Contra el Fraude Aduanero (Presidential Commission Against Customs Fraud) was formed. This commission is made up of several representatives of both the public and private sector who are interested in preventing contraband and customs fraud. Together they drafted the Anti-Contraband Law, which was enacted in December 2005 and employs the use of more severe penalties and expands the scope of actions that may be taken by authorities to curtail contraband.

The Anti-Contraband Law was amended in 2010 to provide: (1) that contraband is a crime and offence against Venezuela’s defense and security; (2) that the Customs Office is responsible for the custody and storage of preemptively retained goods; (3) that smuggling as a crime only entails a penalty involving deprivation of freedom but no fines; and (4) time frames for early testing for perishable retained goods.

In 2014, SENIAT will continue working to:

•	strengthen the National Customs Service to promote defense and national security, protection and preservation of life, the environment, society and the national economy.

•	modernize and enhance customs management, administration and infrastructure;

•	promote a culture of integrity in Customs and create identity measures to combat corruption;

•	reduce illegal customs activities;

•	ensure that all goods going through Customs comply with the international and domestic legal standards;

•	facilitate trade and reduce clearance times for imports; and

•	implement automated customs processes and procedures.

SENIAT

In August 1994, the Government established SENIAT, an independent agency within the Ministry of Finance, to administer tax and customs collections. The objectives of the SENIAT for 2014 include:

•	implementing control procedures for individuals, institutions and economic groups whose source of income arise from investment income, property, capital gains and business income;

•	maintaining updated information technology;

•	reducing outstanding liabilities;

•	promoting an effective implementation of tax regulations;

•	modernizing the Venezuelan tax code system;

•	enhancing human resource capacity and organization.

The following table sets forth the revenues administered by SENIAT for the periods indicated:

	Year Ended December 31,
	(in millions of December 2007 Constant Bolívares)
	2009	2010	2011(P)	2012(P)	2013(P)
Income Tax	17,333.8	14,009.3	14,881.8	16,596.9	16,846.2
VAT(1)	27,669.5	28,911.0	34,137.4	38,528.5	40,559.04
Customs Income	4,267.3	4,544.3	6,077.7	6,607.1	5,954.4
Other Internal
Income	4,254.8	4,191.5	3,713.9	4,056.4	4,193.1
Liquor	1,172.1	1,120.9	1,117.9	1,228.3	1,471.0
Cigarettes	2,792.3	2,812.5	2,433.0	2,672.2	2,559.8
Stamp Revenue	38.8	26.4	—	—	—
Estate Tax	116.5	113.2	110.7	120.0	130.4
Matches	—	—	—	—	—
Gambling (Bingos and Casinos)	135.0	118.5	52.4	35.9	32.0
Other(2)	1,091.1	541.8	862.2	911.7	707.6
Financial Transactions Tax (ITF)(3)	0.0	0.0	0.0	0.0	0.0
Total Gross Revenues	Bs 54,616.5	Bs 52,197.9	Bs 59,673.0	Bs 66,700.7	Bs 68,260.3

(P)	Preliminary figures.
(1)	The VAT rate dropped from 14% to 11% in March 2007 and then to 9% in July 2007. As a result, the average rate was 10.5% in 2007 compared to 9% in 2008. In March 2009, the VAT rate increased from 9% to 12%, for an average rate of 11% in 2009. The VAT rate remained at 12% between 2010 and 2012.
(2)	Includes fines, interest and repayments.
(3)	The collection of the ITF took effect on November 1, 2007 and remained in force until June 12, 2008.

Source: SENIAT.

Revenues and Expenditures

Central Government

The Central Government’s revenues consist of both tax revenues and non-tax revenues, such as petroleum royalties and dividends from state-owned companies. The Central Government’s expenditures consist primarily of operating expenditures, such as salaries, interest payments and purchases of goods and services, transfers to state and local governments, and the private sector and capital expenditures.

As a percentage of Central Government revenues, non-tax revenues in 1997 Constant Bolívares accounted for 37.8% in 2009, 42.4% in 2010, 44.4% in 2011, 43.7% in 2012 and 49.6% in 2013.

Petroleum royalties provided 62.9% of non-tax revenues in 2009, 57.4% of non-tax revenues in 2010, 44.9% of non-tax revenues in 2011, 46.9% of non-tax revenues in 2012 and 28.3% of non-tax revenues in 2013.

In 2009, the Central Government’s revenues totaled Bs.13.4 billion in 1997 Constant Bolívares, representing a decrease of approximately Bs.5.5 billion as compared to 2008. This decrease was due primarily to lower oil revenues. The Central Government’s expenditures for 2009 decreased to Bs.16.5 billion in 1997 Constant Bolívares from Bs.19.8 billion in 2008. This decrease was due primarily to a decrease in transfers to the public sector. As a result of the foregoing factors, the Central Government accounts recorded a deficit for 2009 of Bs.3.1 billion in 1997 Constant Bolívares, or 5.5% of GDP.

In 2010, the Central Government’s revenues totaled Bs.13.4 billion in 1997 Constant Bolívares, representing an increase of approximately Bs.62.8 million as compared to 2009. This increase was due to higher dividends and other petroleum revenues since 2001. The Central Government’s expenditures for 2010 decreased to Bs.15.9 billion in 1997 Constant Bolívares from Bs.16.5 billion in 2009. This decrease was due primarily to a decrease in transfers to the public sector. As a result of the foregoing factors, the Central Government accounts recorded a deficit for 2010 of Bs.2.5 billion in 1997 Constant Bolívares, or 4.5% of GDP.

In 2011, the Central Government’s revenues totaled Bs.16.4 billion in 1997 Constant Bolívares, representing an increase of approximately Bs.3.0 billion as compared to 2010. This increase was due to an increase in oil tax revenues, petroleum products and other tax revenues as well as non-tax revenues. The Central Government’s expenditures for 2011 increased to Bs.19.3 billion in 1997 Constant Bolívares from Bs.15.9 billion in 2010. This increase was due primarily to an increase in capital formation, purchases of goods and interest payments. As a result of the foregoing factors, the Central Government accounts recorded a deficit for 2011 of Bs.3.0 billion in 1997 Constant Bolívares, or 5.0% of GDP.

In 2012, the Central Government’s revenues totaled Bs.17.0 billion in 1997 Constant Bolívares, representing an increase of approximately Bs.0.7 billion as compared to 2011. This increase was due to higher revenues from national taxes. The Central Government’s expenditures for 2012 increased to Bs.20.6 billion in 1997 Constant Bolívares from Bs.19.3 billion in 2011. This increase was due primarily to the increase in wages for the Central Government and decentralized entities. As a result of the foregoing factors, the Central Government accounts recorded a deficit for 2012 of Bs.3.5 billion in 1997 Constant Bolívares, or 5.7% of GDP.

In 2013, the Central Government’s revenues totaled Bs.19.3 billion in 1997 Constant Bolívares, representing an increase of approximately Bs.2.2 billion as compared to 2012. This increase was due to an increase of 1.2% in tax revenue over the previous year and to an increase of 28.2% in non tax revenues over the previous year. The Central Government’s expenditures for 2013 increased to Bs.20.7 billion in 1997 Constant Bolívares from Bs.20.6 billion in 2012. This increase was primarily due to an increase in salaries, purchase of goods and services, and debt service, among others. As a result of the foregoing factors, the Central Government accounts recorded a deficit for 2013 of Bs.1.5 billion in 1997 Constant Bolívares, or 2.3% of GDP.

The following table sets forth the revenues, by source and expenditures, by sector, of the Central Government for the periods indicated:

Venezuela Central Government Revenues and Expenditures

	Year Ended December 31,
	2009(1)	2010(1)	2011(1)	2012(1)	2013(1)
	(in millions of 1997 Constant Bolívares)
Central Government
Total Revenues	13,366.5	13,429.3	16,384.5	17,067.8	19,286.8
Current Revenues	13,366.5	13,429.3	16,384.5	17,067.8	19,286.8
Tax Revenues	8,316.2	7,736.5	9,117.0	9,610.2	9,722.6
Petroleum Sector	1,141.8	595.0	887.5	1,015.5	859.7
Other	7,174.4	7,141.5	8,229.5	8,594.7	8,862.9
Non-tax Revenues	5,050.2	5,692.8	7,267.5	7,457.6	9,564.2
Petroleum Royalties	3,174.5	3,268.3	3,260.1	3,495.2	2,705.9
Other	1,496.4	2,130.6	3,776.2	3,696.1	6,666.1
Dividends	379.3	293.9	231.1	266.3	192
Capital Revenues	0.0	0.0	0.0	0.0	0.0
Total Expenditures	16,507.7	15,936.3	19,291.3	20,596.9	20,737.1
Current Expenditures	13,139.1	13,953.2	17,023.3	17,136.9	17,241.4
Operating Expenditures	4,899.6	5,452.6	7,252.5	7,013.0	7,181.2
Salaries, etc.	3,313.0	3,662.5	4,599.0	4,387.1	4,231.6
Interest Payments	829.8	1,240.3	1,951.8	1,949.4	2,233.4
Purchase of Goods and Services	756.8	549.8	701.7	676.5	716.2
Current Transfers	8,043.5	8,353.0	9,753.2	10,123.4	10,060.2
To Rest of Public Sector	6,920.4	7,529.3	8,758.3	9,268.2	9,557.2
To Private Sector	1,123.1	823.7	994.9	853.6	503.0
Other Transfers	0.0	0.0	0.0	1.6	0.0
Quasi-fiscal Operations of Banco Central	0.0	0.0	0.0	0.0	0.0
Extra-budgetary	196.0	147.6	17.6	0.5	0.0
Capital Expenditures	3,368.6	1,983.1	2,268.0	3,460.0	3,495.7
Capital Formation	36.4	53.3	145.3	99.7	229.0
Capital Transfers	3,332.1	1,929.9	2,122.7	3,360.3	3,266.2
To Public Sector	3,318.3	1,924.4	2,116.9	3,359.9	3,168.7
To Private Sector	13.9	5.5	5.8	0.4	98.0
Financial Investment	262.3	634.3	1,172.3	13.6	28.1
Current Account Surplus	489.7	110.4	533.4	(53.4)	2,073.6
Overall Surplus (Deficit)	(3,141.2)	(2,507.0)	(2,906.8)	(3,529.1)	(1,450.5)
As percentage of GDP(2)	(5.5)%	(4.5)%	(5.0)%	(5.7)%	(2.3)%

(1)	Preliminary figures.
(2)	As percentage of real GDP.

Source: Ministry of Finance, using IMF methodology.

Consolidated Public Sector

The consolidated public sector accounts include the results of decentralized state entities, such as PDVSA, CVG, and other Government-owned companies.

In 2009, consolidated public sector revenues decreased to Bs.15.3 billion in 1997 Constant Bolívares from Bs.24.1 billion in 1997 Constant Bolívares in 2008. This decrease was due primarily to a reduction in non-tax revenues as a result of a significant reduction in PDVSA’s operating surplus. Consolidated public sector expenditures for 2009 decreased to Bs.20.4 billion in 1997 Constant Bolívares from Bs.26.2 billion in 1997 Constant Bolívares in 2008. The decrease in expenditures was due primarily to a reduction in central government transfers to unconsolidated entities. As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2009 of Bs.5.0 billion in 1997 Constant Bolívares, or 8.8% of GDP, compared to a deficit of Bs.2.0 billion in 1997 Constant Bolívares, or 3.5% of GDP, for 2008.

In 2010, consolidated public sector revenues decreased to Bs.14.7 billion in 1997 Constant Bolívares from Bs.15.3 billion in 1997 Constant Bolívares in 2009. This decrease was primarily due to a decrease in tax revenues and non-tax revenues, in terms of interest, profits, dividends and commissions. Consolidated public sector expenditures for 2010 decreased to Bs.21.3 billion in 1997 Constant Bolívares from Bs.20.4 billion in 1997 Constant Bolívares in 2009. The decrease in expenditures was due primarily to purchases of goods and services, transfers to private sector and capital expenditures. As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2010 of Bs.6.6 billion in 1997 Constant Bolívares, or 11.8% of real GDP, compared to a deficit of Bs.5.0 billion in 1997 Constant Bolívares, or 8.8% of real GDP, for 2009.

In 2011, consolidated public sector revenues increased to Bs.21.7 billion in 1997 Constant Bolívares from Bs.14.7 billion in 1997 Constant Bolívares in 2010. This increase was primarily due to an increase in non-tax revenues. Consolidated public sector expenditures for 2011 increased to Bs.27.0 billion in 1997 Constant Bolívares from Bs.21.3 billion in 1997 Constant Bolívares in 2010. The increase in expenditures was primarily due to an increase in current expenditures, which include exchange losses, quasi-fiscal losses and capital expenditures by Banco Central. As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2011 of Bs.5.3 billion in 1997 Constant Bolívares, or 9.2% of real GDP, compared to a deficit of Bs.6.6 billion in 1997 Constant Bolívares, or 11.8% of real GDP, for 2010.

In 2012, consolidated public sector revenues decreased to Bs.18.2 billion in 1997 Constant Bolívares from Bs.21.7 billion in 1997 Constant Bolívares in 2011. This decrease was primarily due to decrease in non-tax revenues. Consolidated public sector expenditures for 2012 increased to Bs.29.0 billion in 1997 Constant Bolívares from Bs.27.0 billion in 1997 Constant Bolívares in 2011. The increase in expenditures was due primarily to capital expenditure. As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2012 of Bs.10.7 billion in 1997 Constant Bolívares, or 17.5% of real GDP, compared to a deficit of Bs.5.3 billion in 1997 Constant Bolívares, or 9.2% of real GDP, for 2011.

In 2013, consolidated public sector revenues increased to Bs.18.8 billion in 1997 Constant Bolívares from Bs.18.2 billion in 1997 Constant Bolívares in 2012. This increase was primarily due to an increase in non-tax revenue. Consolidated public sector expenditures for 2013 increased to Bs.29.3 billion in 1997 Constant Bolívares from Bs.29.0 billion in 1997 Constant Bolívares in 2012. The increase in expenditures was due primarily to an increase in current expenditures of salaries and Central Government Transfers to Unconsolidated Entities. As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2013 of Bs.10.5 billion in 1997 Constant Bolívares, or 16.9% of GDP, compared to a deficit of Bs.10.7 billion in 1997 Constant Bolívares, or 17.5% of GDP, for 2012.

The following table sets forth the revenues, by source and expenditures, by sector, of the consolidated public sector for the periods indicated:

Venezuela Consolidated Public Sector Revenues and Expenditures

	For the Year Ended December 31,
	2009	2010	2011(1)	2012(1)	2013(1)
	(in millions of 1997 Constant Bolívares)
Consolidated Public Sector
Total Revenues	15,337.5	14,744.4	21,693.6	18,207.7	18,818.6
Tax Revenues	7,654.4	7,109.6	8,207.7	8,594.7	9,036.2
Non-tax Revenues	7,683.1	7,634.8	13,485.9	9,613.0	9,782.5
Central Government	—	—	—	—	—
PDVSA Operating Surplus	2,747.2	5,752.6	6,071.8	4,703.5	3,164.,4
Interest, Profits, Dividends and Commissions	2,989.2	1,088.3	5,349.9	4,909.6	6.618,1
Non-financial Public Enterprises Operating Surplus					—
Capital Revenues	—	—	715.4	—	—
Other	1,807.2	793.9	1,348.8	—	—

Total Expenditures	20,370.6	21,312.9	27,020.8	28,951.0	29,328.4
Current Expenditures	13,525.9	16,584.9	20,981.8	21,320.8	22,390.9
Salaries, etc.	3,305.9	3,451.1	3,817.5	4,211.7	4,480.6
Purchases of Goods and Services(2)	1,238.4	1,129.2	719.9	691.5	662.9
Interest Payments	913.5	1,205.9	1,593.6	2,368.6	2,506.4
Transfers to Private Sector	2,637.7	823.7	994.9	941.2	773.3
Central Government Transfers to Unconsolidated Entities	5,346.2	7,529.3	8,758.3	8,285.4	9,296.2
Other(3)	84.2	2,445.8	5,097.6	4,822.4	4,671.5
Central Government (Extra-Budgetary)	45.7	147.6	17.6	0,5	—
Capital Expenditures	6,799.0	4,580.5	6,021.4	7,629.7	6,937.5
Capital Formation	3,456.5	2,650.6	3,898.7	4,269.4	3,587.5
Other (Including Transfers to Unconsolidated Entities)(4)	3,342.5	1,929.9	2,122.7	3,360.3	3,349.9
Overall Surplus (Deficit)	(5,033.1)	(6,568.5)	(5,327.2)	(10,743.3)	(10,509.8)
(As percentage of GDP)(5)
Total Revenues	27.0%	26.4%	37.3%	29.7%	30.2%
Total Expenditures	35.9%	38.2%	46.5%	47.1%	47.1%
Overall Surplus (Deficit)	(8.8)%	(11.8)%	(9.2)%	(17.5)%	(16.9)%

(1)	Preliminary figures. Includes preliminary Budgetary Central Government and PDVSA.
(2)	Includes goods and services acquisitions.
(3)	Includes other expenditures, exchange losses and quasi-fiscal losses of Banco Central.
(4)	Includes capital transfers and other financial expenditures.
(5)	As percentage of real GDP.

Source: Ministry of Finance, using IMF methodology

2014 Budget

In December 2013, the National Assembly approved the budget for 2014. The 2014 budget, as approved, projects total revenues of approximately U.S.$70 billion (18% of estimated GDP for 2014), excluding borrowing, and total expenditures of approximately U.S.$88 billion (23% estimated of GDP for 2014). The 2014 budget also contemplates a legal limit on borrowing by the Republic of U.S.$18 billion (5% of estimated GDP for 2014). The budget for 2014 is based on certain assumptions, including real GDP growth of 4.0%, an average price for the Venezuelan oil basket of U.S.$60.0 per barrel, an average exchange rate of Bs.6.3 = U.S.$1.00 and average inflation at a rate of 27.0%. As of July 31, 2014, the National Assembly approved U.S.$36 billion for supplemental budget allocations for payments of salary, retirement, pensions, regional expenses, food supply, purchases of raw materials and infrastructure.

PUBLIC DEBT

Overview

In 2000, the Government enacted LOAFSP to create and issue public debt through prior authorization and registration, superseding prior legislation governing the issuance of public debt, the LOAFSP has been amended on a number of occasions including in December 2013, see “Bolivarian Republic of Venezuela—Economic Policy and Legislation—The Public Finance Law.” Public debt is defined to include public issues of bonds and treasury notes in Venezuela and abroad, domestic and foreign direct indebtedness, contracts providing for payments extending beyond the then current fiscal year and guaranties and modifications of existing indebtedness. The types of entities subject to regulation under the LOAFSP include national, state and municipal governments, decentralized state institutions, autonomous government institutions and other public entities, corporate entities controlled directly or indirectly by the public sector and non-profit organizations under the control of the Government.

On June 13, 2011, the 2011 Special Debt Law was enacted, which allowed the Republic to issue up to Bs.45.0 billion (U.S.$10.5 billion) in new bonds in 2011. The total amount under the 2011 Special Debt Law was issued and the proceeds were used to invest in the agricultural sector, build new housing, develop a new job creation program, respond to natural disasters and other emergencies and refinance the public debt. On December 19, 2011, the 2012 Special Debt Law was enacted, allowing the Republic to issue up to Bs.64.3 billion (U.S.$14.9 billion) in new bonds during 2012. On July 27, 2012, the 2012 Special Supplemental Debt Law was enacted, allowing the Republic to issue an additional Bs.30.0 billion (U.S.$7.0 billion) in new bonds during 2012, all of which have been issued. Approximately Bs.25.0 billion (U.S.$5.8 billion) of the proceeds were used towards pension funds and the remaining Bs.5.0 billion (U.S.$1.2 billion) were used for payments of labor liabilities owed to government employees.

On December 11, 2012, the 2013 Special Debt Law was enacted, allowing the Republic to issue up to Bs.75.9 billion (U.S.$12.1 billion) in new bonds during 2013. On July 22, 2013, the 2013 Special Supplemental Debt Law was enacted, allowing the Republic to issue an additional Bs.76.0 billion (U.S.$12.1 billion) in new bonds during 2013, of which Bs.57.2 billion (U.S.$ 9.1 billion) were issued, including Bs.41.3 billion (U.S.$6.5 billion) for pensions; Bs.2.7 billion (U.S.$0.4 billion) used to labor liabilities; Bs.10.0 billion (U.S.$1.6 billion) for the Gran Mision Vivienda and the remaining Bs.3.2 billion (U.S.$0.5 million) were destined to refinancing operations of the Republic.

On December 10, 2013, the 2014 Special Debt Law was enacted, allowing the Republic to issue up to Bs.105,218.35 billion (U.S.$16.7 billion) in new bonds during 2014. On December 10, 2013, the 2014 Special Indebtedness Annual Law was enacted (“LEEA”), authorizing the executive to sign contracts for Bs.70.4 billion (U.S.$11.2 billion) and disbursements for Bs.39.7 billion (U.S.$6.3 million). As of June 30, 2014, the Republic has not enacted a supplementary special indebtedness law (“LEEC”). As of June 30, 2014, 49% (Bs.51.4 billion – U.S.$8.2 billion) of the total authorized amount had been issued in the domestic capital market and the remainder Bs.53.8 billion (U.S.$ 8.5 billion) are pending issuance during the rest of 2014.

Summary of External Debt

The following table sets out the composition of Venezuela’s external public debt outstanding at the dates indicated:

	December 31,
	2009	2010	2011	2012	2013
	(in millions of U.S. dollars)
Commercial Bank External Public Sector Debt	$1,079.6	$787.2	$544.1	$528.4	$531.8
Other External Public Sector Debt	34,057.9	36,239.4	42,898.6	44,889.1	44,259.4
Obligations and Bonds	29,871.8	31,236.2	36,927.2	36,927.2	35,387.7
Suppliers & Contractors	2.3	(2.3)	(5.0)	(7.6)	(7.6)
Multilateral Agencies	3,270.3	4,126.2	4,778.5	4,838.1	4,904.6
Bilateral Agencies	913.5	879.4	1,197.6	3,131.2	3,974.7

Total External Public Sector Debt	$35,137.5	$37,026.6	$43,442.7	$45,417.3	$44,791.1

Source: Ministry of Finance.

The following table sets out the scheduled amortizations for Venezuela’s external public debt outstanding on December 31, 2013 for each of the years indicated:

	Scheduled Amortization(1)
	(in millions of U.S. dollars)
	2014	2015	2016	2017	2018	2019 and thereafter
Commercial Bank External Public Sector Debt	$109.6	$68.0	$67.0	$58.9	$52.0	$173.2
Other External Public Sector Debt	2,519.3	2,339.5	2,650.9	1,088.0	3,188.4	32,481.7
Obligations and Bonds	1,498.0	1,310.0	1,500.1	—	2,052.8	29,026.8
Suppliers & Contractors	—	—	—	—	—	—
Multilateral Agencies	294.2	299.0	421.4	371.4	421.3	3,096.8
Bilateral Agencies	727.1	730.5	729.5	716.7	714.3	358.0
Total External Direct Public Sector Debt	$2,629.0	$2,407.5	$2,717.9	$1,146.9	$3,240.3	$32,654.8

(1)	Does not include disbursements scheduled to be made after December 31, 2013.

Source: Ministry of Finance, using IMF methodology.

Internal Public Debt

The Government’s internal public debt as of December 31, 2013 totaled approximately Bs.444.1 billion, or U.S.$70.5 billion (at the prevailing Bolívar/U.S. dollar exchange rate on that date) compared to Bs.255.4 billion, or U.S.$59.4 billion (at the prevailing Bolívar/U.S. dollar exchange rate on that date) on December 31, 2012. As of March, 2014, the total internal public debt amounted to the equivalent of Bs.490.0 billion, or U.S.$77.8 billion.

The table below sets forth a summary of Venezuela’s internal public debt as of December 31, 2013:

Type of Debt	Outstanding as of December 31, 2013
(in millions of U.S. dollars)(1)
Treasury Bonds (Letras del Tesoro)	$1,470.3
National Public Debt Bonds	55,384.9
Loans	0.9
Promissory Notes(2)	0.0
Total Internal Debt of the Republic of Venezuela	56,856.0
Internal Debt Issued by Public Entities and Guaranteed by the Republic	13,635.0

Total	$70,491.0

(1)	At the Bolívar/U.S. dollar exchange rate as of December 31, 2013.
(2)	Issued in domestic market; denominated in foreign currency.

Source: Ministry of Finance.

Between March and June 2011, the Republic sold to Banco del Tesoro and BIV Bs.3.5 billion (approximately U.S.$814 million) in local debt. The issuance of this debt was for the purpose of financing public expenditures. In addition, in June and July 2011, the Republic sold to Banco del Tesoro, BIV, Banco de Venezuela and FOGADE Bs.9.5 billion (approximately U.S.$2.2 billion) in local debt for the purpose of financing public expenditures and servicing debt. In September 2012, the Executive called the public banks and other financial institutions, as well as social security workers funds, to participate in a special offer of bonds, for up to Bs.10,000 million. The funds were used to pay pensions and the partial payment of the liabilities arising from social benefits payable to public workers In 2013, specifically in May, October and November, five calls for Special Offers were made to national public banks and other financial institutions, including worker’s provident funds, who purchased bonds for up to Bs.51,150 million. The funds were used to pay debt service, pensions, social benefits, and finance the Great Venezuela Housing Mission. In June 2014, the Republic called national public banks to participate in a Special Offer for bonds in the amount of Bs.16,168,000 to cover tax management and debt service.

Multilateral Borrowings and Subscriptions

Venezuela is one of the founding members of the IMF. As of May, 2014, its subscription to the IMF, which corresponds to its quota, was SDR 2.7 billion or U.S.$.1.7 billion. Venezuela’s subscription to the capital of the World Bank was U.S.$2.5 billion at June, 2014. In addition, Venezuela is a member of the following other World Bank Group affiliates: International Finance Corporation (IFC), with subscriptions of U.S.$27.8 million; and Multilateral Investment Guarantee Agency (MIGA), with subscriptions of U.S.$15.4 million, both as of June, 2013.

Venezuela’s capital subscription to the IADB was U.S.$5.8 billion as of December 31, 2013, one of the largest subscriptions of the bank’s Latin American members. Of this amount, U.S.$249.3 million had been paid in cash as of December 31 , 2013 and the balance is callable if required to meet the bank’s obligations. Venezuela’s contribution to the IADB’s Fund for Special Operations is U.S.$315.3 million.

Venezuela is a member of CAF with subscriptions of capital totaling U.S.$883.9 million. Of this amount, U.S.$732.0 million had been paid in cash as of December 31, 2013. Venezuela is also a member of Banco de Desarrollo del Caribe, with subscriptions of capital totaling U.S.$47.0 million, of which U.S.$10.3 million had been paid in cash as of December 31, 2013.

Capital Market Issues of External Public Debt

Venezuela has paid on a current basis in accordance with the terms of the relevant agreements the full amount of principal and interest due on all publicly-issued bonds and notes in the international capital markets. Prior to the consummation of the 1990 Financing Plan, the percentage of Venezuela’s external debt represented by obligations issued in the international capital markets was very small, approximately 5.6% at December 31, 1989. Venezuela’s debt structure has shifted as a result of the 1990 Financing Plan and subsequent issues of capital markets instruments such that international capital markets obligations constituted approximately 79.9% of Venezuela’s total external debt as of December 31, 2013.

The following table sets out a summary of the principal features of the long-term outstanding bonds and notes publicly issued in external capital markets, as of December 31, 2013.

Security	Currency of Issue	Original Issue Size	Principal Outstanding	Interest Rate(1)	Initial Issue Date		Maturity Date	Target Market
		(Millions)
ROV 9.25%*	U.S.$	4,000.0	3,998.0	9.25%	Sept. 1997		Sept. 2027	United States
ROV 13.625%*	U.S.$	752.8	752.8	13.625%	Aug. 1998	(2)	Aug. 2018	United States
ROV 13.625%	U.S.$	300.0	300.0	13.625%	Sept. 2001		Aug. 2018	United States
ROV 7.00%	U.S.$	1,000.0	1,000	7.00%	Dec. 2003		Dec. 2018	Euromarket
ROV 9.375%*	U.S.$	1,500.0	1,489.0	9.375%	Jan. 2004	(3)	Jan. 2034	Euromarket
ROV 8.50%*	U.S.$	1,500.0	1,498.0	8.5%	Oct. 2004		Oct. 2014	Euromarket
ROV € -7.00%*		€1,000.0	1,310.0	7.00%	Mar. 2005		Mar. 2015	Euromarket
ROV 7.65%	U.S.$	1,599.8	1,597.8	7.65%	Apr. 2005		Apr. 2025	Euromarket
ROV 5.75%	U.S.$	1,500.1	1,500.1	5.75%	Dec. 2005		Feb. 2016	Euromarket
ROV 6.00%	U.S.$	1,500.1	1,500.1	6.00%	Dec. 2005		Dec. 2020	Euromarket
ROV 7.00%	U.S.$	1,250.0	1,250.0	7.00%	Nov. 2007	(4)	Mar. 2038	Euromarket
ROV 9.00%	U.S.$	2,000.0	2,000.0	9.00%	May 2008		May 2023	Euromarket
ROV 9.25%	U.S.$	2,000.0	2,000.0	9.25%	May 2008		May 2028	Euromarket
ROV 7.75%	U.S.$	2,496.0	2,496.0	7.75%	Oct 2009		Oct. 2019	Euromarket
ROV 8.25%	U.S.$	2,496.0	2,496.0	8.25%	Oct 2009		Oct. 2024	Euromarket
ROV 12.75%	U.S.$	3,000.0	3,000.0	12.75%	Aug. 2010		Aug. 2022	Euromarket
ROV 11.95%	U.S.$	4,200.0	4,200.0	11.95%	Aug. 2011		Aug. 2031	Euromarket
ROV 11.75%	U.S.$	3,000.0	3,000.0	11.75%	Oct. 2011		Oct. 2026	Euromarket

*	The Bank of New York Mellon (referred to as BNYM) (originally The Chase Manhattan Bank (National Association)) was appointed fiscal agent for the bonds and notes marked with an asterisk (*) in the table above and the Oil-Indexed Payment Obligations referred to below. In August 2012 BNYM resigned as fiscal agent, subject to the appointment of a successor fiscal agent. The appointment of a successor is expected to occur in the near future. In the meantime, BNYM has continued to serve as fiscal agent for the indicated bonds and notes. BNYM has advised that its decision to resign was not related to payment issues.
(1)	Interest is paid on a semi-annual basis except on the issue denominated in Euro on which interest is paid annually.

(2)	U.S.$500 million in aggregate principal amount of these notes were issued initially for cash in August 1998. In connection with an exchange undertaken with BANDES in 2003, the Republic issued an additional U.S.$252.8 million in aggregate principal amount of these notes, which form a single series with the U.S.$500 million of these notes issued in 1998.
(3)	U.S.$1.0 billion in aggregate principal amount of these notes were issued in January 2004. In December 2004, the Republic issued an additional U.S.$500 million in aggregate principal amount of these notes, which form a single series.
(4)	U.S.$825,179,000 in aggregate principal amount of these notes were issued on November 15, 2007. On November 27, 2007, the Republic issued an additional U.S.$424,824,000 in aggregate principal amount of these notes, which form a single series.

Source: Ministry of Finance

Over the past 50 years, despite the debt crisis that prompted the restructuring of its commercial bank debt during the 1980s and the oil strike of 2002, Venezuela has fully paid on a current basis in accordance with the terms of the relevant agreements the full amount of principal and interest due on all publicly-issued bonds and notes in the international capital markets.

1990 Financing Plan

In June 1990, the Government, along with its bank advisory committee, announced the principal terms of a financing plan, referred to as the 1990 Financing Plan. The 1990 Financing Plan provided for the exchange of medium-term commercial bank debt for a variety of options featuring debt and debt service reduction or new money, including collateralized short-term notes, collateralized bonds and new money bonds. The 1990 Financing Plan, structured along the lines of the Brady initiative, contemplated that all eligible debt would be exchanged for one or more of the options. The 1990 Financing Plan was consummated on December 18, 1990.

In connection with the 1990 Financing Plan, the Republic issued Oil-Indexed Payment Obligations to holders of its par and discount bonds due 2020. Holders were given five Oil Obligations for each U.S.$1,000 of old debt exchanged for par bonds and discount bonds. Venezuela is required to make certain payments under the Oil Obligations in the event that the average price per barrel of crude oil exported from Venezuela over the applicable determination period exceeds a strike price set forth in the Oil Obligations, up to a maximum of U.S.$3.00 per Oil Obligation per determination period. In 2013, the amount of payments made with respect to the Venezuelan Oil Obligations was U.S.$148.7 million.

As of December 2008, all bonds issued pursuant to the 1990 Financing Plan had been redeemed or paid in full at maturity.

Credit Agreement with China through BANDES

In recent years, the Republic has entered into a number of credit agreements with China. For more information, see “Bolivarian Republic of Venezuela—Foreign Trade and Balance of Payments—Trading Partners”.

TABLES AND SUPPLEMENTARY INFORMATION

I.	Venezuela’s Funded Internal Debt (as of December 31, 2013)

	Interest Rate	Issue Date	Final Maturity	Issued Amount (Millions of U.S.$)	Outstanding Amount
Suppliers’ Loans	Various	2002	2003-2005(2)	2.3	6.1
	Various	1996	1999-2003(2)	0.3	0.8
				2.7	0.9

National Public Debt Bonds
Debt to Equity Conversion Bonds
Decreto 3120, Emisión 6, 1993	(1)	September 1993	February 2014	96.8	0.1
Decreto 1217, Emisión 7, 1993	(1)	February 1996	February 2014	35.1	7.6
				131.8	7.6

National Public Debt Bonds (Deuda Pública Nacional-DPN)

Deuda Pública Nacional	(1)	2006	5-14 years	1,550.7	962.8
Deuda Pública Nacional	(1)	2007	4-8 years	772.1	354.1
Deuda Pública Nacional	(1)	2008	3-7 years	337.5	63.8
Deuda Pública Nacional	(1)	2009	2-7 years	1,789.2	787.1
Deuda Pública Nacional	(1)	2010	2-10 years	8,322.6	3,761.6
Deuda Pública Nacional	(1)	2011	4-8 years	13,730.2	9,371.4
Deuda Pública Nacional	(1)	2012	6-9 years	21,923.7	14,963.8
Deuda Pública Nacional	(1)	2013	8-13 years	22,119.8	21,115.7

Resident Bonds	LIBOR+1%	1994	16 years	395.5	74.0
Deuda Pública Nacional (U.S.$)	(1)	2006	10 years	1,075.3	1,075.3
Deuda Pública Nacional (U.S.$)	(1)	2007	12 years	2,149.0	1,383.0
Deuda Pública Nacional (U.S.$)	(1)	2009	8 years	1,458.7	1,458.7

				75,624.3	55,371.2

Total Internal Direct Debt of the Republic				73,231.8	56,856.0
Internal Debt of Public Sector Entities Guaranteed by the Republic
Deuda Pública Nacional		1988		1.3	0.1
Deuda Pública Nacional		2012	2-8 years	5,673.3	3,872.2
Deuda Pública Nacional		2013	3-8 years	9,762.7	9,762.7

				15,437.3	13,635.1

Total Internal Debt					70,491.1

(1)	Rate set by Banco Central in accordance with the formula established by the decrees pursuant to which the bonds were issued.
(2)	The Republic is currently in the process of documenting this debt.

Source: Ministry of Finance.

II.	Venezuela’s Floating Internal Debt (as of December 31, 2013)

		Final Maturity	Issued Amount (Millions of U.S.$)	Outstanding Amount (Millions of U.S.$)
Treasury Bonds
(Letras del Tesoro)
Decreto 9349, Emisión 75	Jan 2013	Less than 364 days	1,473.0	1,470.3

			1,473.0	1,470.3

Source: Ministry of Finance.

III.	Venezuela’s Funded External Debt (as of December 31, 2013)(1)

					Principal Amount
	Interest Rate	Issue date	Final Maturity	Currency	Issued Amount (Millions of Original Currency)(2)	Outstanding Amount (Millions of U.S.$)(3)
Multilateral Organizations:
Inter-American Development Bank	Fixed	1993	2018	U.S.$	1,010.1	22.4
	Fixed	1994	2014	U.S.$	124.6	22.7
	Fixed	1995	2015	U.S.$	78.0	11.9
	Fixed	1996	2021	U.S.$	52.0	23.1
	Fixed	1997	2017	U.S.$	41.8	11.8
	Fixed	1998	2022-2023	U.S.$	218.2	9.3
	Fixed	2000	2020-2025	U.S.$	117.2	55.7
	Fixed	2001	2021	U.S.$	49.7	28.8
	Variable	2001	2021	U.S.$	2.8	2.0
	Fixed	2002	2022-2027	U.S.$	33.9	21.7
	Variable	2002	2022-2027	U.S.$	15.1	11.7
	Fixed	2005	2025-2030	U.S.$	11.3	8.7
	Variable	2005	2030	U.S.$	2.9	2.5
	Fixed	2006	2026	U.S.$	497.3	497.3
	Variable	2006	2026	U.S.$	252.7	252.7
	Variable	2008	2028-2033	U.S.$	189.0	93.1
	Variable	2009	2029	U.S.$	1,000.0	814.9
	Variable	2010	2030-2035	U.S.$	890.0	4.4
	Variable	2011	2036	U.S.$	100.0	1.0
	Variable	2012	2037	U.S.$	439.7	34.8

						1,934.6

Corporación Andina de Fomento	Variable	2003-2005	2013-2019	U.S.$	834.3	302.3
	Variable	2006	2016	U.S.$	300.0	150.0
	Variable	2007	2027	U.S.$	600.0	600.0
	Variable	2008	2018-2020	U.S.$	204.5	89.0
	Variable	2009	2027	U.S.$	678.0	338.3
	Variable	2010	2022-2028	U.S.$	2,090.8	1,351.3
	Variable	2011	2026-2029	U.S.$	425.1	9.4
	Variable	2013	2025	U.S.$	300.0	121.8

						2,962.2

FIDA	Variable	2005-2009	2018-2028	SDR	10.4	6.4

						6.4

NIB	Variable	2003	2018	U.S.$	2.8	1.4

Bilateral Agencies:
Various Creditors	Fixed	2001	2032	EUR	10.0	12.7
Various Creditors	Fixed	2005	2015	JPY	13,496.1	25.8
Various Creditors	Fixed	1993	2015-2018	U.S.$	87.9	22.2
Various Creditors	Variable	1993	2015	U.S.$	117.5	29.9

					Principal Amount
	Interest Rate	Issue date	Final Maturity	Currency	Issued Amount (Millions of Original Currency)(2)	Outstanding Amount (Millions of U.S.$)(3)
Various Creditors	Fixed	1999	2030	U.S.$	66.4	54.8
Various Creditors	Fixed	2001	2014	U.S.$	107.5	5.7
Various Creditors	Fixed	2003	2015-2016	U.S.$	294.9	60.3
Various Creditors	Fixed	2004	2014-2045	U.S.$	97.4	21.3
Various Creditors	Fixed	2009	2018-2019	U.S.$	747.2	519.0
Various Creditors	Fixed	2010	2023	U.S.$	865.4	266.0
Various Creditors	Fixed	2012	2018	U.S.$	2,651.7	2,651.7
Various Creditors	Fixed	2013	2023	U.S.$	320.0	305.6

						3,974.7
Commercial Bank:
Various Creditors	Variable	2004	2016	CHF	14.7	4.8
Various Creditors	Fixed	1993	2017	EUR	25.8	10.3
Various Creditors	Variable	2002	2014-2016	EUR	219.1	77.0
Various Creditors	Variable	2003	2014-2019	EUR	126.8	65.0
Various Creditors	Variable	2004	2015-2018	EUR	16.9	10.2
Various Creditors	Variable	2011	2023	EUR	283.7	1.0
Various Creditors	Variable	2012	2022	EUR	202.4	276.1
Various Creditors	Fixed	1993	2015-2018	U.S.$	59.7	15.0
Various Creditors	Variable	2000	2014	U.S.$	21.2	1.1
Various Creditors	Variable	2001	2015	U.S.$	102.6	18.4
Various Creditors	Variable	2002	2014-2016	U.S.$	137.7	23.5
Various Creditors	Variable	2003	2014-2016	U.S.$	259.6	15.4
Various Creditors	Variable	2004	2018	U.S.$	29.9	14.0
						531.8
Suppliers and Contractors:
Various Creditors	Variable	1996	1997-2002	U.S.$	21.0	(7.5)
Various Creditors	Variable	1998	1999-2003	U.S.$	25.5	(5.1)
Various Creditors	Variable	2002	2003-2012	U.S.$	3.5	0.9
Various Creditors	Fixed	2002	2003-2012	U.S.$	46.0	4.1

						(7.6)
Bonds:
Global Bonds—9.25%	9.3%	1997	2027	U.S.$	4,000.0	3,998.0
Global Bonds—13.625%	13.6%	1998	2018	U.S.$	752.8	752.8
Global Bonds—13.625%	13.6%	2001	2018	U.S.$	300.0	300.0
Global Bonds—7.00%	7.0%	2003	2018	U.S.$	1,000.0	1,000.0
Global Bonds—8.5%	8.5%	2004	2014	U.S.$	1,500.0	1,498.0
Global Bonds—9.375%	9.4%	2004	2034	U.S.$	1,500.0	1,489.0
Global Bonds—5.75%	5.8%	2005	2016	U.S.$	1,500.1	1,500.1
Global Bonds—6.00%	6.0%	2005	2020	U.S.$	1,500.1	1,500.1
Global Bonds—8.09% Callable	8.1%	2005	2015	EUR	1,000.0	1,310.0
Global Bonds—7.65%	7.7%	2005	2025	U.S.$	1,599.8	1,597.8
Global Bonds—7.00%	7.0%	2007	2038	U.S.$	1,250.0	1,250.0
Global Bonds—9%	9.0%	2008	2023	U.S.$	2,000.0	2,000.0
Global Bonds—9.25%	9.3%	2008	2028	U.S.$	2,000.0	2,000.0
Global Bonds—7.75%	7.8%	2009	2019	U.S.$	2,496.0	2,496.0
Global Bonds—8.25%	8.3%	2009	2024	U.S.$	2,496.0	2,496.0
Global Bonds—12.75%	12.8%	2010	2022	U.S.$	3,000.0	3,000.0
Global Bonds—11.75%	11.8%	2011	2031	U.S.$	4,200.0	4,200.0
Global Bonds—11.95%	12.0%	2011	2026	U.S.$	3,000.0	3,000.0

						35,387.7

Total						44,791.1

(1)	Debt classification by source of finance adjusted according to the Sistema de Gestión de Deuda SIGADE (Debt Management and Financial System Criteria). As of December 31, 2013, there is no external floating debt (including long-term debt that is now a year less from maturity).
(2)	Expressed in units of original currencies.
(3)	Debt incurred in currencies other than U.S. Dollars at the respective exchange rates as of December 31, 2013.

Source: Ministry of Finance